Exhibit 99.1

EXECUTION VERSION

CREDIT AGREEMENT

DATED AS OF JUNE 1, 2015

COLLIERS INTERNATIONAL GROUP INC.

AS CANADIAN BORROWER

AND

COLLIERS INTERNATIONAL HOLDINGS (USA), INC.

AS U.S. BORROWER

AND

GLOBESTAR LIMITED

AS UK BORROWER

AND

COOPERATIE CMN NETHERLANDS HOLDCO U.A.

AS DUTCH BORROWER

AND

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

AS AUSTRALIAN BORROWER

AND

THE SUBSIDIARIES

NAMED ON THE EXECUTION PAGES HEREOF

AS GUARANTORS

AND

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF

AS LENDERS

TD SECURITIES

AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER

AND

THE TORONTO-DOMINION BANK

AS ADMINISTRATION AGENT, COLLATERAL AGENT AND SECURITY TRUSTEE

AND

THE TORONTO-DOMINION BANK

AS CANADIAN ADMINISTRATION AGENT

AND

TORONTO DOMINION (TEXAS) LLC

AS U.S. ADMINISTRATION AGENT

AND

THE TORONTO-DOMINION BANK, LONDON BRANCH

AS EUROPEAN ADMINISTRATION AGENT

AND

HSBC BANK AUSTRALIA LIMITED

AS AUSTRALIAN ADMINISTRATION AGENT

AND

JPMORGAN CHASE BANK, N.A. AND HSBC BANK CANADA

AS SYNDICATION AGENTS

AND

BANK OF MONTREAL AND THE BANK OF NOVA SCOTIA

AS DOCUMENTATION AGENTS

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TABLE OF CONTENTS

ARTICLE 1 – DEFINITIONS		3

1.1	Definitions	3
1.2	References	28
1.3	Interpretation	28
1.4	Headings and Table of Contents	29
1.5	Accounting Terms	29
1.6	Currency Calculations	30
1.7	Recitals	30
1.8	Schedules	30
1.9	Permitted Encumbrances	30
1.1	Precedence	30

ARTICLE 2 – FACILITIES		30

2.1	The Credit Facilities	30
2.2	Notice and Revolving Nature of Borrowings	31
2.3	Conversion	38
2.4	Making Borrowings	38
2.5	Participation of Each Lender; Defaulting Lender	40
2.6	Bankers’ Acceptances	41
2.7	Acceptance Date Procedure	44
2.8	Purchase of Bankers’ Acceptances	44
2.9	Payment of Bankers’ Acceptances	44
2.10	Set-Off and Netting	45
2.11	Letters of Credit	45
2.12	Use of Proceeds	48
2.13	Incremental Facility	49
2.14	Banking Services	50
2.15	Applicable Foreign Borrower Sublimits	50

ARTICLE 3 – REPAYMENT AND ACCOUNTS		51

3.1	Repayment	51
3.2	Accounts kept by the Canadian Agent	51
3.3	Accounts kept by the Canadian Swingline Lender	51
3.4	Accounts kept by the U.S. Agent	51
3.5	Accounts kept by the U.S. Swingline Lender	52
3.6	Accounts kept by the European Agent	52
3.7	Accounts kept by the Dutch Swingline Lender	52
3.8	Accounts kept by the UK Swingline Lender	52
3.9	Accounts kept by the Australian Agent	53
3.10	Accounts kept by the Australian Swingline Lender	53
3.11	Accounts kept by each Canadian Lender	53
3.12	Accounts kept by each U.S. Lender	53
3.13	Accounts kept by each Dutch Lender	54
3.14	Accounts kept by each UK Lender	54
3.15	Accounts kept by each Australian Lender	54
3.16	Promissory Notes	54
3.17	Excess Resulting from Exchange Rate Change	54
3.18	Currency	55

ARTICLE 4 – INTEREST, ACCEPTANCE FEE, LETTER OF CREDIT FEE AND COMMITMENT FEES		56

1

4.1	Interest on Libor Loans and Australian Bank Bill Rate Loans	56
4.2	Interest on U.S. Base Rate Loans	57
4.3	Interest on Canadian Prime Rate Loans	58
4.4	Interest on U.S. Prime Rate Loans	58
4.5	Interest on Australian Base Rate Loans	59
4.6	Libor Interest Periods/Australian Bank Bill Rate Interest Periods	59
4.7	Interest on Overdue Amounts	60
4.8	Acceptance Fee	61
4.9	Commitment Fees	61
4.10	Letter of Credit Fronting Fee	62
4.11	Effective Date for Changes in Applicable Margins	62

ARTICLE 5 – CONDITIONS PRECEDENT		63

5.1	Conditions Precedent	63
5.2	Conditions Precedent to Borrowings to Make Acquisitions	66

ARTICLE 6 – PREPAYMENT, CANCELLATION, REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS		67

6.1	Prepayment and Cancellation	67
6.2	Notice	67
6.3	Status of Lender	67
6.4	Fees	68
6.5	Mandatory Application of Cash Proceeds	68
6.6	Reallocation	68

ARTICLE 7 – SPECIAL LIBOR AND INCREASED COST PROVISIONS		69

7.1	Substitute Rate of Borrowing	69
7.2	Increased Cost	70
7.3	Illegality	71
7.4	Indemnity	71
7.5	Other Increased Costs or Reductions in Return	71
7.6	Additional Cost in Respect of Tax; Dutch, UK and Australian Tax Matters	73
7.7	Claims under Section 7.6	86
7.8	Tax Receipts	87
7.9	FATCA Information	87
7.10	FATCA Deduction	88
7.11	Internal Revenue Service Forms	88
7.12	Change in Law; Lending Office	89

ARTICLE 8 – REPRESENTATIONS, WARRANTIES & COVENANTS		89

8.1	Representations and Warranties	89
8.2	Positive Covenants	94
8.3	Negative Covenants	100
8.4	Financial Covenants	104

ARTICLE 9 – EVENTS OF DEFAULT		105

9.1	Events of Default	105
9.2	Bankruptcy Exception	109
9.3	Security	109
9.4	Remedies Not Exclusive	109

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9.5	Set Off	109

ARTICLE 10 – PAYMENTS		110

10.1	Payments to Agents/Swingline Lenders	110
10.2	Payments by Lenders to Agents	112
10.3	Payments by Agents to Borrowers	112
10.4	Distribution to Lenders and Application of Payments	112
10.5	No Set Off or Counterclaim	112
10.6	Non Receipt By Agents	112
10.7	When Due Date Not Specified	113
10.8	Agents’ Authority to Debit	113

ARTICLE 11 – EXPENSES		113

11.1	Payment of Expenses	113
11.2	Survival	114
11.3	Environmental Indemnity	114

ARTICLE 12 – FEES		116

12.1	Agency Fee	116
12.2	Miscellaneous	116

ARTICLE 13 – THE AGENTS		116

13.1	Agents	116
13.2	Agents’ Responsibility	117
13.3	Agents’ Duties	118
13.4	Protection of Agents	118
13.5	Indemnification of Agents	119
13.6	Termination or Resignation of Agent	119
13.7	Rights of an Agent as Lender	120
13.8	Authorized Waivers, Variations and Omissions	120
13.9	Financial Information Concerning the Borrowers or Guarantors	121
13.10	Knowledge of Financial Situation of Borrowers	121
13.11	Legal Proceedings	121
13.12	Capacity as Agent	122
13.13	Deposits or Loans Respecting the Borrowers	122
13.14	Separate Collateral Agent	122
13.15	Agent Titles	122
13.16	Parallel Debt Obligations	122
13.17	Australian Security Trust	123
13.18	Security Trust	124

Article 14 – ASSIGNMENTS AND TRANSFERS		124

14.1	Benefit of Agreement	124
14.2	Assignments and Transfers by a Borrower or a Guarantor	124
14.3	Assignments and Transfers by a Lender	125
14.4	Transfer Certificate	126
14.5	Notice	127
14.6	Sub-Participations	127
14.7	Disclosure	127
14.8	Assignment to Federal Reserve Bank	127

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ARTICLE 15 – GOVERNING LAW, COURTS AND JUDGMENT CURRENCY		128

15.1	Governing Law	128
15.2	Courts	128
15.3	Judgment Currency	128

ARTICLE 16 – MISCELLANEOUS		129

16.1	Equal Ranking of Lenders	129
16.2	Sharing of Information	129
16.3	Severability	129
16.4	Remedies and Waivers	129
16.5	Direct Obligation	129
16.6	Notices	130
16.7	Counterparts	130
16.8	Calculation/Limit on Rate of Interest	130
16.9	USA Patriot Act Notice	131
16.10	Canadian Anti-Money Laundering Legislation.	131
16.11	Know Your Customer	132
16.12	Australian Anti-Money Laundering Legislation	132

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SCHEDULES

“A”	Unrestricted Entities
“B”	Form of Repayment Notice
“C”	Form of Transfer Certificate
“D”	Form of Conversion Notice
“E”	Form of Drawdown Notice
“F”	Details of Issue
“G”	Form of Compliance Certificate
“H”	Form of Intercompany Debt and Security
“I-1”	Canadian Commitments
“I-2”	U.S. Commitments
“I-3”	UK Commitments
“I-4”	Dutch Commitments
“I-5”	Australian Commitments
“I-6”	Total Commitments
“J”	Form of Officer’s Certificate Re: Acquisition Facility
“K”	Permitted Encumbrances
“L”	Form of [U.S.] [UK] [Dutch] [Australian] Promissory Note
“M”	Post-Closing Covenants

CREDIT AGREEMENT

DATED AS OF JUNE 1, 2015

AMONG:

COLLIERS INTERNATIONAL GROUP INC., a corporation duly organized and existing under the laws of Ontario,

AND:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware,

AND:

GLOBESTAR LIMITED, a company incorporated in England and Wales with company number 05159841,

AND:

COOPERATIE CMN NETHERLANDS HOLDCO U.A., a corporation duly organized and existing under the laws of the Netherlands and registered with the Dutch trade register,

AND:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, a corporation duly organized and existing under the laws of Australia,

AND:

THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF

AND:

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as lenders

AND:

THE TORONTO-DOMINION BANK, as collateral agent, administration agent and security trustee

AND:

THE TORONTO-DOMINION BANK, as Canadian administration agent

AND:

TORONTO DOMINION (TEXAS) LLC, as U.S. administration agent

AND:

THE TORONTO-DOMINION BANK, London Branch, as European administration agent

AND:

HSBC BANK AUSTRALIA LIMITED, as Australian administration agent

WHEREAS, on March 11, 2015, FirstService Corporation, a corporation formed by amalgamation under the laws of the Province of Ontario pursuant to a Certificate and Articles of Amalgamation effective April 1, 1999, as amended, (“Old FirstService”), the Canadian Borrower, New FSV Corporation (“New FSV”), FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. (“FCRESI”) (collectively, the “Arrangement Parties”) entered into an Arrangement Agreement (the “Arrangement Agreement”) whereby:

(a)
Old FirstService proposed the separation and spin-off of its “FirstService Residential” residential real estate services division and “FirstService Brands” property services division, and the assets and liabilities respectively referable to such divisions, into a separate public company;

(b)
the Arrangement Parties would participate in a series of transactions for the separation and reorganization of the assets and liabilities of Old FirstService, such that: (i) FSV Holdco ULC would hold the “FirstService Residential” residential real estate services division and the “FirstService Brands” property services division of Old FirstService, and own the assets and liabilities respectively referable to such divisions, and would, under the Plan (as defined below), become a wholly-owned Subsidiary of New FSV and then wind-up into New FSV, and New FSV would change its name to “FirstService Corporation”; (ii) FCRESI would become a wholly-owned Subsidiary of Old FirstService; and (iii) Old FirstService would, outside of FSV Holdco ULC and through FCRESI, continue to hold its “Colliers International” commercial real estate services division, and the assets and liabilities referable to such division, and would, under the Plan (as defined below), amalgamate with FCRESI to form a corporation that would be named “Colliers International Group Inc.” (being the Canadian Borrower) (collectively, the “Transactions”);

AND WHEREAS, on March 13, 2015, Old FirstService made an application (the “Application”) under Section 182 of Ontario Business Corporations Act R.S.O. 1990 (as amended, the “OBCA”), and made a motion within the Application, in each case, in the Ontario Superior Court of Justice (the “Court”), such motion seeking the advice and direction of the Court and seeking an Interim Order (which was granted), in connection with the Application, for the approval of an arrangement (as contemplated in the Arrangement Agreement), under subsection 182(5) of the OBCA;

AND WHEREAS, on May 28, 2015, the Court made an order (the “Final Order”) approving the Arrangement, as defined and described in the plan of arrangement (as annexed to the Arrangement Agreement) under the OBCA, dated as of May 28, 2015 (together with all information circulars and disclosures relating thereto and all exhibits, modifications and supplements thereto, in each case, to the extent permitted hereunder, the “Plan”);

AND WHEREAS on the date hereof, concurrently with the effectiveness of this Agreement, the Transactions were consummated and the Plan became effective in accordance with its terms;

AND WHEREAS in connection with the consummation of the Transactions and the effectiveness of the Plan, the Borrowers have requested that Lenders make loans available to the Borrowers and the Lenders have agreed, subject to the terms and conditions set forth in this Agreement, to enter into this Agreement;

AND WHEREAS the Lenders are willing to grant the Facilities upon and subject to the following terms and conditions;

NOW THEREFORE in consideration of the respective covenants of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties agree as follows:

ARTICLE 1
– DEFINITIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the terms defined in the introduction of the parties and the recitals shall have, as herein used, the same meanings and:

“Acceptance Date” means any Business Day on which a Bankers’ Acceptance is or is requested to be issued hereunder.

“Acceptance Fee” means in respect of any Bankers’ Acceptance outstanding at any time on or after the Effective Date the Acceptance Fees described in the definition of Applicable Margin.

“Accommodation” has the meaning ascribed thereto in Section 7.5(a).

“Accounts” means the accounts kept by the Administration Agent, the Canadian Agent, the Canadian Swingline Lender, the U.S. Agent, the U.S. Swingline Lender, the European Agent, the Dutch Swingline Lender, the UK Swingline Lender, the Australian Agent, the Australian Swingline Lender, as the case may be, pursuant to Section 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9 and 3.10, to record the Borrowers’ liabilities to the Agents and each Lender under this Agreement.

“Acquisition Entity” means an Eligible Business acquired by the Canadian Borrower or a Subsidiary thereof (other than Unrestricted Entities) as permitted under this Agreement.

“Acquisition Expenses” means one-time professional costs and expenses (disclosed in writing to Agent summarizing such costs and expenses) incurred by Canadian Borrower or any of its Subsidiaries in connection with the consummation of the acquisition of an Acquisition Entity, not exceeding the aggregate amount, on a Consolidated basis for the Canadian Borrower and its Subsidiaries, of $10,000,000 in any Fiscal Year.

“Additional Compensation” has the meaning ascribed thereto in Section 7.2.

“Additional Other Compensation” has the meaning ascribed thereto in Section 7.5.

“Administration Agent” means The Toronto-Dominion Bank, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity of administration agent for the Lenders hereunder.

“Advance” means an advance of money under the Facilities.

“Affiliate” means, in respect of any Person (the “first Person”), any Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or by contract or otherwise.

“Agents” means collectively the Administration Agent, the Canadian Agent, the Collateral Agent, the U.S. Agent, the European Agent and the Australian Agent and “Agent” means any one of the Administration Agent, the Canadian Agent, the Collateral Agent, the U.S. Agent, the European Agent or the Australian Agent.

“Agreement” means this Credit Agreement dated as of June 1, 2015 and any future amendments or supplements to it.

“AML Legislation” has the meaning ascribed thereto in Section 16.10(a).

“Amount” has the meaning ascribed thereto in Section 9.1(p)(ii)(B).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrowers and their Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Foreign Borrower” means the Australian Borrower, Dutch Borrower or UK Borrower, as the context may require.

“Applicable Foreign Borrower Commitment” means the Australian Revolving Facility Commitment, the Dutch Revolving Facility Commitment or the UK Revolving Facility Commitment, as the context may require.

“Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to the Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents.

“Applicable Margin” means the following fees, rates and margins per annum:

	1. Total Debt / Consolidated EBITDA	2. Total Debt / Consolidated EBITDA	3. Total Debt / Consolidated EBITDA	4. Total Debt / Consolidated EBITDA	5. Total Debt / Consolidated EBITDA
	Ratio of <1.5:1	Ratio of >=1.5:1 but <2:1	Ratio of >=2:1 but <2.5:1	Ratio of >=2.5:1 but <3:1	Ratio of >=3:1
Canadian Prime Rate Margin	0.50%	0.75%	1.00%	1.25%	1.75%
U.S. Base Rate Margin	0.50%	0.75%	1.00%	1.25%	1.75%
U.S. Prime Rate Margin	0.50%	0.75%	1.00%	1.25%	1.75%
Australian Base Rate Margin	1.50%	1.75%	2.00%	2.25%	2.75%
Acceptance Fee	1.50%	1.75%	2.00%	2.25%	2.75%
Libor Margin	1.50%	1.75%	2.00%	2.25%	2.75%
Australian Bank Bill Rate Margin	1.50%	1.75%	2.00%	2.25%	2.75%
Letter of Credit Fee	1.50%	1.75%	2.00%	2.25%	2.75%
Commitment Fees	0.30%	0.35%	0.40%	0.45%	0.55%
Changes in the Applicable Margins become effective in accordance with Section 4.11.

“Arrangement Agreement” has the meaning ascribed to it in the recitals hereof.

“Arrangement Parties” has the meaning ascribed to it in the recitals hereof.

“Australian Agent” means HSBC Bank Australia Limited, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as administration agent for the Australian Lenders.

“Australian Assignee” has the meaning ascribed to it in Section 14.3(a).

“Australian Bank Bill Rate” means with respect to each Australian Bank Bill Rate Interest Period for an Australian Bank Bill Rate Loan, (a) the average bid rate (the “BBR Screen Rate”) displayed at or about 10:30 a.m. (Sydney, Australia time) on the first day of that Australian Bank Bill Rate Interest Period on the Reuters screen BBSY page for a term equivalent to such Australian Bank Bill Rate Interest Period; or (b) to the extent the BBR Screen Rate is not displayed for a term equivalent to such Australian Bank Bill Rate Interest Period, the rate determined by the Australian Agent in good faith and notified by it to the Australian Borrower on or prior to the close of business on the first day of the relevant Australian Bank Bill Rate Interest Period to be the arithmetic mean (rounded upward to four decimal places) of the buying rates (for bills of exchange accepted by leading Australian banks which have a term equivalent to such Australian Bank Bill Rate Interest Period) quoted by three leading banks in Australia appointed by Australian Agent.  If the BBR Screen Rate or the alternative rate determined above, as applicable, is below zero, the Australian Bank Bill Rate will be deemed to be zero.

“Australian Bank Bill Rate Interest Period” means with respect to any Borrowing by way of an Australian Bank Bill Rate Loan, the period of one (1), two (2), three (3) or six (6) months (as selected by the Australian Borrower and notified to the Australian Agent pursuant to Section 4.6 and subject to availability) commencing with the applicable Drawdown Date.

“Australian Bank Bill Rate Loan” means a loan, that bears interest based on the Australian Bank Bill Rate, made available by the Australian Lenders to the Australian Borrower outstanding from time to time and denominated in Australian Dollars and in which interest is to be paid in accordance with Section 4.1.

“Australian Bank Bill Rate Margin” means in respect of an Australian Bank Bill Rate Loan or portion thereof outstanding on or after the Effective Date, the Australian Bank Bill Rate Margin as set forth in the definition of Applicable Margin.

“Australian Base Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by HSBC Bank Australia Limited for such day as the variable rate of interest per annum for the determination of interest rates that HSBC Bank Australia Limited charges to its customers of varying degrees of creditworthiness for Australian Dollar loans made by it in Australia and which it refers to as its “base rate” and (b) the rate of interest per annum equal to the average one (1) month’s Australian Bank Bill Rate on that day plus one percent (1%) per annum.

“Australian Base Rate Loans” means the loans, or portion of them, that bear interest based on the Australian Base Rate, made available by the Australian Lenders to the Australian Borrower outstanding from time to time which are drawn in Australian Dollars and in respect of which interest is payable in accordance with Section 4.5.

“Australian Base Rate Margin” means in respect of an Australian Base Rate Loan, or a portion thereof outstanding on or after the Effective Date, the Australian Base Rate Margin set forth in the definition of Applicable Margin.

“Australian Borrower” means Colliers International Holdings (Australia) Limited.

“Australian Dollars” or “A$” means the lawful currency (expressed in dollars) of Australia.

“Australian Facilities” means the Australian Revolving Facility and the Australian Swingline Facility.

“Australian Guarantor” means any Guarantor which is incorporated under the laws of Australia.

“Australian Lenders” means the Lenders identified as Australian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Australian Borrower under the Australian Facilities.  Australian Lenders includes any Person who becomes an Australian Lender hereunder pursuant to Section 2.13.

“Australian Revolving Facility” means the Commitments of the Australian Lenders to make Advances to the Australian Borrower in accordance with Section 2.2(i) and such Advances so made.

“Australian Revolving Facility Commitment” means the Commitments of the Australian Lenders to make Advances to the Australian Borrower of up to U.S.$20,000,000 as the same may be increased as the result of the Incremental Facility or decreased as a result of an increase in the Australian Swingline Commitment; provided that the aggregate outstanding Borrowings under the Australian Facilities shall not exceed the Total Australian Commitments at any time.

“Australian Security Trust Deed” means the security trust deed dated or on about the date of this Agreement with the Agreement, between, amongst others, the Collateral Agent, the Australian Borrower and each Australian Guarantor or other Guarantor which are delivering Security in Australia.

“Australian Swingline Commitment” means the Commitment of the Australian Swingline Lender to make Advances to the Australian Borrower of up to U.S.$0 (as the same may be increased in accordance with Section 2.2(j)) which Commitment constitutes a sub-commitment of the Total Australian Commitments of U.S.$20,000,000; provided that the aggregate outstanding Borrowings under the Australian Facilities shall not exceed the Total Australian Commitments at any time.

“Australian Swingline Facility” means the Commitment of the Australian Swingline Lender to make Advances to the Australian Borrower in accordance with Section 2.2(j) and such Advances so made.

“Australian Swingline Lender” means HSBC Bank Australia Limited and its successors and assigns.

“Australian Tax Act” means Taxation Administration Act 1953 (Cth) of Australia.

“Authorized Signatory” in relation to a Borrower and any communication to be made or document to be executed or certified by it, means at any time a Person who is at such time duly appointed as such by such Borrower in a manner acceptable to the Administration Agent, the Canadian Agent, the U.S. Agent or the European Agent, as the case may be, acting reasonably.

“Available Proceeds” has the meaning ascribed to it in Section 2.7(b)(iv).

“BA Discount Rate” means, in relation to any Bankers’ Acceptance, the average rate (calculated on the basis of 365 days and rounded upwards to the nearest one hundredth of one percent (0.01%), if such average is not a multiple) for Canadian Dollar bankers’ acceptances having a comparable term that appears on the Reuters Screen CDOR Page (or such other page as is a replacement page for such bankers’ acceptances) at 10:00 a.m. (Toronto, Ontario time) for bankers’ acceptances to be accepted by Schedule I Canadian Banks (the “CDOR Rate”) and in the case of Bankers Acceptances to be accepted by Canadian Lenders which are Schedule II or Schedule III Canadian Banks the lesser of (a) the bid rate quoted by such Lender for its own bankers’ acceptances of a like term with effect as at or about 10:00 a.m. on the applicable Drawdown Date or Conversion Date; and (b) the CDOR Rate plus ten (10) basis points.  If the CDOR Rate is not available at such time, the rate otherwise determined by the Canadian Agent at or about 10:00 a.m. on the date of acceptance of such Bankers’ Acceptance as the discount rate (rounded upwards to the nearest one-one hundredth of one percent (0.01%) based on a year of 365 days applicable to bankers’ acceptances with terms equivalent to the term of such Bankers’ Acceptances;

“BA Equivalent Loan” has the meaning ascribed to it in Section 2.6(h).

“B/A Maturity Date”, in respect of a Bankers’ Acceptance, means the date on which such Bankers’ Acceptance matures or a BA Equivalent Loan expires, as applicable.

“Bankers’ Acceptance” means (a) a bill of exchange or a depository note, duly completed and accepted by a Canadian Lender under the Canadian Revolving Facility pursuant to this Agreement (“B/As”), or (b) a BA Equivalent Loan made in lieu of such acceptance and purchase.

“Banking Services” means each and any of the following bank services provided to any Borrower or any Subsidiary of the Canadian Borrower by any Lender (or any of its Affiliates): credit card services and cash management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services); for greater certainty, Banking Services does not include loans, lines of credit, letters of credit or any hedging/swap products.

“Borrowers” means the Canadian Borrower, the U.S. Borrower, the UK Borrower, the Dutch Borrower and the Australian Borrower, and “Borrower” means either the Canadian Borrower, the U.S. Borrower, the UK Borrower, the Dutch Borrower or the Australian Borrower.

“Borrowers’ and Guarantors’ Australian Counsel” means Norton Rose Fulbright Australia LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Australian Agent, acting reasonably.

“Borrowers’ and Guarantors’ Canadian Counsel” means Fogler, Rubinoff LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ and Guarantors’ Dutch Counsel” means CMS Derks Star Busmann N.V. or any other firm of solicitors selected by the Borrowers and acceptable to the European Agent, acting reasonably.

“Borrowers’ and Guarantors’ U.S. Counsel” means Fox Rothschild LLP or Ferrante & Associates or any one or more firms of attorneys selected by the Borrowers and acceptable to the U.S. Agent, acting reasonably.

“Borrowing” means a utilization of a Facility by way of Loans, by the issue of Bankers’ Acceptances or by the issue of Letters of Credit.

“Business Day” means

(a)
in respect of Borrowings available to a Borrower by way of Libor Loans and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in U.S. Dollar, Sterling or Euro, as applicable, deposits in the London interbank market which is also a day on which banks are generally open for business in New York City, Toronto and Sydney (re:  U.S. Dollars) and London, England (re:  Sterling or Euro);

(b)
in respect of Borrowings available to a Borrower by way of U.S. Prime Rate Loans or Letters of Credit denominated in U.S.$, a day (other than Saturday or Sunday) on which banks are generally open for business in New York City and Toronto;

(c)
in respect of Borrowings available to a Borrower by way of Letters of Credit denominated in Sterling or Euros, a day (other than Saturday or Sunday) on which banks are generally open for business in London, England and the principal financial center for the applicable country;

(d)
in respect of Borrowings available to a Borrower by way of Australian Base Rate Loans, Australian Bank Bill Rate Loans or Letters of Credit denominated in Australian Dollars, a day (other than Saturday or Sunday) on which banks are generally open for business in Sydney, Australia;

(e)	in respect of any Loan denominated in Euros, any day that is a TARGET Day; and

(f)	and for all other purposes of this Agreement, a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto.

“Call Price Formulae” means the applicable call price formula for each Subsidiary and Acquisition Entity of the Borrowers (other than Unrestricted Entities) as set forth in the Shareholders’ Agreements entered into for each such entity.

“Canadian Agent” means The Toronto-Dominion Bank, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as Canadian administration agent for the Lenders hereunder.

“Canadian Assignee” has the meaning ascribed to it in Section 14.3(a).

“Canadian Borrower” means Colliers International Group Inc.

“Canadian Defined Benefit Pension Plan” shall mean a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” means the lawful money of Canada and “Cdn.$” has a corresponding meaning.

“Canadian Facilities” means the Canadian Revolving Facility and the Canadian Swingline Facility.

“Canadian Lenders” means the Lenders identified as Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Canadian Borrower under the Canadian Facilities.  Canadian Lenders includes any Person who becomes a Canadian Lender hereunder pursuant to Section 2.13.

“Canadian Prime Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by the Canadian Agent to the Bank of Canada for such day as the variable rate of interest per annum for the determination of interest rates that the Canadian Agent charges to its customers of varying degrees of creditworthiness for Canadian Dollar loans made by it in Canada and which it refers to as its “Prime Rate” and (b) the rate of interest per annum equal to the average one (1) month’s Banker’s Acceptance rates expressed as annual yield rates as quoted on Reuter Service CDOR Page determined as of 10:00 am Toronto Time on that day plus one percent (1%) per annum.

“Canadian Prime Rate Loans” means the Loans, or portion of them, that bear interest based on the Canadian Prime Rate, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawn down in Canadian Dollars and in respect of which interest is payable in accordance with Section 4.3.

“Canadian Prime Rate Margin” means in respect of a Canadian Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the Canadian Prime Rate Margin set forth in the definition of Applicable Margin.

“Canadian Revolving Facility” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower in accordance with Section 2.2(a) and such Advances so made.

“Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower of up to U.S.$240,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline Commitment” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower of up to U.S.$10,000,000 which Commitment constitutes a sub-commitment of the Total Canadian Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline Facility” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower in accordance with Section 2.2(b) and such Advances so made.

“Canadian Swingline Lender” means The Toronto-Dominion Bank and its successors and assigns.

“Capital Expenditures” means capital expenditures of the Canadian Borrower and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Cash Amount” means, for the purposes of all Call Price Formulae, that portion of the consideration payable in cash in respect of any purchase of shares by the Canadian Borrower or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favour of the Canadian Borrower or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

“Charges” has the meaning ascribed thereto in Section 16.8(d).

“Code” means the Internal Revenue Code (U.S.) of 1986, as amended or any successor statute.

“Collateral Agent” means The Toronto-Dominion Bank and its successors and assigns acting in the capacity of collateral agent and security trustee for the Lenders hereunder with respect to the Security.

“Commitment” means, except as otherwise provided herein, the amount set opposite each Lender’s name on Schedules “I-1”, “I-2”, “I-3”, “I-4”, “I-5” and “I-6” hereof as its Commitment to each of the Facilities.

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

“Consolidated EBITDA” means for any period on a Consolidated basis for the Canadian Borrower and its Subsidiaries, Consolidated Earnings, increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Canadian Borrower (other than for Unrestricted Entities); (e) the non-controlling interest redemption increment; (f) Consolidated Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $5,000,000, in any Fiscal Year on a Consolidated basis for Canadian Borrower and its Subsidiaries, in each case for such period.

“Consolidated Total Assets” means, for any period, the consolidated total assets of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP, as set forth on the Consolidated balance sheet of the Canadian Borrower for such period.

“Contribution Notice” means a contribution notice issued by the Pensions Regulator in the UK under section 38 or section 47 of the Pensions Act 2004.

“Conversion” means the conversion of a Borrowing or any portion thereof in accordance with Section 2.3.

“Conversion Date” means the date a Borrower has notified the applicable agent, as the case may be, to be the date on which it has elected to convert a Borrowing or a portion thereof pursuant to Section 2.3.

“Corporations Act” means the Corporations Act 2001 (Cth) of Australia.

“Court” has the meaning ascribed to it in the recitals hereof.

“CTA” means the Corporation Tax Act 2009.

“Default” means an event with which notice or lapse of time or both will become an Event of Default.

“Defaulting Lender” any Lender that, as reasonably determined by the Administration Agent, (a) has failed to perform any funding obligations hereunder, and such failure is not cured within three (3) Business Days, unless such Lender notifies the Administration Agent and the Canadian Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable Default, if any, shall be specifically identified in such writing) have not been satisfied; (b) has notified the Administration Agent or any Borrower, in writing, that such Lender does not intend to comply with its funding obligations hereunder or has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or generally under other credit facilities (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied); (c) has failed, within three (3) Business Days following written request by the Administration Agent, to confirm in a manner reasonably satisfactory to the Administration Agent that such Lender will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Agent of such confirmation); or (d) has, or has a direct or indirect parent company that has, become the subject of an insolvency proceeding or taken any action in furtherance thereof; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

“Direct Security” means the following security to be delivered by each Borrower and each Guarantor, as applicable (other than the Unrestricted Entities), in each case in form and substance satisfactory to the Collateral Agent:

(a)
a guarantee of the obligations of the Borrowers hereunder which may be satisfied by such Borrower and Guarantor, as applicable, executing one or more, on the date hereof, guarantee agreements (governed by the Applicable Law of a Reliable Jurisdiction) (in form, substance and under Applicable Law satisfactory to the Collateral Agent) or executing (with regards to future Borrowers and Guarantors) a new such guarantee agreement or an adhesion agreement, substantially in the form attached to such guarantee agreement;

(b)
share/stock/partnership interest pledge agreements in favour of the applicable Agent on behalf of the Lenders from each Borrower and Guarantor (pledging all owned certificated and uncertificated equity interests in all (i) Borrowers, if any, (ii) Guarantors and (iii) Material Subsidiaries (whether or not wholly-owned) that are not Unrestricted Entities), provided that the pledge and/or possession of such equity interests will only be required from (or in respect of) such entities who are domiciled in Reliable Jurisdictions and where the burden or cost of obtaining the pledge or possession of such equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Agent; and

(c)	in the case of each Borrower only, a continuing assignment agreement re: all present and future Intercompany Debt and Security.

“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars issued by a Canadian Borrower to a Non BA Lender to evidence a BA Equivalent Loan.

“Disposition” has the meaning ascribed to it in Section 8.3(a).

“Drawdown” means a drawdown of a Borrowing by a Borrower.

“Drawdown Date” means any Business Day when a Borrower makes a Drawdown or a Conversion Date with respect to any Borrowing or portion thereof.

“Dutch Assignee” has the meaning ascribed to it in Section 14.3(a).

“Dutch Borrower” means Cooperatie CMN Netherlands Holdco U.A.

“Dutch Facilities” means the Dutch Revolving Facility and the Dutch Swingline Facility.

“Dutch Lenders” means the Lenders identified as Dutch Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Dutch Borrower under the Dutch Facilities.  Dutch Lenders includes any Person who becomes a Dutch Lender hereunder pursuant to Section 2.13.

“Dutch Revolving Facility” means the Commitments of the Dutch Lenders to make Advances to the Dutch Borrower in accordance with Section 2.2(g) and such Advances so made.

“Dutch Revolving Facility Commitment” means the Commitments of the Dutch Lenders to make Advances to the Dutch Borrower of up to U.S.$23,500,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Dutch Facilities shall not exceed the Total Dutch Commitments at any time.

“Dutch Swingline Commitment” means the Commitment of the Dutch Swingline Lender to make Advances to the Dutch Borrower of up to U.S.$1,500,000 which Commitment constitutes a sub-commitment of the Total Dutch Commitments of U.S.$25,000,000; provided that the aggregate outstanding Borrowings under the Dutch Facilities shall not exceed the Total Dutch Commitments at any time.

“Dutch Swingline Facility” means the Commitment of the Dutch Swingline Lender to make Advances to the Dutch Borrower in accordance with Section 2.2(h) and such Advances so made.

“Dutch Swingline Lender” means HSBC Bank PLC, through its Netherlands branch, and its successors and assigns.

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (a) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (b) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (c) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; or (d) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (e) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; and (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $5,000,000 in any Fiscal Year, in each case for such Person for such period.

“Effective Date” means June 1, 2015.

“Eligible Business” means any business to be acquired by the Canadian Borrower or a Subsidiary of the Borrowers which is consistent with the nature of the overall business focus of the Canadian Borrower and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, guidelines, standards, judgements, or instruments, in each case having the force of law, of any Governmental Authority having jurisdiction relating in whole or in part to the environment or its protection.

“Equivalent Amount” means on any date, with respect to any amount denominated in U.S. Dollars, such amount in U.S. Dollars, and with respect to any stated amount in a currency other than U.S. Dollars, the amount of U.S. Dollars that the Administration Agent determines (which determination shall be conclusive and binding absent manifest error) would be necessary to be sold on such date at the applicable Exchange Rate to obtain the stated amount of the other currency.

“ERISA” has the meaning ascribed to it in Section 8.1(m).

“Euro” or “€” means the single currency of the Participating Member States which have adopted the euro unit as their single currency pursuant to the Treaty of Rome of March 25, 1957, establishing the European Community.

“European Agent” means The Toronto-Dominion Bank, London Branch, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity of European administration agent for the Lenders hereunder.

“Event” has the meaning ascribed to it in Section 7.5(b).

“Event of Default” has the meaning ascribed to it in Section 9.1.

“Excess Proceeds” has the meaning ascribed to it in Section 6.5.

“Exchange Rate” means the exchange rate, as determined by Administration Agent, applicable to conversion of a currency into U.S. Dollars that is (a) reported by Bloomberg (or other commercially available source designated by Administration Agent) as of the end of the preceding Business Day in the financial market for such currency; or (b) if such report is unavailable for any reason, the spot rate for the purchase of such currency with U.S. Dollars through Administration Agent’s principal foreign exchange trading office for the currency during such office’s preceding Business Day.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission or the SEC (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an eligible contract participant at the time the guarantee of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Existing Credit Agreement” means the sixth amended and restated credit agreement by and among, amongst others, Old FirstService, First Service (USA), Inc., FirstService Delaware, LP, The Toronto-Dominion Bank., as collateral agent and as Canadian administration agent, Toronto Dominion (Texas) LLC, as U.S. administration agent, and the lenders party thereto, dated as of March 1, 2012, as amended from time to time.

“Existing Letters of Credit” means the following:

LC No.	Current Amount	CCY	Effective Date	Actual Expiry
G201xxx	202,500.00	CAD	11-Jul-14	31-Dec-15
G201xxx	2,250,000.00	CAD	16-Jul-14	15-Jul-15

Guarantee/SBLC No.	Current Amount	CCY	Effective Date	Actual Expiry
CGBSYD142xxx	600.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	500.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	1,000.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	600.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	1,000.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	1,000.00	AUD	23-Sept-14	31-Dec-39
CGBSYD142xxx	1,500.00	AUD	23-Sept-14	31-Dec-39
FNGSYD110xxx	185,493.00	AUD	20-Dec-11	08-Jan-23
FNGSYD115xxx	14,400.00	AUD	21-Feb-07	31-Dec-39
FNGSYD115xxx	40,232.49	AUD	22-Jun-10	31-Dec-39
FNGSYD122xxx	140,215.08	AUD	29-Aug-12	31-May-19
FNGSYD123xxx	14,300.00	AUD	26-Nov-12	31-Dec-39
FNGSYD130xxx	241,787.39	AUD	24-Apr-13	31-Dec-39

Guarantee/SBLC No.	Current Amount	CCY	Effective Date	Actual Expiry
FNGSYD131xxx	239,819.35	AUD	28-Jun-13	31-Dec-39
FNGSYD132xxx	74,438.10	AUD	28-Aug-13	30-Sept-22
FNGSYD140xxx	305,250.72	AUD	20-Feb-14	07-Dec-18
FNGSYD140xxx	20,722.35	AUD	07-Mar-14	31-Dec-39
FNGSYD141xxx	134,751.86	AUD	08-May-14	31-Jul-19
FNGSYD141xxx	679,768.65	AUD	10-Jul-14	01-Oct-16
FNGSYD142xxx	17,033.50	AUD	12-Sept-14	01-Jun-16
FNGSYD142xxx	41,220.28	AUD	12-Sept-14	31-Dec-39
FNGSYD143xxx	3,019,913.97	AUD	20-Oct-14	29-Jan-16
FNGSYD143xxx	471,289.58	AUD	17-Nov-14	31-Dec-39
FNGSYD143xxx	124,669.91	AUD	13-Nov-14	28-Feb-17
FNGSYD143xxx	3,019,913.97	AUD	25-Nov-14	31-Jan-18
FNGSYD150xxx	1,703,509.50	AUD	27-Jan-15	29-Apr-26
FNGSYD150xxx	66,660.00	AUD	27-Jan-15	29-Apr-17
FNGSYD150xxx	3,019,913.97	AUD	27-Jan-15	31-Jan-17
PEBSYD115xxx	3,000,000.00	AUD	04-Mar-09	31-Dec-39
FNGSYD115xxx	250,000.00	USD	31-Oct-11	31-Dec-15
FNGSYD115xxx	1,300,000.00	USD	31-Oct-11	31-Dec-15
FNGSYD115xxx	900,000.00	USD	31-Oct-11	31-Dec-15

“Facilities” means, collectively, the Revolving Facilities and the Swingline Facilities.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)
any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)
any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the U.S.), 1 July 2014;

(b)
in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2017; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Loan Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable U.S. Base Rate Reference Bank from three federal funds brokers of recognized standing selected by it.

“Final Maturity Date” means June 1, 2020.

“Final Order” has the meaning ascribed to it in the recitals hereof.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of a Borrower and/or its Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations,:

(a)	a currency or interest rate swap agreement;

(b)	a swap, future, forward or other foreign exchange agreement;

(c)	a forward rate agreement;

(d)	any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e)	any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c);

(f)	a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c); or

(g)	an equity hedge agreement.

“Financial Support Direction” means a financial support direction issued by the Pensions Regulator under Section 43 of the Pensions Act 2004.

“Fiscal Year” means a fiscal year of the Canadian Borrower; currently the Fiscal Year ends on December 31.

“Foreign Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by a Borrower or any of its Subsidiaries with respect to employees employed outside of the United States or Canada, other than any state social security arrangements.

“GAAP” means generally accepted accounting principles applied in the United States.

“Governmental Authority” means any federal, state, provincial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, authority, corporation or body, regulatory or self-regulatory organization or other entity or officer exercising executive, legislative, judicial, statutory, regulatory or administrative functions for or pertaining to any government or court (including any supranational bodies such as the European Union), in each case whether it is or is not associated with Australia, Canada, the Netherlands, the United Kingdom, the United States or any state, province, district or territory thereof, or any other foreign entity or government.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia.

“GST Group” has the meaning given to it in the GST Act.

“Guarantors” means:

(a)	all present and future:

(i)	Borrowers (of other Borrowers’ obligations);

(ii)	parents (if any) of Borrowers;

(iii)	Wholly-Owned Subsidiaries who are Material Subsidiaries in Reliable Jurisdictions;

(iv)
Wholly-Owned Subsidiaries who are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is Wholly-Owned Subsidiary); and

(v)
Wholly-Owned Subsidiaries, each of which is the immediate top holding company in a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than two percent (2%) of Consolidated EBITDA in any Fiscal Year; and

(b)	Colliers International Holdings Limited; and

(c)	any other Person who has provided a guarantee of Borrower’s obligations hereunder in favour of the Agent or the Lenders.

“Hazardous Material” means any substance, waste, solid, liquid, or gaseous matter, petroleum or petroleum derived substance, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter, whether animate or inanimate, transient reaction intermediate or any combination of the foregoing deemed hazardous, hazardous waste, solid waste, or pollutant, a deleterious substance, or a contaminant under any Environmental Law.

“HSBC Australia Facility” means the facilities of up to A$19,000,000 and US$2,450,000 extended to Colliers International Holdings (Australia) Limited by HSBC Bank Australia Limited in accordance with an agreement dated September 12, 2014.

“HSBC Sponsor Commitment” means the Commitment of HSBC Bank Canada to sponsor up to US$7,500,000 to HSBC Bank Australia Limited which Commitment constituted a sub-commitment of the Total Canadian Commitments of HSBC Bank Canada under the Existing Credit Agreement.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary or a Guarantor.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Incremental Facility” has the meaning ascribed to it in Section 2.13.

“Indemnified Party” has the meaning ascribed to it in Section 11.1(d).

“Insolvency Regulation” means the Council Regulation (EC) No. 1346/2000 29 May 2000 on insolvency proceedings.

“Intercompany Debt and Security” means, in the case of security taken from a North American Subsidiary (and in all other international cases such security as shall be commercially reasonable and satisfactory to the Collateral Agent), the following security and the security listed on Schedule “H” to be taken for all indebtedness owing from a Subsidiary of the Borrowers to a Borrower or to another Subsidiary, such security to be substantially in the forms agreed to by the Collateral Agent from time to time:

(a)	a demand note evidencing such indebtedness;

(b)	a security agreement and equity pledge agreement; and

(c)
where such Subsidiary is not wholly-owned by a Borrower: (i) a guarantee by the minority shareholders of such Subsidiary with recourse limited to the shares, equity or other ownership interests of such Subsidiary owned by such minority shareholders, and (ii) a pledge of each such minority shareholder’s shares of such Subsidiary; provided that, for greater certainty, in no event will such minority shareholders be required to guarantee or provide security for debt used by the Canadian Borrower or any of its Subsidiaries to pay for the acquisition of the majority shareholding in such Subsidiary.

“Intercreditor Agreement” means an intercreditor agreement among the Lenders, the Collateral Agent, the lender or lenders under Permitted Secured Loans and any collateral agent to the lenders under the Permitted Secured Loans.

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Canadian Borrower and its Subsidiaries) Interest Charges for such period.

“Interest Payment Date” means (a) in respect of a Canadian Prime Rate Loan, a U.S. Prime Rate Loan, a U.S. Base Rate Loan or an Australian Base Rate Loan and Article 12, the fifth (5th) Business Day of each Quarter, (b) in respect of a Libor Loan, the last day of the applicable Libor Interest Period and, where any Libor Interest Period or the last Business Day of such Libor Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Libor Interest Period and (c) in respect of an Australian Bank Bill Rate Loan, the last day of the applicable Australian Bank Bill Rate Interest Period and, where any Australian Bank Bill Rate Interest Period or the last Business Day of such Australian Bank Bill Rate Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Australian Bank Bill Rate Interest Period.

“Issuing Bank” means, in the case of Letters of Credit issued under the Canadian Revolving Facility, a Canadian Lender which issues Letters of Credit hereunder, in the case of Letters of Credit issued under the U.S. Revolving Facility, a U.S. Lender which issues Letters of Credit hereunder, in the case of Letters of Credit issued under the UK Revolving Facility, a UK Lender which issues Letters of Credit hereunder and, in the case of the Letters of Credit issued under the Dutch Revolving Facility, a Dutch Lender which issues Letters of Credit hereunder.  As of the Effective Date, the Issuing Bank for Letters of Credit issued under the Canadian Revolving Facility is The Toronto-Dominion Bank, the Issuing Bank for Letters of Credit issued under the Australian Revolving Facility is HSBC Bank Australia Limited, and the Issuing Bank for Letters of Credit issued under the U.S. Revolving Facility is JPMorgan Chase Bank, N.A. (who shall issue Letters of Credit up to a maximum of U.S.$5,000,000, unless such other amount is agreed to between U.S. Borrower and JPMorgan Chase Bank, N.A.), The Toronto-Dominion Bank, New York Branch or Bank of America, N.A. (who shall issue Letters of Credit up to a maximum of U.S.$5,000,000, unless such other amount is agreed to between U.S. Borrower and Bank of America, N.A.) for Standby Letters of Credit and The Toronto-Dominion Bank for Trade Letters of Credit.

“ITSA” means an agreement between the members of a GST Group which takes effect as an indirect tax sharing agreement under section 444-90 of Schedule 1 of the Australian Tax Act and complies with the Australian Tax Act and the GST Act as well as any applicable law, official directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian Tax Act.

“Lenders” means the Canadian Lenders, the U.S. Lenders, the UK Lenders, the Dutch Lenders and the Australian Lenders and their respective successors and assigns. “Lender” means any Canadian Lender, U.S. Lender, UK Lender, Dutch Lender or Australian Lender, as the case may be, and includes an Affiliate or branch of any such Lender that is acting on behalf of such Lender, in which case the term “Canadian Lender”, “U.S. Lender”, “UK Lender”, “Dutch Lender” or “Australian Lender” shall include any such Affiliate or branch with respect to the Loans made by such Affiliate or branch.

“Lenders’ Counsel” means Norton Rose Fulbright Canada LLP, Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP and Norton Rose Fulbright Australia or any other firm of solicitors selected by the Majority Lenders.

“Lending Office” means the office designated as such by a Lender at the time it becomes party to this Agreement or thereafter by notice to Administration Agent and the relevant Borrower.

“Letter of Credit” means a Standby Letter of Credit or a Trade Letter of Credit issued by an Issuing Bank at the request of a Borrower in an amount not to exceed the unused portion of the applicable Revolving Facility.

“Letter of Credit Fee” means a quarterly fee payable in arrears on the fifth (5th) Business Day after each Quarter based on the Applicable Margin for Letter of Credit Fees and equivalent to annual returns on each Lender’s Participation in the average daily balance of the face amount of Letters of Credit outstanding on or after the Effective Date and as set forth in the definition of Applicable Margin.  The Letter of Credit Fee will be calculated for the number of days in the term of the applicable Letter of Credit and based on a year of 365/366 days.

“LIBOR” means, with respect to any Libor Interest Period, the interest rate per annum equal to the London inter-bank offered rate administered by ICE Benchmark Administration Limited (or any other person administering such rate, acceptable to the Agent) appearing on Thomson Reuters Screen LIBOR01 or LIBOR02 Page, or if such Thomson Reuters Page shall not be available, any successor or similar services as may be selected by the Administration Agent for a period equal to the number of days in the applicable Libor Interest Period for deposits in the applicable currency of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period.  If neither the Thomson Reuters Page nor any successor or similar service is available, “LIBOR” shall mean, with respect to any Libor Interest Period, the rate determined by the Administration Agent as applicable, based on a 360-day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (0.0625%), at which the Administration Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London inter-bank market for delivery by the Administration Agent on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in the applicable currency of amounts comparable to the principal amount of such Libor Loans to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) on the date which is two (2) Business Days prior to the first day of the proposed Libor Interest Period for such Libor Loan.  If the ICE Benchmark Administration Libor Rate or the alternative rate offered by the Administration Agent to leading banks in the London inter-bank market, as applicable, is below zero, LIBOR will be deemed to be zero.

“Libor Determination Date” means any date on which the Administration Agent, as the case may be, determines LIBOR for a Libor Interest Period.

“Libor Interest Period” means with respect to any Borrowing by way of a Libor Loan, the period of one (1), two (2), three (3) or six (6) months (as selected by the relevant Borrower and notified to the Administration Agent pursuant to Section 4.6 and subject to availability) commencing with the applicable Drawdown Date.

“Libor Loan” means a Loan, that bears interest based on LIBOR, made available by: (a) the U.S. Lenders to the U.S. Borrower, by the Canadian Lenders to the Canadian Borrower or by the Australian Lenders to the Australian Borrower, as the case may be, outstanding from time to time and denominated in U.S. Dollars, (b) the UK Lenders to the UK Borrower outstanding from time to time and denominated in Sterling, and (c) the Dutch Lenders to the Dutch Borrower outstanding from time to time and denominated in Euros and on which interest is to be paid in accordance with Section 4.1.

“Libor Margin” means in respect of a Libor Loan or portion thereof outstanding on or after the Effective Date, the Libor Margin as set forth in the definition of Applicable Margin.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge (including, without limitation, disclosed, undisclosed, possessory or non-possessory), hypothecation, encumbrance, lien (statutory or other), trust (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Loan Documents” means this Agreement; the Security; each Discount Note; each Letter of Credit; each Bankers’ Acceptance; each promissory note in favour of a Lender; Intercreditor Agreement; compliance certificate; each Secured Hedging Agreement; subordination agreement; and each other document, instrument, certificate, notice, report or agreement (other than this Agreement or a Security document) now or hereafter delivered by or on behalf of a Borrower or Guarantor to an Agent, an Issuing Bank or a Lender in connection with any transactions relating hereto (including, without limitation, under Banking Services).  Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loans” means collectively, that portion of any Borrowing outstanding from time to time by way of Libor Loans, Bankers’ Acceptances, Australian Bank Bill Rate Loans, Canadian Prime Rate Loans, U.S. Base Rate Loans, U.S. Prime Rate Loans, Australian Base Rate Loans or, as the context may require, all Loans outstanding at any time.  “Loan” means, at any time, any Libor Loan, Canadian Prime Rate Loan, Australian Bank Bill Rate Loan, U.S. Base Rate Loan, U.S. Prime Rate Loan or Australian Base Rate Loan, as the case may be.

“Majority Lenders” means, at any particular time, Lenders whose aggregate Commitments at such time are at least 51% of the Total Commitments at such time or, in the case of a given Facility, only where the consent or other determination of the Lenders in such Facility is required, Lenders whose aggregate Commitments in such Facility at such time are at least 51% of (a) the Canadian Revolving Facility Commitment, (b) the U.S. Revolving Facility Commitment, (c) the UK Revolving Facility Commitment, (d) the Dutch Revolving Facility Commitment or (e) the Australian Revolving Facility Commitment, as the case may be; provided, however, that in the event that the Commitments have been terminated, “Majority Lenders” shall be based on Lenders whose aggregate Borrowings outstanding at such time are at least 51% of all outstanding Borrowings; provided, further, that for so long as any Lender shall be a Defaulting Lender, the term “Majority Lenders” shall mean Lenders (excluding such Defaulting Lender) having Commitments representing at least 51% of the aggregate Commitments (excluding the Commitments of each Defaulting Lender) at such time.

“Material Subsidiary” means any Subsidiary of the Borrowers that generates equal to or greater than two percent (2%) of Consolidated EBITDA in any Fiscal Year.

“Maximum Rate” has the meaning ascribed thereto in Section 16.8(d).

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Net Proceeds” in respect of any Bankers’ Acceptance, means the amount obtained by applying the BA Discount Rate to the Principal Amount of such Bankers’ Acceptance.

“Non BA Lender” means a Canadian Lender that cannot or does not as a matter of policy accept bankers’ acceptances.

“Normalizing Adjustments” has the meaning ascribed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Obligations” means, collectively, all indebtedness, liabilities, guarantees and other obligations of the Borrowers and the Guarantors to the Lenders, the Agents, the Issuing Banks or any of them hereunder (including any amendments or supplements hereto) under Secured Hedging Agreements, under Banking Services, under any other Loan Document (including any amendments or supplements thereto) and under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter.

“OECD” means the Organisation for Economic Cooperation and Development.

“Original Currency” has the meaning ascribed thereto in Section 15.3(a).

“Participating Member State” means any member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with the legislation of the European Community relating to the Economic and Monetary Union.

“Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedules “I-1”, “I-2”, “I-3”, “I-4”, “I-5” or “I-6”, as same may be adjusted as the result of the Incremental Facility.

“Parties” means, together, the parties to this Agreement (each a “Party”).

“Patriot Act” has the meaning ascribed thereto in Section 16.9.

“Pensions Regulator” means the body corporate called the Pensions Regulator established under Part I of the Pensions Act 2004.

“Permitted Encumbrances” means:

(a)
Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(b)
Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(c)
statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of U.S.$3,000,000 or the Equivalent Amount thereof and the amount thereof shall be paid when same shall become due;

(d)	Liens securing the payment of Taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings;

(e)
permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of a Borrower or any of its Subsidiaries or materially impair the operation of the business of a Borrower or any of its Subsidiaries;

(f)
Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate U.S.$30,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof;

(g)
Liens, subordinate in priority to the Liens created under the Security, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate U.S.$30,000,000 or the Equivalent Amount of any assets (other than current assets) acquired by a Borrower or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(h)	reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(i)
security given in the ordinary course of business by a Borrower, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of a Borrower, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to U.S.$3,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof;

(j)	liens in respect of Permitted Loans;

(k)
liens in respect of Permitted Secured Loans provided that such liens (i) rank pari passu with the liens provided to the Collateral Agent pursuant to the Security and this Agreement and are subject to an Intercreditor Agreement, or (ii) are subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Collateral Agent) to the Liens provided to the Collateral Agent pursuant to the Security and this Agreement;

(l)	the Security and any additional or further security granted to the Collateral Agent and/or the Lenders by a Borrower, a Guarantor or any future Subsidiary of a Borrower;

(m)
purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof; provided that any such lien shall not encumber any property of the Canadian Borrower and/or its Subsidiaries except the purchased asset; and

(n)	the encumbrances described on Schedule “K”.

“Permitted Loans” has the meaning ascribed to it in Section 8.3(b)(iv).

“Permitted Secured Loans” has the meaning ascribed to it in Section 8.3(b)(ix).

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means any individual, firm, company, corporation, unlimited liability company, limited liability company, entity, joint venture, joint stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing.

“Plan” has the meaning ascribed thereto in the recitals hereof.

“Prepaid Bankers’ Acceptances” has the meaning ascribed to it in Section 7.5(c).

“Principal Amount” means (a) for a Bankers’ Acceptance or a Letter of Credit, the face amount thereof and (b) for a Loan, the principal amount thereof.

“Process Agent” has the meaning ascribed thereto in Section 15.2.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Borrower or Guarantor that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quarter” means a fiscal quarter of any Fiscal Year.

“Reliable Jurisdiction” means a country (a) with a reliable security and enforcement regime, and (b) where the burden or cost of obtaining guarantees, equity pledge agreements or possession of equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Administration Agent.

“Related Party” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Repayment Date” means a day, other than the Final Maturity Date, on which a Borrower repays all or part of a Loan pursuant to Section 2.2, as identified and set forth on Schedule “B”.

“Revolving Facilities” means, collectively, the Canadian Revolving Facility, the U.S. Revolving Facility, the UK Revolving Facility, the Dutch Revolving Facility and the Australian Revolving Facility.

“Sanctioned Country” means, at any time, a country, territory or region which is itself the subject or target of any Sanctions (which, at the time of this Agreement, includes, without limitation, Cuba (which, for greater certainty, is not a Sanctioned Country with respect to Canada and Canadian Borrower or any Guarantor domiciled and resident in Canada), Iran, North Korea, Sudan, Syria, Libya and Crimea).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Government of Canada, the Government of any province or territory of Canada or by the United Nations Security Council, the Department of Foreign Affairs and Trade (Australia), the European Union or any EU member state (including Her Majesty’s Treasury of the United Kingdom), (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the Reserve Bank or Commonwealth Government of Australia, the European Union, any European Union Member State or Her Majesty’s Treasury of the United Kingdom, or (c) the Government of Canada.

“Second Currency” has the meaning ascribed thereto in Section 15.3(a).

“Secured Hedging Agreements” means one or more non-speculative (i) interest rate, (ii) currency hedge, and/or (iii) equity hedge agreements entered into between a Borrower and a Lender (or any of its Affiliates) from time to time.

“Security” means the Direct Security and the Intercompany Debt and Security.

“Shareholders’ Agreements” means the shareholders’ agreements, limited liability/operating/company agreements and/or partnership agreements (or like agreements) for the Borrowers and each of their Subsidiaries and any such additional shareholders’ agreement, limited liability/operating/company agreement and/or partnership agreement (or like agreement) entered into at the time of the acquisition of an Acquisition Entity.

“Shareholders’ Equity” means the sum of the shareholders’ equity, preferred stock and non-controlling interest as shown in the consolidated financial statements of the Canadian Borrower and its Subsidiaries prepared in accordance with GAAP.

“Standby Letter of Credit” means a standby letter of credit issued by any Issuing Bank pursuant to Section 2.11 or a letter of guarantee, standby guarantee or bank guarantee issued by an Issuing Bank which is a Canadian Lender or an Australian Lender.

“Sterling” or “£” means the lawful money of the United Kingdom.

“Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or of others performing similar functions are directly or indirectly owned or controlled by such Person.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swingline Facilities” means, collectively, the Canadian Swingline Facility, the U.S. Swingline Facility, the UK Swingline Facility, the Dutch Swingline Facility and the Australian Swingline Facility.

“Swingline Lenders” means the Canadian Swingline Lenders, the U.S. Swingline Lenders, the UK Swingline Lenders, the Dutch Swingline Lenders and the Australian Swingline Lenders and their respective successors and assigns. “Swingline Lender” means any Canadian Swingline Lender, U.S. Swingline Lender, UK Swingline Lender, Dutch Swingline Lender or Australian Swingline Lender, as the case may be.

“TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by Administration Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Tax” includes all present and future taxes, levies, imposts, stamp taxes, duties or other charges or withholdings of a similar nature and all penalty, interest and other payments on or in respect thereof.

“Tax Consolidated Group” means a "Consolidated Group" or an "MEC Group" as defined in the Income Tax Assessment Act 1997 (Cth) of Australia.

“Tax Credit” means a credit against, relief or remission for, or refund or repayment of, any Taxes.

“Tax Deduction” means a deduction or withholding for or on account of Taxes from a payment under any Loan Document, other than a FATCA Deduction.

“The Toronto-Dominion Bank” means The Toronto-Dominion Bank and its foreign affiliates and foreign branches, as applicable.

“Total Australian Commitments” means U.S.$20,000,000 and includes the Australian Revolving Facility Commitment and the Australian Swingline Commitment, which may be increased or decreased as the result of the Incremental Facility.

“Total Canadian Commitments” means U.S.$250,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$525,000,000 which may be increased as the result of the Incremental Facility.

“Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of Permitted Secured Loans, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of cash-on-hand plus the aggregate of all Cash Amounts.

“Total Debt/Consolidated EBITDA Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Canadian Borrower, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.

“Total Dutch Commitments” means U.S.$25,000,000 and includes the Dutch Revolving Facility Commitment and the Dutch Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total UK Commitments” means U.S.$75,000,000 and includes the UK Revolving Facility Commitment and the UK Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total U.S. Commitments” means U.S.$155,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Trade Letter of Credit” means a trade letter of credit or letter of guarantee acceptable to the Majority Lenders, acting reasonably, issued by an Issuing Bank pursuant to Section 2.11.

“Transactions” has the meaning ascribed to it in the recitals hereof.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule “C” signed by a Lender and a Transferee.

“Transferee” means a Canadian Assignee, a U.S. Assignee, a UK Assignee, a Dutch Assignee and an Australian Assignee or any other transferee to which a Lender seeks to assign or transfer all or part of such Lender’s rights and obligations hereunder in accordance with Article 14.

“Treaty Lender” means for purposes of Section 7.6, a Lender which:

(a)	is treated as a resident of a Treaty State for the purposes of the relevant Treaty;

(b)	does not carry on a business in the United Kingdom, as applicable, through a permanent establishment with which that Lender’s participation in any advance is effectively connected; and

(c)
meets all other conditions of the relevant Treaty for full exemption from the United Kingdom, as applicable, taxation on interest and other amounts which relate to the Lender (including, without limitation, its tax or other status, the manner in which or the period for which it holds any rights under this Agreement, the reasons or purposes for its acquisition of such rights and the nature of any arrangements by which it disposes of or otherwise turns to account such rights) under the Loan Documents.  In this subclause (c), “conditions” shall mean conditions relating to an entity’s eligibility for full exemption under the relevant Treaty and shall not be treated as including any procedural formalities that need to be satisfied in relation to that Treaty.

“Treaty State” has the meaning ascribed to it in Section 7.6.

“Type” means, with respect to any Loan, a Canadian Prime Rate Loan, a U.S. Base Rate Loan, a U.S. Prime Rate Loan, an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a LIBOR Loan and otherwise, with respect to any Borrowing or portion thereof, Bankers’ Acceptances or Letters of Credit.

“UK Assignee” has the meaning ascribed to it in Section 14.3(a).

“UK Borrower” means Globestar Limited, a company incorporated in England and Wales with company number 05159841.

“UK Facilities” means the UK Revolving Facility and the UK Swingline Facility.

“UK Lenders” means the Lenders identified as UK Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the UK Borrower under the UK Facilities.  UK Lenders includes any Person who becomes a UK Lender hereunder pursuant to Section 2.13.

“UK Revolving Facility” means the Commitments of the UK Lenders to make Advances to the UK Borrower in accordance with Section 2.2(e) and such Advances so made.

“UK Revolving Facility Commitment” means the Commitments of the UK Lenders to make Advances to the UK Borrower of up to U.S.$73,500,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the UK Facilities shall not exceed the Total UK Commitments at any time.

“UK Swingline Commitment” means the Commitment of the UK Swingline Lender to make Advances to the UK Borrower of up to U.S.$1,500,000 which Commitment constitutes a sub-commitment of the Total UK Commitments of U.S.$75,000,000; provided that the aggregate outstanding Borrowings under the UK Facilities shall not exceed the Total UK Commitments at any time.

“UK Swingline Facility” means the Commitment of the UK Swingline Lender to make Advances to the UK Borrower in accordance with Section 2.2(f) and such Advances so made.

“UK Swingline Lender” means HSBC Bank PLC and its successors and assigns.

“Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) having an aggregate initial investment value to the Borrowers and their Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Borrower or any of its Subsidiaries already has an interest) not exceeding U.S.$25,000,000.  Schedule “A” lists the Unrestricted Entities as of the date of this Agreement.

“U.S.” means the United States of America.

“U.S. Agent” means Toronto-Dominion (Texas), LLC, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as U.S. administration agent for the Lenders hereunder.

“U.S. Assignee” has the meaning ascribed to it in Section 14.3(a).

“U.S. Base Rate” means, for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the base rate most recently announced by the Canadian Agent as its base rate for U.S. Dollar loans in Canada and (b) the sum of the Federal Funds Rate in effect plus .50% per annum.

“U.S. Base Rate Loans” mean Loans, or any portion thereof, that bear interest at the U.S. Base Rate, made available by the Canadian Lenders to the Canadian Borrower outstanding from time to time which are drawdown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.2.

“U.S. Base Rate Margin” means, in respect of a U.S. Base Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Base Rate Margin described in the definition of Applicable Margin.

“U.S. Borrower” means Colliers International Holdings (USA), Inc.

“U.S. Dollars” means the lawful money of the United States of America and “U.S.$” or “$” or “Dollars” has a corresponding meaning.

“U.S. Facilities” means the U.S. Revolving Facility and the U.S. Swingline Facility.

“U.S. Lenders” means the Lenders identified as U.S. Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the U.S. Borrower under the U.S. Facilities.  U.S. Lenders includes any Person who becomes a U.S. Lender hereunder pursuant to Section 2.13.

“U.S. Prime Rate” means for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the rate publicly announced from time to time by the U.S. Agent as its prime lending rate and (b) the sum of the Federal Funds Rate in effect plus one percent (1%) per annum.  This rate of interest is determined from time to time by the U.S. Agent as a means of pricing U.S. Dollar loans to customers in the U.S.

“U.S. Prime Rate Loan” means Loans, or any portion thereof, made available by the U.S. Lenders to the U.S. Borrower outstanding from time to time which are drawndown in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.4.

“U.S. Prime Rate Margin” means in respect of a U.S. Prime Rate Loan, or portion thereof outstanding on or after the effective date, the U.S. Prime Rate Margin described in the definition of Applicable Margin.

“U.S. Revolving Facility” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower in accordance with Section 2.2(c) and such Advances so made.

“U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$150,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower of up to U.S.$5,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Commitments of U.S.$155,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Swingline Facility” means Commitments of the U.S. Swingline Lender to make Advances to the U.S. Borrower in accordance with Section 2.2(d) and such Advances so made.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A. and its successors and assigns.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 or the common system of value added tax (EC Directive 2006/112); and

(b)
any other tax of a similar nature, that is either (i) imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or (ii) imposed elsewhere.

“Violation Notice” means any notice received by a Borrower or any of its Subsidiaries from any governmental or regulatory body or agency under any Environmental Law that such Borrower or any of its Subsidiaries is in non-compliance with the requirements of any Environmental Law.

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by a Borrower.

1.2	References

Any reference made in this Agreement to:

(a)
Any of the “Administration Agent”, the “Canadian Agent”, the “U.S. Agent”, the “Australian Agent”, the “Dutch Agent”, the “European Agent”, the “Collateral Agent”, the “Lenders” or a “Lender” shall so be construed as to include its or their respective successors and permitted assigns.

(b)	A time of day is, unless otherwise stated, a reference to Toronto, Ontario (Canada) time.

(c)
Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be.  The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

(d)
A “month” is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” (other than “calendar months”) shall be construed accordingly).

1.3	Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)
“in writing” or “written” includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, telecopy and telegraph and, as between an Agent and the Lenders (but only when so directed by an Agent), Reuters screen or equivalent means of communication;

(c)
a document, notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature or a facsimile signature or stamp affixed by an Authorized Signatory, provided that this Agreement, all collateral documents contemplated hereby, any promissory notes required by a Lender and the bills of exchange or depository notes to be deposited pursuant to Section 2.6 shall be considered to be validly signed or executed only if signed by an original signature of an Authorized Signatory; and

(d)
all calculations of interest under this Agreement are to be made on the basis of the stated rates set out herein and not on the basis of the effective yearly rates determined on any basis which gives effect to the principle of deemed reinvestment.

(e)
Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation. In addition, (x) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173), all laws in respect thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

1.4	Headings and Table of Contents

The headings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	Accounting Terms

(a)
All accounting terms (not defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2014.  In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Canadian Borrower’s request:

(i)
the Agent and the Lenders shall enter into negotiations with the Canadian Borrower, to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Borrowers and Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made.  Until such time as such an amendment shall have been executed and delivered by the Borrower and Guarantor, the Agent and the Majority Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)
all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Canadian Borrower will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(b)
“Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Canadian Borrower to, and approved by, Majority Lenders.

1.6	Currency Calculations

All references in the Loan Documents to Loans, Letters of Credit, Obligations and other amounts shall be denominated in Dollars, unless expressly provided otherwise.  The Equivalent Amount of any amounts denominated or reported under a Loan Document in a currency other than Dollars shall be determined by Administration Agent on a daily basis based on the current Exchange Rate.  Each Borrower shall report, as required, all collateral and financial components to Administration Agent in the currency shown in such Borrower’s financial records, and unless expressly provided otherwise, Canadian Borrower shall deliver consolidated financial statements and calculate financial covenants in Dollars.  Notwithstanding anything herein to the contrary, if any Obligation is funded and expressly denominated in a currency other than Dollars, Borrowers shall repay such Obligation in such other currency.

1.7	Recitals

The recitals to this Agreement form part hereof.

1.8	Schedules

The schedules attached to this Agreement, including as they may be amended from time to time, shall for all purposes form an integral part of this Agreement.

1.9	Permitted Encumbrances

The inclusion of any Liens as Permitted Encumbrances hereunder means that the Borrowers and their Subsidiaries are entitled to allow such Liens to exist only and is not in any manner whatsoever an acknowledgment by the Agents or the Lenders that any such Lien is entitled to a claim that ranks ahead of or in priority to the Liens created by way of the Security or other claims of the Lenders and the Agents hereunder or under the Security.

1.10	Precedence

In the event that any provisions of the Security contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of this Agreement shall take precedence over those contained in the Security and, in particular, if any act of a Borrower or a Guarantor is expressly permitted under this Agreement but is prohibited under the Security, any such act shall be permitted under this Agreement and shall be deemed to be permitted under the Security.

ARTICLE 2
– FACILITIES

2.1	The Credit Facilities

(a)
Subject to the terms of this Agreement, (i) the Canadian Lenders shall extend credit to the Canadian Borrower by way of the Canadian Revolving Facility; (ii) the Canadian Swingline Lender shall extend credit to the Canadian Borrower by way of the Canadian Swingline, (iii) the U.S. Lenders shall extend credit to the U.S. Borrower by way of the U.S. Revolving Facility; (iv) the U.S. Swingline Lender shall extend credit to the U.S. Borrower by way of the U.S. Swingline, (v) the UK Lenders shall extend credit to the UK Borrower by way of the UK Revolving Facility; (vi) the UK Swingline Lender shall extend credit to the UK Borrower by way of the UK Swingline; (vii) the Dutch Lenders shall extend credit to the Dutch Borrower by way of the Dutch Revolving Facility; (viii) the Dutch Swingline Lender shall extend credit to the Dutch Borrower by way of the Dutch Swingline; (ix) the Australian Lenders shall extend credit to the Australian Borrower by way of the Australian Revolving Facility, and (x) the Australian Swingline Lender shall extend credit to the Australian Borrower by way of the Australian Swingline.

(b)	The proceeds of Borrowings shall be used by the Borrowers for the purposes set out in Section 2.12 of this Agreement, subject to the terms and conditions of this Agreement.

2.2	Notice and Revolving Nature of Borrowings

(a)	The Canadian Borrower may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a Libor Loan;

(ii)
by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date or Acceptance Date, as the case may be, for any Borrowing or Conversion under the Canadian Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3 under the Canadian Revolving Facility, (A) in respect of Canadian Prime Rate Loans in minimum tranches of Cdn.$300,000, and thereafter in multiples of Cdn.$100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of Bankers’ Acceptances in minimum amounts of Cdn.$1,000,000 and thereafter in multiples of Cdn.$100,000, (D) in respect of Libor Loans in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Canadian Borrower will not be entitled to have more than an aggregate of eight (8) Loans outstanding by way of Bankers’ Acceptances and Libor Loans at any time.

Notwithstanding the provisions of this Section 2.2(a), the Canadian Agent shall use its best efforts to make Advances by way of Canadian Prime Rate Loans under the Canadian Revolving Facility available to the Canadian Borrower on the Business Day following the receipt by the Canadian Agent of a Drawdown Notice for a Canadian Prime Rate Loan.

(b)

(i)
In order to facilitate the Canadian Borrower’s cash management requirements, the Canadian Swingline Lender in its capacity as a Lender agrees to make available to the Canadian Borrower the Canadian Swingline.  The Canadian Swingline Facility shall be used by the Canadian Borrower to fund amounts which would otherwise be drawn down by the Canadian Borrower by way of Canadian Prime Rate Loans or U.S. Base Rate Loans under the Canadian Revolving Facility pursuant to Section 2.2(a) but for such amounts not being, in the case of Canadian Prime Rate Loans, in a minimum principal amount of Cdn.$300,000 and multiples of Cdn.$100,000 thereafter and in the case of U.S. Base Rate Loans in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter.  Notwithstanding any other provision hereof, drawdowns under the Canadian Swingline Facility are not subject to any minimum amount.  Any Borrowings under the Canadian Swingline Facility may be drawn down by the Canadian Borrower without notice to the Canadian Swingline Lender by way of presentment to the Canadian Swingline Lender of cheques and other bills of exchange issued by the Canadian Borrower.

(ii)
At any time and from time to time in its discretion, the Canadian Swingline Lender may notify the Canadian Agent that the Canadian Swingline Lender wishes each of the Canadian Lenders to provide its Participation in the Canadian Revolving Facility for Advances made under the Canadian Swingline, and each Canadian Lender shall thereupon provide to the Canadian Agent, for the account of the Canadian Swingline Lender, such Canadian Lender’s Participation under the Canadian Revolving Facility; provided however, no such Participation shall cause any such Canadian Lender to exceed its Total Canadian Commitment.  The amounts so provided by the Canadian Lenders in respect of the Canadian Swingline Facility shall be deemed to be Canadian Prime Rate Loans or U.S. Base Rate Loans denominated in Cdn.$ or U.S.$, as the case may be, under the Canadian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(b)(ii)).  The aggregate of the amounts paid by the Canadian Lenders to the Canadian Agent in respect of the Canadian Swingline Facility shall be applied by the Canadian Swingline Lender to reduce the then outstanding Loans under the Canadian Swingline.

(iii)
Notwithstanding the foregoing (A) the Canadian Swingline Lender may, at its sole option, put all outstanding Advances under the Canadian Swingline Facility to the Canadian Lenders, (B) in such case, the Canadian Swingline Lender will not make further Advances under the Canadian Swingline Facility and the Canadian Swingline Commitment shall be transferred to the Canadian Revolving Facility Commitment, and (C) the Canadian Agent will adjust amounts outstanding under the Canadian Revolving Facility pro rata to the Total Canadian Commitment.

(iv)

(A)	The Canadian Borrower shall pay interest payable on Advances made under the Canadian Swingline Facility directly to the Canadian Swingline Lender; and

(B)	The Canadian Swingline Lender shall determine the Canadian Prime Rate or the U.S. Base Rate, as the case may be, for Advances made under the Canadian Swingline.

(c)	The U.S. Borrower may, subject to the terms of this Agreement, upon giving the U.S. Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a Libor Loan;

(ii)
by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the U.S. Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the U.S. Revolving Facility, (A) in respect of U.S. Prime Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000 and (B) in respect of Libor Loans in minimum tranches of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the U.S. Borrower will not be entitled to have more than an aggregate of eight (8) Libor Loans outstanding at any time.

(d)

(i)
In order to facilitate the U.S. Borrower’s cash management requirements, the U.S. Swingline Lender in its capacity as a U.S. Lender agrees to make available to the U.S. Borrower the U.S. Swingline.  The U.S. Swingline Facility shall be used by the U.S. Borrower to fund amounts which would otherwise be drawn down by the U.S. Borrower under the U.S. Revolving Facility pursuant to Section 2.2(c) but for such amounts not being, in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter.  Notwithstanding any other provision hereof, Drawdowns under the U.S. Swingline Facility are not subject to any minimum amount.  Any Borrowings under the U.S. Swingline Facility may be drawn down by way of U.S. Prime Rate Loans by the U.S. Borrower by providing notice to the U.S. Swingline Lender before 3:00 p.m. on the date of the request for drawdown.

(ii)
At any time and from time to time in its discretion, the U.S. Swingline Lender may notify the U.S. Agent that the U.S. Swingline Lender wishes each of the U.S. Lenders to provide its Participation in the U.S. Revolving Facility for Advances made under the U.S. Swingline, in which case the U.S. Agent shall forthwith notify each of the U.S. Lenders of such Participation and each U.S. Lender shall thereupon provide to the U.S. Agent, for the account of the U.S. Swingline Lender, such U.S. Lender’s Participation under the U.S. Revolving Facility; provided however, no such Participation shall cause any such U.S. Lender to exceed its Total U.S. Commitment.  The amounts so provided by the U.S. Lenders in respect of the U.S. Swingline shall be deemed to be U.S. Prime Rate Loans denominated in U.S.$ under the U.S. Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(d)(ii).  The aggregate of the amounts paid by the U.S. Lenders to the U.S. Agent in respect of the U.S. Swingline Facility shall be paid by the U.S. Agent to the U.S. Swingline Lender and applied by the U.S. Swingline Lender to reduce the then outstanding Loans under the U.S. Swingline.

(iii)
Notwithstanding the foregoing (A) the U.S. Swingline Lender may, at its sole option, put all outstanding Advances under the U.S. Swingline Facility to the U.S. Revolving Facility Lenders, (B) in such case, the U.S. Swingline Lender will not make further Advances under the U.S. Swingline Facility and the U.S. Swingline Commitment shall be transferred to the U.S. Revolving Facility Commitment, and (C) the U.S. Agent will adjust amounts outstanding under the U.S. Revolving Facility pro rata to the Total U.S. Commitment.

(iv)
The U.S. Borrower shall pay interest on Advances made under the U.S. Swingline Facility directly to the U.S. Swingline Lender; provided, however, that to the extent any such interest is due to U.S. Prime Rate Loans of U.S. Lenders made in accordance with clause (ii) preceding, the U.S. Swingline Lender shall immediately upon receipt remit such funds to the U.S. Agent which shall promptly pay such interest to such U.S. Lenders in accordance with the terms hereof for payments on U.S. Prime Rate Loans herein.

(v)	The U.S. Swingline Lender shall determine the U.S. Prime Rate for Advances made under the U.S. Swingline.

(e)	The UK Borrower may, subject to the terms of this Agreement, upon giving the European Agent prior written notice:

(i)	by not later than 8:00 a.m. (Toronto time) on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a Libor Loan;

(ii)
by not later than 8:00 a.m. (Toronto time) on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the UK Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert, in accordance with Section 2.3 under the UK Revolving Facility, Libor Loans in minimum amounts of £500,000 and thereafter in multiples of £50,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the UK Borrower will not be entitled to have more than an aggregate of six (6) Loans outstanding by way of Libor Loans at any time.

(f)

(i)
In order to facilitate the UK Borrower’s cash management requirements, the UK Swingline Lender in its capacity as a Lender agrees to make available to the UK Borrower the UK Swingline.  The UK Swingline Facility shall be used by the UK Borrower to fund amounts which would otherwise be drawn down by the UK Borrower by way of Loans under the UK Revolving Facility pursuant to Section 2.2(e) but for such amounts not being in a minimum principal amount of £500,000 and multiples of £50,000 thereafter.  Notwithstanding any other provision hereof, drawdowns under the UK Swingline Facility shall be subject to minimum tranches of £100,000.  Any Borrowings under the UK Swingline Facility may be drawn down by way of Libor Loans by the UK Borrower by providing notice to the UK Swingline Lender in accordance with Section 2.2(e)(i).

(ii)
At any time and from time to time in its discretion, the UK Swingline Lender may notify the European Agent that the UK Swingline Lender wishes each of the UK Lenders to provide its Participation in the UK Revolving Facility for Advances made under the UK Swingline, and each UK Lender shall thereupon provide to the European Agent, for the account of the UK Swingline Lender, such UK Lender’s Participation under the UK Revolving Facility; provided however, no such Participation shall cause any such UK Lender to exceed its Total UK Commitment.  The amounts so provided by the UK Lenders in respect of the UK Swingline Facility shall be deemed to be Libor Loans denominated in Sterling under the UK Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(f)(ii)).  The aggregate of the amounts paid by the UK Lenders to the European Agent in respect of the UK Swingline Facility shall be applied by the UK Swingline Lender to reduce the then outstanding Loans under the UK Swingline.

(iii)
Notwithstanding the foregoing (A) the UK Swingline Lender may, at its sole option, put all outstanding Advances under the UK Swingline Facility to the UK Lenders, (B) in such case, the UK Swingline Lender will not make further Advances under the UK Swingline Facility and the UK Swingline Commitment shall be transferred to the UK Revolving Facility Commitment, and (C) the European Agent will adjust amounts outstanding under the UK Revolving Facility pro rata to the Total UK Commitment.

(iv)
The UK Borrower shall pay interest on Advances made under the UK Swingline Facility directly to the UK Swingline Lender; provided, however, that to the extent any such interest is due to Libor Loans of UK Lenders made in accordance with clause (ii) preceding, the UK Swingline Lender shall immediately upon receipt remit such funds to the European Agent which shall promptly pay such interest to such UK Lenders in accordance with the terms hereof for payments on Libor Loans herein.

(v)	The UK Swingline Lender shall determine the Libor Rate for Advances under the UK Swingline.

(g)	The Dutch Borrower may, subject to the terms of this Agreement, upon giving the European Agent prior written notice:

(i)	by not later than 8:00 a.m. (Toronto time) on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a Libor Loan;

(ii)
by not later than 8:00 a.m. (Toronto Time) on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the Dutch Revolving Facility (other than a Libor Loan);

borrow, repay and/or reborrow or convert, in accordance with Section 2.3, under the Dutch Revolving Facility, Libor Loans in minimum tranches of €500,000 and thereafter in multiples of €50,000; provided that repayment of Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Dutch Borrower will not be entitled to have more than an aggregate of six (6) Libor Loans outstanding at any time.

(h)

(i)
In order to facilitate the Dutch Borrower’s cash management requirements, the Dutch Swingline Lender in its capacity as a Dutch Lender agrees to make available to the Dutch Borrower the Dutch Swingline.  The Dutch Swingline Facility shall be used by the Dutch Borrower to fund amounts which would otherwise be drawn down by the Dutch Borrower by way of Libor Loans under the Dutch Revolving Facility pursuant to Section 2.2(g) but for such amounts not being in a minimum principal amount of €500,000 and multiples of €50,000 thereafter.  Notwithstanding any other provision hereof, drawdowns under the Dutch Swingline Facility shall be subject to minimum tranches of €100,000.  Any Borrowings under the Dutch Swingline Facility may be drawn down by way of Libor Loans by the Dutch Borrower by providing notice to the Dutch Swingline Lender in accordance with Section 2.2(g)(i).

(ii)
At any time and from time to time in its discretion, the Dutch Swingline Lender may notify the European Agent that the Dutch Swingline Lender wishes each of the Dutch Lenders to provide its Participation in the Dutch Revolving Facility for Advances made under the Dutch Swingline, in which case the European Agent shall forthwith notify each of the Dutch Lenders of such Participation and each Dutch Lender shall thereupon provide to the European Agent, for the account of the Dutch Swingline Lender, such Dutch Lender’s Participation under the Dutch Revolving Facility; provided however, no such Participation shall cause any such Dutch Lender to exceed its Total Dutch Commitment.  The amounts so provided by the Dutch Lenders in respect of the Dutch Swingline shall be deemed to be Libor Loans denominated in Euros under the Dutch Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(h)(ii).  The aggregate of the amounts paid by the Dutch Lenders to the European Agent in respect of the Dutch Swingline Facility shall be paid by the European Agent to the Dutch Swingline Lender and applied by the Dutch Swingline Lender to reduce the then outstanding Loans under the Dutch Swingline.

(iii)
Notwithstanding the foregoing (A) the Dutch Swingline Lender may, at its sole option, put all outstanding Advances under the Dutch Swingline Facility to the Dutch Lenders, (B) in such case, the Dutch Swingline Lender will not make further Advances under the Dutch Swingline Facility and the Dutch Swingline Commitment shall be transferred to the Dutch Revolving Facility Commitment, and (C) the European Agent will adjust amounts outstanding under the Dutch Revolving Facility pro rata to the Total Dutch Commitment.

(iv)
The Dutch Borrower shall pay interest on Advances made under the Dutch Swingline Facility directly to the Dutch Swingline Lender; provided, however, that to the extent any such interest is due to Libor Loans of Dutch Lenders made in accordance with clause (ii) preceding, the Dutch Swingline Lender shall immediately upon receipt remit such funds to the European Agent which shall promptly pay such interest to such Dutch Lenders in accordance with the terms hereof for payments on Libor Loans herein; and

(v)	The Dutch Swingline Lender shall determine the Libor Rate for Advances made under the Dutch Swingline.

(i)	The Australian Borrower may, subject to the terms of this Agreement, upon giving the Australian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is an Australian Bank Bill Rate Loan;

(ii)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a Libor Loan;

(iii)
by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the Australian Revolving Facility (other than an Australian Bank Bill Rate Loan or a Libor Loan);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the Australian Revolving Facility, (A) in respect of Australian Base Rate Loans in minimum tranches of A$300,000 and thereafter in multiples of A$100,000, (B) in respect of Australian Bank Bill Rate Loans in minimum tranches of A$1,000,000 and thereafter in multiples of A$100,000 and (C) in respect of Libor Loans in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of (i) Australian Bank Bill Rate Loans shall be made on the last day of the applicable Australian Bank Bill Rate Interest Period and the Australian Borrower will not be entitled to have more than an aggregate of six (6) Australian Bank Bill Rate Loans outstanding at any time, and (ii) Libor Loans shall be made on the last day of the applicable Libor Interest Period and the Australian Borrower will not be entitled to have more than an aggregate of four (4) Loans outstanding by way of Libor Loans at any time.

(j)

(i)
In order to facilitate the Australian Borrower’s cash management requirements, the Australian Swingline Lender in its capacity as an Australian Lender agrees to make available, upon the request of the Australian Borrower and with the consent of the Australian Swingline Lender (acting in its sole discretion), the Australian Swingline to the Australian Borrower.  Any increase in the Australian Swingline Commitment must have a corresponding decrease in the Australian Revolving Facility Commitment.  Following an increase and corresponding decrease in such Commitments, Administration Agent shall make such changes as are necessary to Schedule “I-5” to reflect such changes to the Commitments.  The Australian Swingline Facility shall be used by the Australian Borrower to fund amounts which would otherwise be drawn down by the Australian Borrower under the Australian Revolving Facility pursuant to Section 2.2(i) but for such amounts not being, in a minimum principal amount of A$300,000 and multiples of A$100,000 thereafter.  Notwithstanding any other provision hereof, Drawdowns under the Australian Swingline Facility are not subject to any minimum amount.  Any Borrowings under the Australian Swingline Facility may be drawn down by way of Australian Base Rate Loans by the Australian Borrower by providing notice to the Australian Swingline Lender before 3:00 p.m. on the date of the request for drawdown.

(ii)
At any time and from time to time in its discretion, the Australian Swingline Lender may notify the Australian Agent that the Australian Swingline Lender wishes each of the Australian Lenders to provide its Participation in the Australian Revolving Facility for Advances made under the Australian Swingline, in which case the Australian Agent shall forthwith notify each of the Australian Lenders of such Participation and each Australian Lender shall thereupon provide to the Australian Agent, for the account of the Australian Swingline Lender, such Australian Lender’s Participation under the Australian Revolving Facility; provided however, no such Participation shall cause any such Australian Lender to exceed its Total Australian Commitment.  The amounts so provided by the Australian Lenders in respect of the Australian Swingline shall be deemed to be Australian Base Rate Loans denominated in Australian Dollars under the Australian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(j)(ii).  The aggregate of the amounts paid by the Australian Lenders to the Australian Agent in respect of the Australian Swingline Facility shall be paid by the Australian Agent to the Australian Swingline Lender and applied by the Australian Swingline Lender to reduce the then outstanding Loans under the Australian Swingline.

(iii)
Notwithstanding the foregoing (A) the Australian Swingline Lender may, at its sole option, put all outstanding Advances under the Australian Swingline Facility to the Australian Lenders, (B) in such case, the Australian Swingline Lender will not make further Advances under the Australian Swingline Facility and the Australian Swingline Commitment shall be transferred to the Australian Revolving Facility Commitment, and (C) the Australian Agent will adjust amounts outstanding under the Australian Revolving Facility pro rata to the Total Australian Commitment.

(iv)
The Australian Borrower shall pay interest on Advances made under the Australian Swingline Facility directly to the Australian Swingline Lender; provided, however, that to the extent any such interest is due to Australian Base Rate Loans of Australian Lenders made in accordance with clause (ii) preceding, the Australian Swingline Lender shall immediately upon receipt remit such funds to the Australian Agent which shall promptly pay such interest to such Australian Lenders in accordance with the terms hereof for payments on Australian Base Rate Loans herein; and

(v)	The Australian Swingline Lender shall determine the Australian Base Rate for Advances made under the Australian Swingline.

2.3	Conversion

A Borrower may, upon giving prior written notice to the Canadian Agent, the U.S. Agent, the Australian Agent and/or the European Agent, as the case may be, in accordance with Section 2.2(a), (c), (e), (g) or (i), as the case may be, containing the information set out in Schedule “D” effective on any Business Day during the term of this Agreement (a “Conversion”), convert on the Conversion Date Advances outstanding from one Type to another Type to the extent such Type is available hereunder and under the applicable Revolving Facility, provided that:

(a)	a Libor Loan may be converted to another Type only on the last day of the Libor Interest Period applicable to that Libor Loan;

(b)	an Australian Bank Bill Rate Loan may be converted to another Type only on the last day of the Australian Bank Bill Rate Interest Period applicable to that Australian Bank Bill Rate Loan;

(c)	Borrowings or any portion thereof comprising Bankers’ Acceptances may be converted to another Type only on the applicable B/A Maturity Date; and

(d)	the conditions precedent set out in Section 5.1 have been fulfilled.

The Conversion of any Advances shall not reduce any amount available under the Total Commitments.

2.4	Making Borrowings

(a)
If the Canadian Borrower gives prior written notice, in the form set out in Schedule “E”, to the Canadian Agent of its intention to draw down a Borrowing under the Canadian Revolving Facility, including Bankers’ Acceptances, a Canadian Prime Rate Loan, a U.S. Base Rate Loan or Libor Loan or a Conversion in accordance with Section 2.2(a) or 2.3, the Canadian Agent shall on the same day it receives the notice notify each Canadian Lender by telephone or in writing of the amount of the Canadian Prime Rate Loan, U.S. Base Rate Loan, Libor Loan or Bankers’ Acceptance and such Canadian Lender’s portion thereof, and

(i)
each Canadian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such Bankers’ Acceptances, Canadian Prime Rate Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Agent in accordance with Article 10; and

(ii)
the Canadian Agent, shall on the Drawdown Date, make such Bankers’ Acceptances, Canadian Prime Rate Loan, Libor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Borrower, in accordance with Article 10.

(b)
If a U.S. Borrower gives prior written notice, in the form set out in Schedule “E”, to the U.S. Agent of its intention to draw down a Borrowing under the U.S. Revolving Facility, including a U.S. Prime Rate Loan or a Libor Loan, or a Conversion of a U.S. Prime Rate Loan or a Libor Loan in accordance with Section 2.2(c) or 2.3, the U.S. Agent shall on the same day it receives the notice notify each U.S. Lender by telephone or in writing of the amount of the Libor Loan and such U.S. Lender’s portion thereof, and

(i)
each U.S. Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Agent in accordance with Article 10; and

(ii)	the U.S. Agent shall, on the Drawdown Date, make such U.S. Prime Rate Loan or Libor Loan, as the case may be, available to the U.S. Borrower, in accordance with Article 10.

(c)
If the UK Borrower gives prior written notice, in the form set out in Schedule “E”, to the European Agent of its intention to draw down a Borrowing under the UK Revolving Facility, including a Libor Loan or a Conversion in accordance with Section 2.2(e) or 2.3, the European Agent shall on the same day it receives the notice notify each UK Lender by telephone or in writing of the amount of the Libor Loan and such UK Lender’s portion thereof, and

(i)
each UK Lender shall, not later than 9:00 a.m. (Toronto time) on the Drawdown Date, make, or procure to be made, its Participation in such Libor Loan available to the European Agent in accordance with Article 10; and

(ii)	the European Agent shall, on the Drawdown Date, make such Libor Loan available to the UK Borrower, in accordance with Article 10.

(d)
If a Dutch Borrower gives prior written notice, in the form set out in Schedule “E”, to the European Agent of its intention to draw down a Borrowing under the Dutch Revolving Facility, including a Libor Loan, or a Conversion of a Libor Loan in accordance with Section 2.2(g) or 2.3, the European Agent shall on the same day it receives the notice notify each Dutch Lender by telephone or in writing of the amount of the Libor Loan and such Dutch Lender’s portion thereof, and

(i)
each Dutch Lender shall, not later than 9:00 a.m. (Toronto time) on the Drawdown Date, make, or procure to be made, its Participation in such Libor Loan available to the European Agent in accordance with Article 10; and

(ii)	the European Agent shall, on the Drawdown Date, make such Libor Loan available to the Dutch Borrower, in accordance with Article 10.

(e)
If the Australian Borrower gives prior written notice, in the form set out in Schedule “E”, to the Australian Agent of its intention to draw down a Borrowing under the Australian Revolving Facility, including an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a Libor Loan or a Conversion of an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a Libor Loan in accordance with Section 2.2(i) or 2.3, the Australian Agent shall on the same day it receives the notice notify each Australian Lender by telephone or in writing of the amount of the Australian Base Rate Loan, Australian Bank Bill Rate Loan, Libor Loan and such Australian Lender’s portion thereof, and

(i)
each Australian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such Australian Base Rate Loan, Australian Bank Bill Rate Loan or Libor Loan, as the case may be, available to the Australian Agent in accordance with Article 10; and

(ii)
the Australian Agent shall, on the Drawdown Date, make such Australian Base Rate Loan, Australian Bank Bill Rate Loan or Libor Loan, as the case may be, available to the Australian Borrower, in accordance with Article 10.

2.5	Participation of Each Lender; Defaulting Lender

(a)
The Canadian Agent is authorized by the Canadian Borrower and each Canadian Lender to allocate amongst the Canadian Lenders the Bankers’ Acceptances to be issued and purchased in such manner and amounts as the Canadian Agent may, in its sole and unfettered discretion consider necessary and equitable, rounding up or down, so as to ensure that no Canadian Lender is required to accept and purchase a Bankers’ Acceptance for a fraction of Cdn.$100,000; provided however the Canadian Agent shall seek to allocate such Bankers’ Acceptances in such amounts and for such terms, over time, as to maintain the Participations of all such Canadian Lenders in substantially the relative amounts and percentages set out on Schedule “I”.  To the extent, if any, necessary to maintain each such Participation as the result of the foregoing, the Canadian Agent shall allocate a lesser or greater amount of other Advances to each Canadian Lender.

(b)
At the time of making any Loan, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, shall, if appropriate, re-allocate amounts made available to the Borrowers under any of the Loans to give effect to the Participation of each Lender, determined immediately prior to the making of a Loan.

(c)
For purposes of determining Lenders’ obligations to fund or participate in Borrowings, the Administration Agent may exclude the Commitments, Loans and Banker’s Acceptance of any Defaulting Lender from the calculation of Participation.  A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of this Agreement or the Security, except as provided in Section 13.8(a), (b), (c) and (h).

(d)
The Administration Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to the Administration Agent such amounts until all Borrowings and indebtedness owing to the Administration Agent, non-Defaulting Lenders and other Lenders and Issuing Bank have been paid in full.  The Administration Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to cash collateralize such Lender’s Letter of Credit obligations, or readvance the amounts to Borrowers hereunder.  A Lender shall not be entitled to receive any fees accruing hereunder during the period in which it is a Defaulting Lender, and the unfunded portion of its Commitment shall be disregarded for purposes of calculating the Commitment Fee.  If any Letter of Credit obligation owing to a Defaulting Lender is reallocated to other Lenders, fees attributable to such Letter of Credit obligations shall be paid to such Lenders.  Notwithstanding anything to the contrary in this Section, the Letter of Credit obligations owing to a Defaulting Lender may be reallocated to the other Lenders only to the extent that such reallocation does not cause the exposure, as applicable, of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment.  The Administration Agent shall be paid all fees attributable to Letter of Credit obligations that are not reallocated.

(e)	If any Borrowings are outstanding under a Swingline Facility at the time a Lender becomes a Defaulting Lender then:

(i)
all or any part of the outstanding Swingline Facility, of which the Defaulting Lender would be required to participate in, shall be reallocated among the non-Defaulting Lenders in the applicable Revolving Facility in accordance with their respective Participations but only to the extent the sum of all non-Defaulting Lenders’ total exposure plus such Defaulting Lenders’ Swingline Facility exposure does not exceed the total of all non-Defaulting Lenders’ Commitments; or

(ii)
if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one (1) Business Day following notice by the Administration Agent first, repay such Defaulting Lender’s Swingline Facility exposure.

(f)
If a Defaulting Lender exists, the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender or the Australian Swingline Lender, as applicable, shall not be required to fund the applicable Swingline Facility, unless the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender or the Australian Swingline Lender, as applicable, shall have entered into arrangements with the Borrowers or such Lender, satisfactory to the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender or the Australian Swingline Lender, as applicable, as the case may be, to defease any risk in respect of such Lender hereunder.

(g)
Borrowers, the Administration Agent and applicable Issuing Bank may agree in writing that a Lender is no longer a Defaulting Lender.  At such time, Participation shall be reallocated without exclusion of such Lender’s Commitment and Loans, and all outstanding Loans, Letter of Credit obligations and other exposures under the Commitments shall be reallocated among Lenders and settled by the Administration Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted Participation.  Unless expressly agreed by Borrowers, the Administration Agent and applicable Issuing Bank, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender.  The failure of any Lender to fund a Loan, to make a payment in respect of Letter of Credit obligations or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

2.6	Bankers’ Acceptances

(a)
Each Banker’s Acceptance tendered by the Canadian Borrower for acceptance by a Canadian Lender under the Canadian Revolving Facility shall be denominated in Canadian Dollars and be payable in Canada.  The Canadian Borrower acknowledges that the Canadian Lenders may require the delivery of drafts which are in conformity with the rules and procedures of a clearing house (as that term is defined in the Depository Bills and Notes Act (Canada)) used by the Canadian Lenders for the delivery, transfer and collection of bankers’ acceptances and depository bills.

(b)
The Borrower shall provide for each accepted draft at its maturity to the Canadian Agent either by payment of the full principal amount thereof or through utilization of the Canadian Revolving Facility in accordance with this Agreement or through a combination thereof.  The Canadian Borrower may not at any time request that any Bankers’ Acceptance be issued if the face amount of such requested Bankers’ Acceptance together with the aggregate of the other outstanding Loans under the Canadian Revolving Facility, would exceed the amount available to be drawdown under the Canadian Revolving Facility at such time.  Any amount owing by the Canadian Borrower in respect of any Bankers’ Acceptance which is not paid or provided for in accordance with the foregoing shall be deemed to be a Canadian Prime Rate Loan owing by the Canadian Borrower to the Canadian Lenders and shall be subject to all of the provisions of this Agreement applicable to a Canadian Prime Rate Loan.  The Canadian Borrower hereby authorizes the Canadian Lenders to debit its account by the amount required to pay any such drafts made by it and accepted as a Bankers’ Acceptance hereunder which is not otherwise paid.

(c)
If an Event of Default shall have occurred and shall then be continuing unremedied not waived by the Lenders (whether or not demand is made), the Canadian Borrower shall forthwith pay to the Canadian Agent an amount equal to the Canadian Lender’s maximum potential liability under all such outstanding Bankers’ Acceptances.  Such amount shall be held by the Canadian Agent as general and continuing cash collateral for payment of the indebtedness and liability of the Canadian Borrower to the Canadian Lenders in respect of such Bankers’ Acceptances and any other obligations to the Canadian Lenders.

(d)	To facilitate the acceptance of Bankers’ Acceptances hereunder, the Canadian Borrower hereby authorizes the Canadian Lenders and irrevocably appoints the Canadian Lenders as its attorney:

(i)
to complete and sign on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, the drafts to create the Bankers’ Acceptances (with, in the Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada));

(ii)
after the acceptance thereof by the applicable Canadian Lender, to endorse on the Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in the Canadian Lender’s discretion, the Canadian Lender or a clearing house (as defined by the Depository Bills and Notes Act (Canada));

(iii)	to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house; and

(iv)
to comply with the procedures and requirements established from time to time by the Canadian Lenders or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills.

All Bankers’ Acceptances so completed, signed, endorsed, delivered or deposited by a Canadian Lender on behalf of the Canadian Borrower shall be binding upon the Canadian Borrower as if completed, signed, endorsed, delivered or deposited by it.  The records of the Canadian Lenders and such clearing house shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower.  The Lenders shall not be liable for any claim arising by reason of any loss or improper use of such drafts or Bankers’ Acceptances except for damages suffered by the Canadian Borrower caused by the intentional misconduct or gross negligence of a Canadian Lender.

(e)	The Borrowers shall not claim any days of grace for the payment at maturity of any drafts presented and accepted as Bankers’ Acceptances hereunder.

(f)
When the Canadian Borrower wishes to make a Borrowing by way of Bankers’ Acceptances it shall give the Canadian Agent the notice required pursuant to Section 2.2.  Bankers’ Acceptances shall have terms of at least one (1) month and not more than six  (6) months excluding days of grace (and which shall, in no event, end on a date after the Final Maturity Date) or any other term subject to market availability.

(g)	On the same day it receives such notice, the Canadian Agent shall notify by telephone or in writing all the Canadian Lenders of the details of the proposed issue, specifying, for each Canadian Lender:

(i)	the Principal Amount of the Bankers’ Acceptances to be accepted and purchased by such Canadian Lender; and

(ii)	the term of such Bankers’ Acceptances.

(h)
Whenever the Canadian Borrower requests a borrowing by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting and purchasing any B/As, make a Loan (a “BA Equivalent Loan”) to the Canadian Borrower in the amount and for the same term as each draft which such Lender would otherwise have been required to accept and purchase hereunder.  Each such Lender will provide to the Canadian Agent the amount of Available Proceeds of such BA Equivalent Loan for the account of the Canadian Borrower in the same manner as such Lender would have provided the Available Proceeds in respect of the B/As which such Lender would otherwise have been required to accept and purchase hereunder.  Each such BA Equivalent Loan will bear interest at the same rate that would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a B/A for the relevant period (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the relevant Lenders and the Canadian Borrower as the B/A that such BA Equivalent Loan replaces).  All such interest shall be paid in advance on the date such BA Equivalent Loan is made, and will be deducted from the principal amount of such BA Equivalent Loan in the same manner in which the discounted portion of a B/A would be deducted from the face amount of the B/A.  Subject to the repayment requirements of this Agreement, on the B/A Maturity Date for such BA Equivalent Loan, the Canadian Borrower shall be entitled to convert each such BA Equivalent Loan into another type of Loan, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement.  Each Non BA Lender may, at its discretion, request in writing to the Canadian Administrative Agent and the Canadian Borrower that BA Equivalent Loans made by it shall be evidenced by Discount Notes.

(i)
For greater certainty, all provisions of this Agreement that are applicable to Bankers’ Acceptances shall also be applicable, mutatis mutandis, to BA Equivalent Loans, and notwithstanding any other provision of this Agreement, all references to principal amounts or any repayment or prepayment of any Loans that are applicable to Bankers’ Acceptances shall be deemed to refer to the full face amount thereof in the case of B/As and to the principal amount of any portion thereof consisting of BA Equivalent Loans.  “Bankers’ Acceptances” includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances (including the provisions of Section 2.6(d) relating to their execution by the Canadian Lenders under power of attorney) shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary.  For greater certainty:

(i)	the term of a Discount Note shall be the same as the B/A Maturity Date for B/As accepted and purchased on the same Borrowing date in respect of the same borrowing;

(ii)	an Acceptance Fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a B/A; and

(iii)
the BA Discount Rate applicable to a Discount Note shall be the BA Discount Rate applicable to Bankers’ Acceptances accepted by a Canadian Lender that is not a Schedule I Lender in accordance with the definition of “BA Discount Rate” on the same Borrowing date or date of continuation or conversion, as the case may be, in respect of the same borrowing for the relevant period.

2.7	Acceptance Date Procedure

On the Acceptance Date, the following provisions shall apply:

(a)	At or about 10:00 a.m. on the Acceptance Date, the Canadian Agent shall promptly determine the BA Discount Rate.

(b)	Forthwith that same day, the Canadian Agent shall advise each Canadian Lender of:

(i)	the BA Discount Rate;

(ii)
the amount of the Acceptance Fee applicable to those Bankers’ Acceptances to be accepted by such Canadian Lender on such Acceptance Date, such Canadian Lender being authorized by the Canadian Borrower to collect such Acceptance Fee out of the Net Proceeds of those Bankers’ Acceptances mentioned in subsection (iii);

(iii)	the Net Proceeds of those Bankers’ Acceptances to be accepted and purchased by such Canadian Lender on such Acceptance Date; and

(iv)	the amount obtained (the “Available Proceeds”) by subtracting the Acceptance Fee mentioned in subsection (ii)) from the Net Proceeds mentioned in subsection (iii).

(c)	Not later than 12:00 noon that same day, each Canadian Lender shall make available to the Canadian Agent its Available Proceeds.

(d)
That same day, the Canadian Agent shall transfer all such Available Proceeds so made available to it to the Canadian Borrower in accordance with Section 10.3 and shall notify the Canadian Borrower on such day either by telex or telephone (to be confirmed subsequently by letter) of the details of the issue, substantially in the form set out in Schedule “F”.

2.8	Purchase of Bankers’ Acceptances

Before giving value to the Canadian Borrower, the Canadian Lenders shall, on the Acceptance Date, accept the Bankers’ Acceptances, by inserting the appropriate Principal Amount, Acceptance Date and maturity date thereof in accordance with the Canadian Borrower’s notice relating thereto and affixing their acceptance stamps thereto, and shall purchase same.  The Principal Amount so accepted and purchased by any such Canadian Lender shall not exceed such Canadian Lender’s unutilized Commitment.

2.9	Payment of Bankers’ Acceptances

The Bankers’ Acceptances shall be payable in accordance with the following provisions:

(a)
The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders an amount equal to the Principal Amount of the Bankers’ Acceptances on their respective B/A Maturity Dates.

(b)
In the event the Canadian Borrower fails to notify the Canadian Agent, in writing, not later than 10:00 a.m. (such notice, if verbal, to be confirmed to the Canadian Agent in writing later the same day, but not necessarily by 10:00 a.m.), two (2) Business Days prior to any B/A Maturity Dates of a Bankers’ Acceptance, that the Canadian Borrower intends to pay with its own funds the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Dates, the Canadian Borrower shall be deemed, for all purposes, to have given the Canadian Agent notice to convert the Principal Amount of such Bankers’ Acceptances into a Canadian Prime Rate Loan denominated in Cdn.$ and the provisions of Section 2.3 shall apply mutatis mutandis save that:

(i)	such B/A Maturity Date shall be considered to be the Drawdown Date of such Canadian Prime Rate Loan;

(ii)	the proceeds of such Canadian Prime Rate Loan shall be used to pay the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Date; and

(iii)
on such B/A Maturity Date, each Canadian Lender, instead of making its Participation in such Canadian Prime Rate Loan available to the Canadian Agent, shall first directly apply its Participation in such Canadian Prime Rate Loan in payment of its Participation in the Principal Amount of the Bankers’ Acceptances accepted, purchased and issued by such Canadian Lender and due on such B/A Maturity Date.

2.10	Set-Off and Netting

On any Acceptance Date, Drawdown Date or Repayment Date, the Canadian Agent, the U.S. Agent. the European Agent or the Australian Agent, as the case may be, shall be entitled to set-off and net amounts payable on such date by the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, to a Lender for the account of any Borrower against amounts payable on such date by such Lender to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, in connection with transactions conducted in the same basis of borrowing, for the account of such Borrower.  Similarly, on any Acceptance Date, Drawdown Date or Repayment Date, each Lender shall be entitled to set-off and to net amounts payable on such date by such Lender to a Borrower (by payment to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be), against amounts payable on such date by such Borrower to such Lender, in accordance with the Canadian Agent’s, the U.S. Agent’s, the European Agent’s or the Australian Agent’s, as the case may be, calculations.

2.11	Letters of Credit

(a)

(i)
Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit (in Dollars or Cdn. Dollars (in respect of the Canadian Borrower), Dollars (in respect of the U.S. Borrower), Sterling (in respect of the UK Borrower), Euros (in respect of the Dutch Borrower) and Australian Dollars and Dollars (in respect of the Australian Borrower)) in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance.  If a Letter of Credit is set to expire beyond the Final Maturity Date, the Borrowers shall pledge to, and deposit with, the Collateral Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement.  The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed U.S.$15,000,000 (with respect to Letters of Credit issued at the request of the U.S. Borrower) and U.S.$20,000,000, or the Equivalent Amount thereof in the applicable approved currency (with respect to Letters of Credit issued at the request of the Canadian Borrower, UK Borrower, Dutch Borrower and Australian Borrower).  Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.

(ii)
Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit (i) the proceeds of which would be made available to any Person (A) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions or (B) in any manner that would result in a violation of any Sanctions by any party to this Agreement, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any requirement of law relating to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which the Issuing Bank in good faith deems material to it, or (iii) if the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank applicable to letters of credit generally; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed not to be in effect on the Effective Date for purposes of clause (ii) above, regardless of the date enacted, adopted, issued or implemented.

(b)

(i)
In the event that an Issuing Bank is called upon by a beneficiary to honour a Letter of Credit issued by such Issuing Bank, such Issuing Bank shall forthwith give notice thereof to the applicable Borrower.  Unless such Borrower has made other arrangements with the Issuing Bank with respect to payment to the Issuing Bank of an amount sufficient to permit the Issuing Bank to discharge its obligations under the Letter of Credit plus that amount equal to any and all charges and expenses which the Issuing Bank may pay or incur relative to such Letter of Credit, any such payment so payable:

(A)	in Canadian Dollars with respect to the Canadian Revolving Facility shall be deemed to be a Drawdown of a Canadian Prime Rate Loan under the Canadian Revolving Facility,

(B)	in U.S. Dollars with respect to a Letter of Credit issued on behalf of the Canadian Borrower shall be deemed to be a Drawdown by way of a U.S. Base Rate Loan under the Canadian Revolving Facility,

(C)	with respect to a Letter of Credit issued on behalf of the U.S. Borrower shall be deemed to be a Drawdown by way of a U.S. Prime Rate Loan under the U.S. Revolving Facility,

(D)	with respect to a Letter of Credit issued on behalf of the UK Borrower shall be deemed to be a Drawdown by way of a Libor Loan, in Sterling, under the UK Revolving Facility,

(E)	with respect to a Letter of Credit issued on behalf of the Dutch Borrower shall be deemed to be a Drawdown by way of a Libor Loan, in Euros, under the Dutch Revolving Facility, and

(F)
with respect to a Letter of Credit issued on behalf of the Australian Borrower shall be deemed to be (i) in respect of Letters of Credit issued in Australian Dollars, a Drawdown by way of an Australian Base Rate Loan, in Australian Dollars, under the Australian Revolving Facility, and (ii) in respect of Letters of Credit issued in Dollars, a Drawdown by way of a Libor Loan, in Dollars, under the Australian Revolving Facility.

(ii)
Each Borrower’s obligation to reimburse disbursements as provided in paragraph (b)(i) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever (other than payment or performance), whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Applicable Borrowers’ obligations hereunder.  None of the Agents, the Revolving Lenders, the Issuing Bank or any of their related parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by any Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(c)
Any Issuing Bank shall notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, of each issuance or amendment of any Letter of Credit two (2) Business Days prior to the day upon which such issuance or amendment occurs and the Issuing Bank shall provide the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, and to the Administration Agent in all circumstances, with monthly reports setting out the face amount of Letters of Credit outstanding on each day of the preceding month.  Each of the Lenders, other than an Issuing Bank, shall be deemed to have purchased from such Issuing Bank its Participation of the face amount of each Letter of Credit issued by such Issuing Bank.  Each of the Canadian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Canadian Facilities, each of the U.S. Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the U.S. Facilities, each of the UK Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the UK Facilities, each of the Dutch Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Dutch Facilities and each of the Australian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Australian Facilities, in each case as to such Lender’s Participation of any amount paid by the Issuing Bank under any Letter of Credit plus that amount equal to any and all payments, losses, costs, charges and expenses which such Issuing Bank may pay or incur relative to such Letter of Credit, except to the extent due to the gross negligence or wilful misconduct of such Issuing Bank as determined by a court of competent jurisdiction in a final judgment.

(d)
Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, for the account of the Canadian Lenders, the U.S. Lenders, the UK Lenders, the Dutch Lenders and the Australian Lenders, as the case may be, each month that Letters of Credit issued on behalf of such Borrower are outstanding, the applicable Letter of Credit Fee and the applicable Agent shall promptly pay such fees to such Lenders in accordance with the terms hereof.

(e)
Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the applicable Issuing Bank, sundry charges and out-of-pocket expenses payable in respect of Letters of Credit which the Issuing Bank issues pursuant to a request of such Borrower.

(f)
The parties hereto acknowledge and agree that the Existing Letters of Credit which were issued under the Existing Credit Agreement and the HSBC Australia Facility shall be deemed to be Letters of Credit issued under this Agreement for all purposes hereunder.

2.12	Use of Proceeds

The Borrowers shall only use the Facilities to finance acquisitions of Eligible Businesses (other than any acquisition by way of a hostile takeover), to fund the refinancing of the HSBC Australia Facility and to fund, in part, the refinancing of the Existing Credit Agreement, for working capital needs, for Capital Expenditures and for general corporate purposes, all in accordance with the terms of this Agreement.

No Borrower will request any Borrowing or Letter of Credit, and no Borrower shall use, and each Borrower shall procure that its Subsidiaries and its and their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

2.13	Incremental Facility

(a)
The Borrowers shall have the right to increase the U.S. Revolving Facility Commitments, the Canadian Revolving Facility Commitments, the UK Revolving Facility Commitments, the Australian Revolving Facility Commitments and/or the Dutch Revolving Facility Commitments by obtaining additional U.S. Revolving Facility Commitments, Canadian Revolving Facility Commitments, UK Revolving Facility Commitments, Australian Revolving Facility Commitments and/or the Dutch Revolving Facility Commitments (the “Incremental Facility”), either from one or more of the Lenders or another lending institution; provided that:

(i)	any such request for an increase shall be in a minimum amount of $25,000,000;

(ii)	the Canadian Borrower, on behalf of the Borrowers, may make a maximum of two (2) such requests;

(iii)	after giving effect thereto, the sum of the total of the additional Commitments does not exceed U.S.$150,000,000;

(iv)	the Administration Agent has approved any such new lending institution(s), such approvals not to be unreasonably withheld;

(v)
any such new lending institution(s) assume(s) all of the rights and obligations of a “Lender” hereunder and shall become party to the allocation and exchange mechanism agreement dated as of the Effective Date; and

(vi)	the procedures described in Section 2.13(b) have been satisfied.

Nothing contained in this Section 2.13 shall constitute, or otherwise be deemed to be, a commitment on the part of any Lender to increase its Commitments hereunder at any time.

(b)
Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administration Agent and shall only require the written signatures of the Administration Agent, Swingline Lenders, Issuing Banks, the Borrowers and each Lender being added or increasing its Commitment.  As a condition precedent to such an increase or addition, the Borrowers shall deliver to the Administration Agent:

(i)
a certificate of each Borrower signed by an authorized officer of such Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such increase, and (B) certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article 8 and in the other Loan Documents are true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default or Event of Default exists or would occur or is established after giving effect to the Incremental Facility, and (3) the Borrowers are in compliance (on a pro forma basis) with the covenants contained in Section 8.4; and

(ii)	legal opinions and customary documents, to the extent reasonably requested by the Administration Agent.

(c)
On the effective date of any such increase or addition, (i) any Lender increasing (or, in the case of any newly added Lender, extending) its U.S. Revolving Facility Commitment, Canadian Revolving Facility Commitment, UK Revolving Facility Commitment, Dutch Revolving Facility Commitment or Australian Revolving Facility Commitment shall make available to the Administration Agent such amounts in immediately available funds as the Administration Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase or addition and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Borrowings, as applicable, of all the applicable Lenders to equal its revised pro rata share of such outstanding Borrowings, as applicable, and the Administration Agent shall make such other adjustments among the Lenders with respect to the Borrowings, as applicable, then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administration Agent, in order to effect such reallocation and (ii) the Borrowers shall, if applicable, be deemed to have repaid and reborrowed all outstanding Loans as of the date of any increase (or addition) in the Commitments (with such reborrowing to consist of the Types of Loans, with related Libor Interest Periods, Australian Bank Bill Rate Interest Periods or B/A Maturity Dates, as applicable, specified in a notice delivered by the Canadian Borrower, in accordance with the requirements of Section 2.2).  The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each Libor Loans, Australian Bank Bill Rate Loans or Bankers’ Acceptances, shall be subject to indemnification by the Borrowers pursuant to the provisions of Section 7.4 if the deemed payment occurs other than on the last day of the related Libor Interest Periods, Australian Bank Bill Rate Interest Periods or B/A Maturity Dates, as applicable.  Within a reasonable time after the effective date of any increase or addition, the Administration Agent shall, and is hereby authorized and directed to, revise the applicable Schedule “I” to reflect such increase or addition and shall distribute such revised Schedule “I” to each of the Lenders and the Canadian Borrower, whereupon such revised Schedule “I” shall replace the old such Schedule “I” and become part of this Agreement.

2.14	Banking Services

Any Lenders may provide Banking Services to the Borrowers on terms and conditions acceptable to such Lender.  Banking Services obligations owing by the Borrowers shall be considered indebtedness hereunder.

2.15	Applicable Foreign Borrower Sublimits

Notwithstanding anything to the contrary contained in this Article 2, in no event shall any Applicable Foreign Borrower be entitled to receive a Loan or the issuance of a Letter of Credit (and no Lender shall be required to make or support the same) if at the time of the proposed funding of such Loan or the issuance of such Letter of Credit (and after giving effect thereto and all pending requests for Loans and Letters of Credit by or on behalf of such Borrower), the sum of (a) the Equivalent Amount (in Dollars) of the outstanding amount of all Loans made to such Borrower on such date and (b) the Letter of Credit Obligations of such Borrower on such date exceeds such Borrower’s Applicable Foreign Borrower Commitment.  If as a result of fluctuations in exchange rates or otherwise the Equivalent Amount (in Dollars) of the sum of all outstanding Loans made to an Applicable Foreign Borrower and the Letter of Credit Obligations of such Borrower exceed such Borrower’s Applicable Foreign Borrower Commitment, the excess amount shall be payable by the Applicable Foreign Borrower within three (3) Business Days following demand by the applicable Agent.

ARTICLE 3
– REPAYMENT AND ACCOUNTS

3.1	Repayment

The Principal Amount of all Borrowings outstanding under all of the Facilities shall be repaid in full by the Borrowers, and all cash collateral required pursuant to this Agreement shall have been pledged to (and deposited with) the Collateral Agent, on the Final Maturity Date and the Commitments in respect of such Facilities shall terminate on such date.

3.2	Accounts kept by the Canadian Agent

The Canadian Agent shall keep in its books Accounts for the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower under the Canadian Revolving Facility (including for greater certainty, any Loans made under the Canadian Swingline Facility which become Loans under the Canadian Revolving Facility).  The Canadian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower in respect of the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest, and any other amount due to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender in the Canadian Revolving Facility, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and the Canadian Lenders.  The Canadian Agent shall supply any Canadian Lender and the Canadian Borrower, upon request, with statements of such Accounts.

3.3	Accounts kept by the Canadian Swingline Lender

The Canadian Swingline Lender shall keep in its books Accounts for the Canadian Prime Rate Loans and U.S. Base Rate Loans and other amounts payable by the Canadian Borrower under the Canadian Swingline.  The Canadian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Canadian Borrower in respect of the Canadian Prime Rate Loans and U.S. Base Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to the Canadian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower.  The Canadian Swingline Lender shall supply any Canadian Lender or the Canadian Borrower, upon request, with statements of such Accounts.

3.4	Accounts kept by the U.S. Agent

The U.S. Agent shall keep in its books Accounts for the Letters of Credit, the U.S. Prime Rate Loans and Libor Loans and other amounts payable by the U.S. Borrower under the U.S. Revolving Facility (including for greater certainty, any Loans made under the U.S. Swingline Facility which have become Loans under the U.S. Revolving Facility).  The U.S. Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans and Libor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower and the U.S. Lenders.  The U.S. Agent shall supply any U.S. Lender and the U.S. Borrower, upon request, with statements of such Accounts.

3.5	Accounts kept by the U.S. Swingline Lender

The U.S. Swingline Lender shall keep in its books Accounts for U.S. Prime Rate Loans and other amounts payable by the U.S. Borrower under the U.S. Swingline.  The U.S. Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, the amount of all accrued interest and any other amount due to the U.S. Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower.  The U.S. Swingline Lender shall supply any U.S. Lender or U.S. Borrower, upon request, with statements of such Accounts.

3.6	Accounts kept by the European Agent

The European Agent shall keep in its books Accounts for the Letters of Credit and Libor Loans and other amounts payable by the Dutch and UK Borrowers under the Dutch Revolving Facility and the UK Revolving Facility (including for greater certainty, any Loans made under the Dutch Swingline Facility which have become Loans under the Dutch Revolving Facility and Loans made under the UK Swingline Facility which have become loans under the UK Revolving Facility).  The European Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Dutch Borrower in respect of Libor Loans and the amount of indebtedness of the UK Borrower in respect of Libor Loans the amount of all accrued interest, and any other amount due to the Dutch Lenders and UK Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Dutch Lenders and UK Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Dutch Borrower and the Dutch Lenders and the UK Borrower and the UK Lenders.  The European Agent shall supply any Dutch Lender, UK Lender, the Dutch Borrower and the UK Borrower, upon request, with statements of such Accounts.

3.7	Accounts kept by the Dutch Swingline Lender

The Dutch Swingline Lender shall keep in its books Accounts for Libor Loans and other amounts payable by the Dutch Borrower under the Dutch Swingline.  The Dutch Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Dutch Borrower in respect of Libor Loans, the amount of all accrued interest and any other amount due to the Dutch Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Dutch Borrower.  The Dutch Swingline Lender shall supply any Dutch Lender or the Dutch Borrower, upon request, with statements of such Accounts.

3.8	Accounts kept by the UK Swingline Lender

The UK Swingline Lender shall keep in its books Accounts for Libor Loans and other amounts payable by the UK Borrower under the UK Swingline.  The UK Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the UK Borrower in respect of Libor Loans, the amount of all accrued interest and any other amount due to the UK Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the UK Borrower.  The UK Swingline Lender shall supply any UK Lender or the UK Borrower, upon request, with statements of such Accounts.

3.9	Accounts kept by the Australian Agent

The Australian Agent shall keep in its books Accounts for the Letters of Credit, the Australian Base Rate Loans, Australian Bank Bill Rate Loans and Libor Loans and other amounts payable by the Australian Borrower under the Australian Revolving Facility (including for greater certainty, any Loans made under the Australian Swingline Facility which have become Loans under the Australian Revolving Facility).  The Australian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Australian Borrower in respect of the Australian Base Rate Loans, Australian Bank Bill Rate Loans and Libor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the Australian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Australian Lenders or the Agents pursuant hereto, according to the respective Participation of each.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Australian Borrower and the Australian Lenders.  The Australian Agent shall supply any Australian Lender and the Australian Borrower, upon request, with statements of such Accounts.

3.10	Accounts kept by the Australian Swingline Lender

The Australian Swingline Lender shall keep in its books Accounts for Australian Base Rate Loans and other amounts payable by the Australian Borrower under the Australian Swingline.  The Australian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Australian Borrower in respect of the Australian Base Rate Loans, the amount of all accrued interest and any other amount due to the Australian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness.  Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Australian Borrower.  The Australian Swingline Lender shall supply any Australian Lender or Australian Borrower, upon request, with statements of such Accounts.

3.11	Accounts kept by each Canadian Lender

Each Canadian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, Bankers’ Acceptances, and other amounts payable by the Canadian Borrower under this Agreement.  Each Canadian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower towards it in respect of the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Canadian Borrower.

3.12	Accounts kept by each U.S. Lender

Each U.S. Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, and other amounts payable by the U.S. Borrower under this Agreement.  Each U.S. Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower towards it in respect of the Letters of Credit, U.S. Prime Rate Loans, Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the U.S. Borrower.

3.13	Accounts kept by each Dutch Lender

Each Dutch Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, Libor Loans, and other amounts payable by the Dutch Borrower under this Agreement.  Each Dutch Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Dutch Borrower towards it in respect of the Letters of Credit and Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Dutch Borrower.

3.14	Accounts kept by each UK Lender

Each UK Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, Libor Loans, and other amounts payable by the UK Borrower under this Agreement.  Each UK Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the UK Borrower towards it in respect of the Letters of Credit, Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the UK Borrower.

3.15	Accounts kept by each Australian Lender

Each Australian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, Australian Base Rate Loans, Australian Bank Bill Rate Loans, Libor Loans and other amounts payable by the Australian Borrower under this Agreement.  Each Australian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Australian Borrower towards it in respect of the Letters of Credit, Australian Base Rate Loans, Australian Bank Bill Rate Loans, Libor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto.  These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Australian Borrower.

3.16	Promissory Notes

At the request of any Lender, each Borrower under the Facilities applicable to such Lender shall execute and deliver to such Lender a promissory note substantially in the form attached hereto as Schedule “L”.

3.17	Excess Resulting from Exchange Rate Change

(a)	Any time that, following one or more fluctuations in the exchange rate of the Canadian Dollar against the U.S. Dollar, the sum of:

(i)	the Borrowings in Canadian Dollars under the Canadian Facilities; and

(ii)	the Equivalent Amount in Canadian Dollars of the Borrowings in U.S. Dollars under the Canadian Facilities;

exceeds the Total Commitments under the Canadian Facilities then in effect, the Canadian Borrower shall, (i) if such excess amount is equal to or greater than three percent (3%) of the Total Commitments, within ten (10) days thereafter, or (ii) if such excess amount is less than three percent (3%) of the Total Commitments, on the earlier of (a) each next Conversion, BA Maturity Date or Interest Payment Date (with respect to Libor Loans), as applicable, or (b) next Quarter end, thereafter, either:

(i)
make the necessary payments or repayments to the Canadian Agent or Canadian Swingline Lender, as the case may be, to reduce such sum to an amount equal to or less than the Total Commitments under the Canadian Facilities in effect on the date of such payment or repayment; or

(ii)
maintain or cause to be maintained with the Canadian Agent deposits of U.S. Dollars in an amount equal to or greater than the amount by which such sum exceeds the Total Commitments under the Canadian Facilities in effect on the date such deposits are provided to the Canadian Agent, such deposits to be maintained in such form and upon such terms as are acceptable to the Canadian Agent.  Until such time as such sum shall no longer exceed the Total Commitments under the Canadian Facilities, the Canadian Agent shall invest the deposits, in such manner and form of investment as shall be mutually acceptable to the Canadian Borrower and the Canadian Agent, and income earned thereon shall be received by the Canadian Agent for the Canadian Borrower’s account and paid to the Canadian Borrower.

(b)
Without in any way limiting the foregoing provisions, the Canadian Agent shall, on each Acceptance Date, Drawdown Date, Interest Payment Date and B/A Maturity Date make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Canadian Borrower.

3.18	Currency

Dollars are the currency of account and payment for each and every sum at any time due from Borrowers hereunder unless otherwise specifically provided in this Agreement, any other Loan Document or otherwise agreed to by Agent; provided, that

(a)	each repayment of a Loan, on a Letter of Credit or a part thereof shall be made in the currency in which such Loan or Letter of Credit is denominated at the time of that repayment;

(b)	each payment of interest shall be made in the currency in which the principal or other sum in respect of which such interest is denominated;

(c)	each payment of fees pursuant to Section 4.9 shall be in Dollars;

(d)	each payment of fees pursuant to Sections 2.11 and 4.10 shall be in the currency of the underlying Letter of Credit;

(e)	each payment of fees pursuant to Section 4.8 shall be in Canadian Dollars; and

(f)	each payment in respect of all other Obligations and any other costs, expenses and indemnities shall be made in the currency in which the same were incurred by the party to whom payment is to be made.

No payment to any Agent, Lender or Issuing Bank (whether under any judgment or court order or otherwise) shall discharge the obligation or liability of the Borrower or Guarantor in respect of which it was made unless and until such Agent, Lender or Issuing Bank shall have received full payment in the currency in which such obligation or liability is payable pursuant to the above provisions of this Section 3.18.  Agent has the right, at the expense of the applicable Borrower or Guarantor, to convert any payment made in an incorrect currency into the applicable currency required under this Agreement.  To the extent that the amount of any such payment shall, on actual conversion into such currency, fall short of such obligation or liability actual or contingent expressed in that currency, such Borrower or Guarantor (together with the other Borrowers and Guarantors) agrees to indemnify and hold harmless such Agent, Lender or Issuing Bank, with respect to the amount of the shortfall with respect to amounts payable by such Borrower or Guarantor hereunder, with such indemnity surviving the termination of this Agreement and any legal proceeding, judgment or court order pursuant to which the original payment was made which resulted in the shortfall.  To the extent that the amount of any such payment to an Agent, Lender or Issuing Bank shall, upon an actual conversion into such currency, exceed such obligation or liability, actual or contingent, expressed in that currency, such Agent, Lender or Issuing Bank shall return such excess to the applicable Borrower or Guarantor.

ARTICLE 4
– INTEREST, ACCEPTANCE FEE,
LETTER OF CREDIT FEE AND COMMITMENT FEES

4.1	Interest on Libor Loans and Australian Bank Bill Rate Loans

(a)
The U.S. Borrower shall pay, on each applicable Interest Payment Date, to the U.S. Agent for the account of the U.S. Lenders interest on each Libor Loan in U.S. Dollars drawn down by the U.S. Borrower for each Libor Interest Period at that rate per annum determined by the U.S. Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the U.S. Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the U.S. Borrower and the U.S. Lenders.  Upon determination of the rate of interest applicable on the Libor Determination Date, the U.S. Agent shall notify the U.S. Borrower and the U.S. Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(b)
The Canadian Borrowers shall pay, on each applicable Interest Payment Date, to the Canadian Agent for the account of the Canadian Lenders interest on each Libor Loan in U.S. Dollars drawn down by the Canadian Borrower for each Libor Interest Period at that rate per annum determined by the Canadian Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the Canadian Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Canadian Borrowers and the Canadian Lenders.  Upon determination of the rate of interest applicable on the Libor Determination Date, the Canadian Agent shall notify the Canadian Borrower and the Canadian Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(c)
The Dutch Borrower shall pay, on each applicable Interest Payment Date, to the European Agent for the account of the Dutch Lenders and Dutch Swingline Lender, as applicable, interest on each Libor Loan in Euros drawn down by the Dutch Borrower for each Libor Interest Period at that rate per annum determined by the European Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the European Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Dutch Borrower and the Dutch Lenders and Dutch Swingline Lender, as applicable.  Upon determination of the rate of interest applicable on the Libor Determination Date, the European Agent shall notify the Dutch Borrower and the Dutch Lenders and Dutch Swingline Lender, as applicable, of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(d)
The UK Borrower shall pay, on each applicable Interest Payment Date, to the European Agent for the account of the UK Lenders and UK Swingline Lender, as applicable, interest on each Libor Loan in Sterling drawn down by the UK Borrower for each Libor Interest Period at that rate per annum determined by the European Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the European Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the UK Borrower and the UK Lender and UK Swingline Lender, as applicable.  Upon determination of the rate of interest applicable on the Libor Determination Date, the European Agent shall notify the UK Borrower and the UK Lenders and UK Swingline Lender, as applicable, of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 365.

(e)
The Australian Borrower shall pay, on each applicable Interest Payment Date, to the Australian Agent for the account of the Australian Lenders interest on each Australian Bank Bill Rate Loan in Australian Dollars drawn down by the Australian Borrower for each Australian Bank Bill Rate Interest Period at that rate per annum determined by the Australian Agent to be equal to the sum of the applicable Australian Bank Bill Rate Margin plus Australian Bank Bill Rate.  Each determination by the Australian Agent of the rate of interest applicable to an Australian Bank Bill Rate Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Australian Borrower and the Australian Lender.  Upon determination of the rate of interest applicable, the Australian Agent shall notify the Australian Borrower and the Australian Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 365.

(f)
The Australian Borrower shall pay, on each applicable Interest Payment Date, to the Australian Agent for the account of the Australian Lenders interest on each Libor Loan in U.S. Dollars drawn down by the Australian Borrower for each Libor Interest Period at that rate per annum determined by the Australian Agent to be equal to the sum of the applicable Libor Margin plus LIBOR.  Each determination by the Australian Agent of the rate of interest applicable to a Libor Interest Period shall, in the absence of manifest error, be final, conclusive and binding upon the Australian Borrower and the Australian Lender.  Upon determination of the rate of interest applicable on the Libor Determination Date, the Australian Agent shall notify the Australian Borrower and the Australian Lenders of such rate.  Such interest shall be calculated daily on the basis of the actual number of days elapsed divided by 360.

(g)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.1 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360 for (a), (b), (c) and (f) and 365 for (d) and (e).

4.2	Interest on U.S. Base Rate Loans

(a)
The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts of the Canadian Agent at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(b)
The Canadian Borrower shall pay to the Canadian Swingline Lender in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(c)	Each change in the fluctuating rate for U.S. Base Rate Loan will take place simultaneously with a corresponding change in the U.S. Base Rate.

(d)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.2 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 365/366, as applicable.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.3	Interest on Canadian Prime Rate Loans

(a)
The Canadian Borrower shall pay the Canadian Agent for the account of the Canadian Lenders in Canadian Dollars interest on each Canadian Prime Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Canadian Prime Rate Margin; and

(ii)	the Canadian Prime Rate.

(b)
The Canadian Borrower shall pay to the Canadian Swingline Lender in Cdn.$ interest on each Canadian Prime Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of the Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Canadian Prime Rate Margin; and

(ii)	the Canadian Prime Rate.

(c)	Each change in the fluctuating interest rate for a Canadian Prime Rate Loan will take place simultaneously with the corresponding change in the Canadian Prime Rate.

(d)
This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter and shall be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be.

4.4	Interest on U.S. Prime Rate Loans

(a)
The U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(b)
The U.S. Borrower shall pay to the U.S. Swingline Lender in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts of the U.S. Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(c)	Each change in the fluctuating rate for a U.S. Prime Rate Loan will take place simultaneously with a corresponding change in the U.S. Prime Rate.

(d)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.4 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.5	Interest on Australian Base Rate Loans

(a)
The Australian Borrower shall pay the Australian Agent for the account of the Australian Lenders in Australian Dollars interest on each Australian Base Rate Loan made under the Australian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Australian Base Rate Margin; and

(ii)	the Australian Base Rate.

(b)
The Australian Borrower shall pay to the Australian Swingline Lender in Australian Dollars interest on each Australian Base Rate Loan made under the Australian Swingline Facility as evidenced by the Accounts of the Australian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Australian Base Rate Margin; and

(ii)	the Australian Base Rate.

(c)	Each change in the fluctuating interest rate for an Australian Base Rate Loan will take place simultaneously with the corresponding change in the Australian Base Rate.

(d)
The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.5 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.6	Libor Interest Periods/Australian Bank Bill Rate Interest Periods

(a)
If the U.S. Borrower, Canadian Borrower, Dutch Borrower, UK Borrower or Australian Borrower is borrowing by way of a Libor Loan or if the U.S. Borrower, Canadian Borrower, Dutch Borrower, UK Borrower or Australian Borrower elects to convert into a Libor Loan pursuant to Section 2.3, the applicable Borrower shall, prior to the expiration or beginning of each Libor Interest Period , select and notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent and the UK Swingline Lender or Dutch Swingline Lender, as applicable, as the case may be, at least three (3) Business Days prior to:

(i)	the last day of the current Libor Interest Period for such Libor Loan;

(ii)
the Conversion Date, as the case may be, of the next or new, as the case may be, Libor Interest Period applicable to such Libor Loan, which new Libor Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Libor Interest Period.  If a Borrower fails to select and to notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent and the UK Swingline Lender or Dutch Swingline Lender, as applicable, as the case may be, of the Libor Interest Period applicable to a Libor Loan, such Borrower shall be deemed to have selected a Libor Interest Period, of one (1) month or 30 days, as the case may be.

In any event, no Libor Interest Period shall end on a date falling after the Final Maturity Date.  The Borrowers shall ensure, when selecting a Libor Interest Period, that no Libor Loan shall be required to be prepaid in order for the Borrowers to perform their obligations under Section 3.1.

(b)
If the Australian Borrower is borrowing by way of an Australian Bank Bill Rate Loan or if the Australian Borrower elects to convert into an Australian Bank Bill Rate Loan pursuant to Section 2.3, the Australian Borrower shall, prior to the expiration or beginning of each Australian Bank Bill Rate Interest Period, select and notify the Australian Agent at least three (3) Business Days prior to:

(i)	the last day of the current Australian Bank Bill Rate Interest Period for such Australian Bank Bill Rate Loan;

(ii)
the Conversion Date, as the case may be, of the next or new, as the case may be, Australian Bank Bill Rate Interest Period applicable to such Australian Bank Bill Rate Loan, which new Australian Bank Bill Rate Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Australian Bank Bill Rate Interest Period.  If Australian Borrower fails to select and to notify the Australian Agent of the Australian Bank Bill Rate Interest Period applicable to an Australian Bank Bill Rate Loan, Australian Borrower shall be deemed to have selected an Australian Bank Bill Rate Interest Period, of one (1) month or 30 days, as the case may be.

In any event, no Australian Bank Bill Rate Interest Period shall end on a date falling after the Final Maturity Date.  The Australian Borrower shall ensure, when selecting an Australian Bank Bill Rate Interest Period, that no Australian Bank Bill Rate Loan shall be required to be prepaid in order for the Australian Borrower to perform its obligations under Section 3.1.

4.7	Interest on Overdue Amounts

The Canadian Borrower shall pay to the Canadian Agent for the account of the Canadian Lenders, the U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders, the Dutch Borrower shall pay to the European Agent for the account of the Dutch Lenders, the UK Borrower shall pay to the European Agent for the account of the UK Lenders and the Australian Borrower shall pay to the Australian Agent for the account of the Australian Lenders, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is equal to two percent (2%) per annum in excess of (a) the applicable rates of interest (inclusive of Libor Margin and Australian Bank Bill Rate Margin) payable under Section 4.1 in the case of payments of principal or interest on Libor Loans and Australian Bank Bill Rate Loans or (b) the applicable rates of interest (inclusive of Canadian Prime Rate Margin, U.S. Base Rate Margin, U.S. Prime Rate Margin or Australian Base Rate Margin) payable under Sections 4.2, 4.3, 4.4 or 4.5 in the case of any other payments in Cdn.$, U.S.$ or A$, as applicable.

4.8	Acceptance Fee

An Acceptance Fee shall be:

(a)	payable by the Canadian Borrower to the Canadian Agent for distribution to the Canadian Lenders on the Acceptance Date for each Bankers’ Acceptance issued; and

(b)	calculated on the Principal Amount of each Bankers’ Acceptance for the number of days in the term of such Bankers’ Acceptance and based on a year of 365 days.

4.9	Commitment Fees

From and including the date hereof to and including the Final Maturity Date,

(a)
the Canadian Borrower shall pay to the Canadian Agent, for the account of the Canadian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(b)
the U.S. Borrower shall pay to the U.S. Agent, for the account of the U.S. Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(c)
the Dutch Borrower shall pay to the European Agent, for the account of the Dutch Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Dutch Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(d)
the UK Borrower shall pay to the European Agent, for the account of the UK Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the UK Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(e)
the Australian Borrower shall pay to the Australian Agent, for the account of the Australian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Australian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(f)
the Canadian Borrower shall pay to the Canadian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(g)
the U.S. Borrower shall pay to the U.S. Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(h)
the Dutch Borrower shall pay to the Dutch Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Dutch Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(i)
the UK Borrower shall pay to the UK Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the UK Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be; and

(j)
the Australian Borrower shall pay to the Australian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Australian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be.

4.10	Letter of Credit Fronting Fee

The Canadian Borrower, U.S. Borrower, Dutch Borrower, UK Borrower or Australian Borrower, as the case may be, shall pay to the Issuing Bank for its own account issuing a Letter of Credit on behalf of such Borrower, a letter of credit fronting fee of 0.25% of the Principal Amount of such Letter of Credit for the number of days in the term of such Letters of Credit and based on a year of 365/366 days.

This fee is payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) for the period up to and including the last day of the previous Quarter.

4.11	Effective Date for Changes in Applicable Margins

(a)
From the Effective Date through to June 30, 2015, the Applicable Margin will be set at level two.  Thereafter, Applicable Margins will be adjusted effective as of the first day of the month following the date that the Canadian Borrower is required to deliver financial statements in accordance with Section 8.2(h).

(b)
In the event that the Canadian Borrower fails to deliver its financial statements when required in accordance with Section 8.2(h), Applicable Margins shall be adjusted to level five until the first day of the month following the delivery of financial statements of the Canadian Borrower providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be.

(c)
Notwithstanding any other provision of this Agreement, in the event that the Borrowers are entitled to an adjustment to the rates applicable to any Borrowings outstanding by way of Bankers’ Acceptances, Letters of Credit, and/or Loans, such rates shall not be adjusted prior to:

(i)	in the case of Bankers’ Acceptances, the applicable B/A Maturity Date;

(ii)	in the case of Letters of Credit, the next fee payment date; and

(iii)	in the case of Loans, the end of the applicable Interest Period.

ARTICLE 5
– CONDITIONS PRECEDENT

5.1	Conditions Precedent

The Lenders’ and Issuing Banks’ obligations to make available any Borrowings under the Facilities on any Drawdown Date or Acceptance Date (other than in respect of a Conversion pursuant to Section 2.3) or date of issuance of a Letter of Credit is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	on each Drawdown Date, Acceptance Date or date of issuance of a Letter of Credit:

(i)
the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent, as the case may be, shall have received a notice of the requested Borrowing or Conversion in accordance with Section 2.2 or 2.3, as applicable, and with respect to Letters of Credit, the Issuing Bank shall have received an application therefor and any other documents it may require, all in form and substance satisfactory to such Issuing Bank;

(ii)	there shall exist no Default or Event of Default; and

(iii)
the representations and warranties set out in Section 8.1 would, if made on such date, be true and accurate in all material respects on each such Drawdown Date or Acceptance Date or date of issuance of a Letter of Credit;

(b)
on or before the Effective Date, the Administration Agent shall have received, in sufficient quantities to provide one (1) copy to each Lender, this Agreement duly executed by the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent and the Collateral Agent;

(c)
on or before the Effective Date, the following shall have been delivered to the Collateral Agent, in each case, in form and substance satisfactory to the Collateral Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph (c), in form and substance satisfactory to the U.S. Lender, UK Lender, Dutch Lender or Australian Lender referred to therein:

(i)
certified copies of the articles and certificate of incorporation or constitution, including any amendments thereto or certificate on change of name, of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, and resolutions of their respective boards of directors or certificate of an officer or director, as applicable, authorizing the execution, delivery and performance of this Agreement and the Security by them respectively;

(ii)
the certificate (without personal liability) of the president, the chief financial officer or treasurer or corporate controller or officer or director, as applicable, of each of the Borrowers and the Guarantors confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1, substantially as set out in Schedule “G” supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender, UK Lender, Dutch Lender, or Australian Lender;

(iv)
incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Agreement and any documents contemplated hereby or provided in connection herewith; and

(v)
certificates describing the Shareholders Agreements and Call Price Formulae in effect as of the Effective Date; provided, however, that in respect of the Shareholders’ Agreements and Call Price Formulae governing Subsidiaries incorporated outside of Canada or the U.S., such certificate disclosure shall only be required from such Subsidiaries who are Material Subsidiaries;

(d)
on or before the Effective Date, the Administration Agent shall have received the opinions in form and substance satisfactory to the Administration Agent, the Lenders and the Lenders’ Counsel of each of Borrowers’ and Guarantors’ Canadian Counsel, U.S. Counsel, Dutch Counsel, Australian Counsel and other local counsel in Reliable Jurisdictions where Security is being delivered each addressed to the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Collateral Agent, the Lenders and Lenders’ Counsel;

(e)
the Collateral Agent shall have received all the Security.  All registrations and filings, in respect of the Security, shall have been made (to the satisfaction of Lenders’ Counsel) in such jurisdictions as Lenders’ Counsel shall determine to be necessary or appropriate; provided that items set forth in Schedule “M” may be delivered in accordance with Schedule “M” and Section 8.2(q);

(f)
no amendment or other modification to the Plan shall be filed or proposed since the date the Final Order was originally entered which, in either case, contains material modifications or modifications that are adverse to any of the Borrowers, Guarantors, the Agents and/or the Lenders (as reasonably determined by the Administration Agent);

(g)
the Court shall have entered the Final Order, the hearing for which shall be unopposed, which shall be in form and substance satisfactory to the Administration Agent in its reasonable discretion, be in full force and effect and shall not have been reversed or modified and not be stayed or subject to a motion to stay or subject to appeal or petition for review, rehearing or certiorari;

(h)
all actions by or on behalf of the Arrangement Parties, the Borrowers and Guarantors, as applicable, which are necessary or appropriate to implement the Plan, the Transactions and all other transactions contemplated to be taken on or prior to the Effective Date by the Plan and the Final Order shall have been effected in accordance in all material respects with the terms thereof.  All conditions precedent to the confirmation, consummation and effectiveness of the Plan (other than the closing of the credit facility provided hereby) shall have been satisfied (or, with the prior written consent of the Administration Agent, waived) in the reasonable judgment of Administration Agent.  Concurrently with the closing of the credit facility provided hereby, the Plan shall have become effective in accordance, in all material respects, with the terms of the Plan and the Final Order;

(i)
there shall not have occurred any event, act or thing which would have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary or the rights and Security of the Lenders or on the ability of any Borrower or any Guarantor to perform all its obligations under this Agreement or any Security;

(j)
the Canadian Agent and/or Collateral Agent and/or Administration Agent shall have received an Officer’s Certificate of the Canadian Borrower (in form and substance satisfactory to the Canadian Agent and/or Collateral Agent and/or Administration Agent) certifying, inter alia, the insurance policies of the Borrowers and the Subsidiaries and the terms and extent of coverage thereunder;

(k)
the Lenders shall have received a list disclosing all of the Canadian Borrowers’ Subsidiaries in existence on the initial Acceptance Date or Drawdown Date or date of issuance of a Letter of Credit, and shall have completed their due diligence review (to the extent any Lender conducts such a review) of the Borrowers, Guarantors and the other Subsidiaries, including review of audited and unaudited intercompany debt arrangements, the Shareholders’ Agreements, call options, non-competition agreements with key management personnel, compliance with environmental regulations, leases and outstanding material litigation;

(l)
the Lenders shall have received the Canadian Borrower’s five (5) year proforma business plan and financial projections (for each Fiscal Year), on a consolidated basis, including profit and loss statements, cash flow statements, balance sheets and projected capital expenditures for each such Fiscal Year, all to be prepared in a manner consistent with GAAP;

(m)
on or before the Effective Date, the Administration Agent, the Collateral Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel, and (ii) payment of all fees or other amounts then due and payable to them in connection with this Agreement;

(n)
Agent shall have received an executed payout letter in respect of the Existing Credit Agreement and the HSBC Australia Facility and all amounts under the Existing Credit Agreement shall have been repaid and such credit facilities (including the Security thereunder (which, for greater certainty, shall only be discharged upon expiry of the appeal period in connection with the Final Order) and the HSBC Sponsor Commitment) shall have been cancelled and terminated.

(o)	on or before the Effective Date, the Australian Borrower and the Australian Guarantors shall ensure that the Collateral Agent receives (in form and substance satisfactory to the Collateral Agent):

(i)
a completed New South Wales Office of State Revenue multi-jurisdictional mortgage statement forms duly executed by an Authorized Signatory of the Australian Borrower, or statements from an Authorized Signatory of the Australian Borrower and each of the Australian Guarantors confirming that no property subject to the Direct Security is located in New South Wales for mortgage duty purposes; and

(ii)
funds equal to the amount of the estimated mortgage duty based on the calculations set out in the New South Wales Office of State Revenue multijurisdictional mortgage statement delivered pursuant to the immediately preceding clause (i)).

5.2	Conditions Precedent to Borrowings to Make Acquisitions

The Lenders’ obligations to make available any Borrowings for acquisitions (other than increases in the interest in a Subsidiary already owned directly or indirectly by a Borrower and other than acquisitions of Unrestricted Entities) on any Drawdown Date or Acceptance Date are subject to and conditional upon the satisfaction of each of the following conditions (in addition to the conditions set out in Section 5.1):

(a)
at least five (5) Business Days prior to such Drawdown Date or Acceptance Date, the Administration Agent shall have received a certificate (which certificate shall only be required to be delivered for acquisitions having a purchase price or cost that is equal to or greater than U.S.$10,000,000; provided, however, that the conditions set forth in subsections 5.2(a)(i) - (v) below (whether or not required to be reported hereby) shall be met in all circumstances) from the Canadian Borrower’s chief executive officer, chief financial officer or corporate controller, substantially as in Schedule “J”, to the following effect:

(i)	the proposed Borrowing shall be made by a Borrower and the Borrowing shall be used to assist such Borrower in financing the acquisition of an Eligible Business;

(ii)
as the result of the completion of the acquisition of such business, the projected EBITDA derived specifically through the transaction of business by such acquired business in Singapore, in countries which are members of the OECD and/or are member countries of the European Union coupled with the EBITDA derived specifically through the transaction of business by the Canadian Borrower and its Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union, would be no less than 85% of Consolidated EBITDA;

(iii)
in the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent certifying that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom;

(iv)	that no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition;

(v)
certifying that any Shareholders’ Agreement entered into in connection with the acquisition noted therein contains: (A) a call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and (B) a provision whereby each third party minority shareholder agrees that (x) except as not permitted under Applicable Law, such call option may be assigned to an affiliate lender and/or to the Collateral Agent, and (y) all Intercompany Debt and Security, including its guarantee and security thereunder, may be assigned to an affiliate of such lender and to the Collateral Agent; and

(vi)
describing any Shareholders’ Agreement to be entered into in connection with such acquisition noted therein, including a description of the call price formula applicable to the future acquisition of shares or other ownership interests of such Acquisition Entity not purchased at the time of such acquisition; and

(b)
in the event that Total Debt to Consolidated EBITDA is at 3.25:1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition, the Borrowers will have received the consent of the Majority Lenders.

ARTICLE 6
– PREPAYMENT, CANCELLATION,
REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS

6.1	Prepayment and Cancellation

(a)
The Borrowers may at any time prepay (including the pledging and depositing of cash collateral required hereunder, as applicable), in whole or in part, Borrowings outstanding under the Facilities and thereby reduce or cancel, as the case may be, corresponding Commitments by the amount of such prepayment upon giving the Canadian Agent, the U.S. Agent, the European Agent and/or the Australian Agent, as the case may be, and to the Administration Agent in all cases, at least three (3) Business Days’ prior written notice, in the case of the Canadian Facilities and the U.S. Facilities, in minimum amounts of U.S.$10,000,000 and multiples of U.S.$1,000,000 thereafter, in the case of the UK Facilities, the Dutch Facilities and the Australian Facilities, in minimum amounts of U.S.$5,000,000 and multiples of U.S.$1,000,000 thereafter.  Any such prepayment of Borrowings outstanding under the Facilities shall be applied against reductions of Commitments and related repayment instalments required to be made under Section 3.17 or 3.18 in inverse order of maturity.

For greater certainty repayments made under a Revolving Facility or a Swingline Facility pursuant to Section 2.2 do not constitute prepayments under this Section 6.1.

(b)
The Borrowers may, at any time, reduce or cancel any unused portion of the Commitments, provided that to the extent any such reduction shall cause any Borrowings outstanding to exceed the Commitments so reduced or cancelled such Borrowers shall prepay any such excess in accordance with paragraph (a) above.

(c)	Any prepayment and reduction or cancellation relating to Bankers’ Acceptances, Libor Loans or Australian Bank Bill Rate Loans shall be made subject to the Borrowers’ obligations under Section 7.4.

(d)	Any such prepayment and reduction shall reduce the Commitments of the Lenders pro rata according to their respective Participations.

(e)	At no time may a Borrower cancel all the Canadian Revolving Facility Commitments if other Commitments are outstanding and have not been cancelled.

6.2	Notice

Each notice of prepayment and reduction or cancellation given pursuant to this Article shall be in the form of Schedule “B”, shall be irrevocable and shall specify the date upon which such prepayment and reduction or cancellation is to be made. A Borrower may not thereafter give a notice of prepayment and reduction or cancellation of such part of the Facilities for a date other than the date so specified in any previous such notice.

6.3	Status of Lender

If, at any time:

(a)	the Commitment of any Lender is, in accordance with the terms of this Agreement, permanently reduced to zero;

(b)	all indebtedness owed to such Lender by the Borrowers hereunder or in connection herewith has been finally and indefeasibly satisfied in full; and

(c)	such Lender is under no further actual or contingent obligation hereunder;

then such Lender shall cease to be a party hereto and a Lender for the purposes hereof; provided however that all indemnities and provisions of this Agreement for the benefit of such Lender shall survive termination for the benefit of such Lender.

6.4	Fees

Upon cancellation of the Facilities in accordance with this Article 6, all accrued and unpaid fees for the Facilities as provided shall be paid in full on and to such cancellation date.

6.5	Mandatory Application of Cash Proceeds

Each Borrower shall apply 100% of the net cash proceeds which are derived from the sale or disposition of assets by it or any of its Subsidiaries (other than Unrestricted Entities), other than in the ordinary course of business, towards repayment of the Principal Amount of Borrowings outstanding from time to time under the Facilities, except to the extent (a) that such net proceeds are reinvested within 12 months of receipt thereof (unless such time period is extended with the prior written consent of the Majority Lenders), in the businesses of the Borrowers and their Subsidiaries or (b) that such net proceeds are less than U.S.$20,000,000 in the aggregate during the term of this Agreement.  Any such prepayment shall constitute a permanent reduction of availability under the Facilities.  In the event that all or any part of such net proceeds are in excess of the amount required to prepay the outstanding indebtedness under the Facilities at such time, (the “Excess Proceeds”) the availability under the Facilities shall be permanently reduced by the amount of such prepayment plus by the amount of the Excess Proceeds.

6.6	Reallocation

The Canadian Borrower may, no more than four (4) times per annum and with 30 days prior written notice, require that the Administration Agent reallocate, amongst the (a) U.S. Lenders and Canadian Lenders, or (b) UK Lenders and the Dutch Lenders, (x) the Total Canadian Commitments and the Total U.S. Commitments, or (y) the Total UK Commitments and the Total Dutch Commitments, respectively.  Application of such request shall be subject to there being no outstanding Advances under each Facility in excess of the modified Commitment for such Facility.  Any increase in one Facility must have a corresponding decrease in other Facilities.  Following an increase in a Facility and a corresponding reduction in another, the Administration Agent shall make such changes as are necessary to the applicable Schedules “I” hereto to reflect such changes to the Commitments.  Notwithstanding the foregoing, should there be an increase in a Facility, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the maturity date of all Libor Interest Periods and Bankers’ Acceptances, as applicable.  Notwithstanding the foregoing, the Dutch Swingline Commitment shall not be reallocated.

If the effective date for such increase is not on a maturity date of all such Libor Interest Periods or Bankers’ Acceptances, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding Libor Loans or Bankers’ Acceptances necessary to ensure that Lenders will have Advances outstanding in respect of the Facilities, as applicable, based on their Participation.  Each Borrower agrees that it shall be bound by the indemnification provisions of Section 7.4 with respect to all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing Libor Loans or Bankers’ Acceptances for such purposes.

ARTICLE 7
– SPECIAL LIBOR
AND INCREASED COST PROVISIONS

7.1	Substitute Rate of Borrowing

If, on any Libor Determination Date during the term of this Agreement, any Lender reasonably determines (which determination is final, conclusive and binding upon the Borrowers and the Lenders) and advises the Canadian Agent, the U.S. Agent or the European Agent, as the case may be, that:

(a)	adequate and fair means do not exist for ascertaining the rate of interest on a Libor Loan,

(b)
the making or the continuing of a loan bearing interest substantially similar to a Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect, in the case of a Libor Loan, the London interbank market, or

(c)
deposits in U.S. Dollars, Sterling or Euros are not available to such Lender, in the case of a Libor Loan, in the London interbank market, in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain a loan bearing interest substantially similar to a Libor Loan during such Libor Interest Period, then, the Canadian Agent, the U.S. Agent or the European Agent, as the case may be, shall promptly notify the applicable Borrower in writing and such Borrower shall (if so notified), promptly and, in any event, no later than by close of business on the day it receives such notification, advise such Agent of the Type into which the Borrower wishes to convert such Libor Loan.  Should a Borrower fail to advise such Agent, the Borrower shall be deemed to have given such Agent notice to convert (a) any such Libor Loan to the Canadian Borrower denominated in U.S.$, into a U.S. Base Rate Loan, and any such Libor Loan will be deemed to be a U.S. Base Rate Loan for all purposes under this Agreement, and (b) any such Libor Loan to U.S. Borrower, into a U.S. Prime Rate Loan, and any such Libor Loan will be deemed to be a U.S. Prime Rate Loan for all purposes under this Agreement.  Upon receipt of such notification to a UK Borrower, Dutch Borrower or Australian Borrower, such Borrower shall repay in full all such Libor Loans.

With a view to returning to the normal operation of the Facilities, the Canadian Agent, the U.S. Agent or the European Agent, as the case may be, shall, after having consulted with the applicable Borrowers and the Lenders, examine the situation at least weekly to determine if the circumstances described in Section 7.1(a), (b) or (c) still prevail.

If the Canadian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of Bankers Acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and Discount Notes under this Agreement will be suspended until the Canadian Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice or Conversion notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Canadian Prime Rate Loan in a similar aggregate principal amount.

If the Australian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower and the Australian Borrower, that there does not exist at the applicable time a normal market in which deposits are not being offered to Persons in Australia with respect to the Australian Bank Bill Rate and adequate and reasonable means do not exist for determining the Australian Bank Bill Rate, any right of the Australian Borrower to require the Lenders to purchase Australian Bank Bill Rate Loans under this Agreement will be suspended until the Australian Agent determines that such market does exist and gives notice thereof to the Australian Borrower and any Drawdown Notice or Conversion notice requesting Australian Bank Bill Rate Loans will be deemed to be a Drawdown Notice or Conversion Notice requesting an Australian Base Rate Loan in a similar aggregate principal amount.

7.2	Increased Cost

If the introduction of, or any change in, Applicable Law, regulation, treaty or official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by a Lender with any request from any central bank or other fiscal, monetary or other regulatory authority (other than a change in the relative credit rating or borrowing ability of a Lender) (whether or not having the force of law):

(a)
subjects any Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement (in each case, except for Taxes on the net income or capital of such Lender or where such Tax relates to a FATCA Deduction required to be made by a Party),

(b)
imposes, modifies or deems applicable any reserve, special deposit, regulatory, capital or similar requirement against assets held by or deposits in or for the account of, or loans bearing interest at a rate fixed on the basis of the London interbank market rates or the Australian market rates by, or any other acquisition of funds for loans bearing interest at a rate fixed on the basis of the London interbank market rates or Australian market rates or any commitments or authorizations in respect thereof by any Lender or an office of any Lender, or

(c)
imposes on any Lender any other condition with respect to this Agreement (except for Taxes on the net income or capital of such Lender or where such Tax relates to a FATCA Deduction required to be made by a Party), and the result of Sections 7.2(a), (b) or (c) is to increase the cost to any Lender or to reduce the income receivable by such Lender in respect of an Advance by any amount, the applicable Borrower shall pay to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, for the account of any such Lender, that amount which compensates such Lender for such additional cost or reduction in income (“Additional Compensation”) arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date the applicable Borrower receives the notice referred to in the following sentence. Upon any Lender having determined that it is entitled to Additional Compensation, it shall promptly notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, and such Agent shall promptly notify the applicable Borrower.  A certificate by any manager of such Lender setting forth the amount of the Additional Compensation and the basis for it shall be submitted by such Lender to such Agent and forwarded by such Agent, to the applicable Borrower and, absent manifest error, shall be prima facie evidence of the amount of the Additional Compensation and the applicable Agent shall debit, from the applicable Borrower’s accounts, the amount stipulated as Additional Compensation in such certificate in accordance with Section 10.8.

As regards Libor Loans to Canadian Borrower and U.S. Borrower and Australian Bank Bill Rate Loans only, if an Agent notifies a Borrower pursuant to this Section 7.2, such Borrower shall have the right, upon written irrevocable notice to that effect delivered to such Agent at least ten (10) Business Days prior to the end of such Libor Interest Period or Australian Bank Bill Rate Interest Period, as applicable, to repay or convert such Lender’s Participation in any such Libor Loan or Australian Bank Bill Rate Loan in full, together with payment of accrued interest and the Additional Compensation to the date of payment, to (a) in the case of the U.S.$, to U.S. Base Rate Loans or U.S. Prime Rate Loans, as the case may be, or (b) in the case of Australian Dollars, to Australian Base Rate Loans.

7.3	Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Authority, shall make it unlawful for any Lender to make or maintain any Loan or to give effect to its obligations in respect of such Loan as contemplated hereby, such Lender may, by notice to the Borrowers and to the Agents, declare that its obligations hereunder in respect of such Loan shall be terminated, and thereupon the applicable Borrower shall prepay to the applicable Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Loan including all amounts payable in connection with such prepayment pursuant to Section 7.4. If there are any types of Loans hereunder that are not so affected, the applicable Borrower may convert the Loans which are affected into one of the types of Loans that are not affected. Any prepayment under this Section 7.3 shall not reduce any Lender’s Commitment.

7.4	Indemnity

If a Borrower prepays or converts, whether pursuant to Section 6.1, 7.2, 7.3 or 7.5 or otherwise repays pursuant to Section 6.5, a Libor Loan, Australian Bank Bill Rate Loan or a Banker’s Acceptance on a day other than the last day of a Libor Interest Period, Australian Bank Bill Rate Interest Period or BA Maturity Date, as applicable, such Borrower shall indemnify the Lenders for any loss, cost or expense (except that in the case of prepayment or conversion pursuant to Section 7.3, such loss, cost or expense shall be restricted to actual costs incurred by the Lenders) incurred in maintaining or redeploying deposits obtained by the Lenders to fund such Libor Loan, Australian Bank Bill Rate Loan or Banker’s Acceptance.  The provisions of Section 11.1(d) shall apply to such indemnification mutatis mutandis.

7.5	Other Increased Costs or Reductions in Return

(a)
If, with respect to any accommodation of any kind or nature provided by the Lenders under this Agreement, whether by way of Bankers’ Acceptances or otherwise (each accommodation being in this Section 7.5 referred to as an “Accommodation”) and as a result of the introduction of or any change in any law, regulation, rule or order or in its interpretation or administration or by reason of any compliance with any guideline, request or requirement from any fiscal, monetary or other authority (other than a change in the relative credit rating or borrowing ability of a Lender with respect to such Accommodation) (whether or not having the force of law) which it is customary for a bank or other lending institutions to comply with in respect of all its loans or facilities of similar type in Canada, the U.S., the UK, the Netherlands or Australia, as the case may be, in relation to Facilities made available to the Borrowers:

(i)
any Lender incurs a cost (which it would not otherwise have incurred) or becomes liable to make a payment (calculated with reference to the Borrowings outstanding under an Accommodation) with respect to continuing to provide or maintain an Accommodation (other than Taxes imposed on the net income or capital of such Lender);

(ii)	any reserve, special deposit, capital or similar requirement is imposed or increased with respect to an Accommodation increasing the cost thereof to any Lender; or

(iii)
any Lender suffers a reduction in its effective return on the date hereof, on the transactions contemplated under this Agreement (as determined by such Lender after taking into account any reduction in the rate of return (before Tax) on its overall capital arising as a consequence of compliance with any such guideline, request or requirement as aforesaid);

then the Borrowers shall, subject to the terms and conditions hereof, pay to such Lender such amount (the “Additional Other Compensation”) as will compensate the Lender for and will indemnify the Lender against such increase in costs or reduction of rate of return with respect to the Facilities (arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date a Borrower receives notice from the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, pursuant to Section 7.5(b) below).

(b)
The Lender shall, forthwith, after incurring a cost as set out in Section 7.5(a)(i), suffering an increase in cost as set out in Section 7.5(a)(ii) or suffering a reduction in its effective return as set out in Section 7.5(a)(iii) (each being in this Section referred to as an “Event”) entitling the Lender to the payment of Additional Other Compensation and the Lender determining to claim such Additional Other Compensation, shall give notice to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, of the Additional Other Compensation claimed with details of the Event giving rise thereto and such Agent shall promptly provide a copy of such notice to the applicable Borrower.  Such Lender shall at that time or within 20 days thereafter provide to such Agent a certificate setting out in reasonable detail a compilation of the Additional Other Compensation claimed (and where appropriate the Lender’s reasonable allocation to a Facility of Additional Other Compensation with respect to the aggregate of such similar facilities granted by the Lender affected by such Event) or, if the Lender is then unable to determine the Additional Other Compensation or the method of compilation thereof, an estimate of such Additional Other Compensation and/or the method or the basis on which the Lender estimates the calculation will be made which estimate will be confirmed or adjusted by the aforesaid certificate.  Such Agent shall promptly provide a copy of such certificate to the applicable Borrower.  The certificate of the Lender with respect to the Additional Other Compensation shall , absent manifest error, constitute prima facie evidence of the amount payable.  The Borrower shall, within 60 days of receipt of such notice from the Lender, pay to such Agent, for the account of the Lender, the Additional Other Compensation (or the estimated Additional Other Compensation) claimed but if the Additional Other Compensation claimed and paid is greater or lesser than the Additional Other Compensation as finally determined, the Lender or the Borrower, as the case may be, shall pay to the other the amount required to adjust the payment to the Additional Other Compensation required to be paid.  The obligation to pay such Additional Other Compensation for subsequent periods will continue, subject as herein provided, until the earlier of the termination of the Accommodation affected by the Event referred to in the notice given by the Lender to such Agent or the lapse or cessation of the Event giving rise to the Additional Other Compensation.

(c)
Within 120 days of receipt of the above mentioned notice from such Agent, the Borrower may notify such Agent that it elects to repay or cancel, as the case may be, an Accommodation with respect to which Additional Other Compensation is claimed, or such Lender’s Participation therein, and, if such election to repay or cancel is made, the Borrower shall 45 days after the giving of the notice of election to repay or cancel to such Agent (for distribution to the Lenders or to such Lender, as the case may be) such Accommodation or Participation, as the case may be, pay or cancel the same, together with payment of accrued interest, if any, and the Additional Other Compensation (or the estimated Additional Other Compensation) applicable thereto calculated to the date of such repayment or cancellation.  If any such repayment constitutes a prepayment of Bankers’ Acceptances, the Canadian Borrower shall deposit with the Canadian Agent (for the benefit of the Canadian Lenders involved) an amount equal to the face amount of all Bankers’ Acceptances then outstanding which are to be prepaid (the “Prepaid Bankers’ Acceptances”).  The Canadian Agent shall, upon maturity of the Prepaid Bankers’ Acceptances, apply the sum so deposited against payment of the Prepaid Bankers’ Acceptances and remit to the Canadian Borrower the interest earned on the sum deposited.

(d)
For greater certainty, the costs referred to in Section 7.5(a) which may be included in Additional Other Compensation shall not include costs (i) which have already been factored into the Canadian Prime Rate, the U.S. Base Rate, the U.S. Prime Rate or the Australian Base Rate, as the case may be or (ii) which are attributable to staff time and related administrative costs incurred in the preparation and submission of compliance reports.

7.6	Additional Cost in Respect of Tax; Dutch, UK and Australian Tax Matters

(a)
Each payment to be made by a Borrower or a Guarantor hereunder or in connection herewith to any other party hereto shall be made free and clear of and without a Tax Deduction (except for Taxes on the net income or capital of a Lender or Taxes resulting from such Lender changing its residency for Tax purposes) unless a Borrower or such Guarantor is required to make such a Tax Deduction payment, in which case the sum payable by such Borrower or such Guarantor in respect of which such Tax Deduction is required to be made shall be increased to the extent necessary to ensure that, after the making of such Tax Deduction, such other party hereto receives and retains (free from any liability in respect of any such Tax Deduction) a net sum equal to the sum which it would have received and so retained had no such Tax Deduction withholding been made or required to be made.

(b)
If any Lender or any Agent, on behalf of such Lender or on its own behalf, is required by law to make any payment on account of Tax (except for Taxes on the overall net income or capital of such Lender or Agent or Taxes resulting from such Lender or Agent changing its residency for tax purposes or where such Tax relates to a FATCA Deduction required to be made by a Party) on or in relation to any sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) hereunder by such Lender or such Agent, or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or such Agent, the applicable Borrower and the Guarantors, as applicable will, upon demand of such Lender or Agent, promptly indemnify such Lender or Agent (as the case may be) against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.  If a Lender or Agent has paid over on account of Tax (other than Taxes excepted above) an amount paid to such Lender or Agent by a Borrower or a Guarantor pursuant to the foregoing indemnification and the amount so paid over is subsequently refunded to such Lender or Agent, in whole or in part, such Lender shall promptly remit such amount refunded to such Borrower or Guarantor, as the case may be.

(c)
The provisions of this Section 7.6(c) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply) to any advance under any Loan Document to any Dutch Borrower or any other Borrower that is required to make a Tax Deduction in accordance with the relevant provisions of Dutch law (each a “Relevant Borrower” for the purposes of this Section (c)).

(i)	Tax Indemnity.

(A)
The Relevant Borrower shall (within ten (10) Business Days of demand by the European Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(B)	Clause (i)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

2)	under the law of the jurisdiction in which such Lender's Lending Office is located in respect of amounts received or receivable in such jurisdiction,

if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, such Lender;

(2)	to the extent a loss, liability or cost is compensated for by an increased payment under Section (c),

(3)	to a FATCA Deduction required to be made by a Party, or

(4)	to a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.

(C)
A Lender making, or intending to make a claim under Section 7.6(c)(i)(A) above shall promptly notify European Agent of the event which will give, or has given, rise to the claim, following which European Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(c), notify European Agent.

(ii)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(c)(i)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax payment forms part, or to that Tax payment; and

(B)	receives an actual refund of Tax,

the Lender shall promptly following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

(iii)	Value Added Tax.

(A)
All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (B) below, if VAT is or becomes chargeable on any supply made by any Lender to any party under a Loan Document, that party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Lender shall promptly provide an appropriate VAT invoice to such party).

(B)
If VAT is or becomes chargeable on any supply made by any Lender (the “Supplier”) to any other Lender (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration),

(1)
(where the Supplier is the person required to account to the relevant tax authority for the VAT), the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of VAT; the Recipient must (where this subsection (B)(1) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)
(where the Recipient is the person required to account to the relevant tax authority for the VAT), the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply.  The Recipient must (where this subsection (B)(2) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply.

(C)
Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense incurred in connection with such Loan Document, the reimbursement or indemnity (as the case may be) shall be for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(D)
Any reference in this Section 7.6(c) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Dutch Value Added Tax Code).

(E)
In relation to any supply made by a Lender to any party under a Loan Document, if reasonably requested by such Lender, that party must as promptly as reasonably practicable provide such Lender with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply.

(F)
Except as otherwise expressly provided in Section 7.6(c), a reference to “determines” or “determined” in connection with tax provisions contained in Section 7.6(c) means a determination made in the absolute discretion of the person making the determination, acting reasonably.

(d)
The provisions of this Section 7.6(d) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply), to any advance under any Loan Document to any UK Borrower on the payment of any amount of interest (each a “Relevant Borrower” for the purposes of this Section 7.6(d)) to any Lender.

(i)	Solely for the purposes of this Section 7.6(d), the following terms shall have the following meanings:

“Qualifying Lender” means:

(a)
a Lender (other than a Lender within clause (b) of the definition of Qualifying Lender) which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is:

(i)	a Lender;

(A)	that is a bank (as defined for the purpose of section 879 of the Income Tax Act 2007 (the “ITA”)) making an advance under a Loan Document; or

(B)	in respect of an advance under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that such advance under a Loan Document was made,

and, in each case, which is within the charge to United Kingdom corporation tax with respect to any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from Section 18A of the Corporation Tax Act 2009 (the “CTA”); or

(ii)           a Lender which is:

(A)	a company resident in the United Kingdom for United Kingdom tax purposes;

(B)	a partnership, each member of which is:

(1)	(a company so resident in the United Kingdom; or

(2)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(C)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(iii)	a Treaty Lender; or

(b)	a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Loan Document.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

“Tax Payment” means either the increase in a payment made by a Relevant Borrower to a Lender under Section 7.6(d)(ii) or a payment under Section 7.6(d)(iii).

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

“UK Non-Bank Lender” means:

(a)	a Lender (which falls within clause (a)(ii) of the definition of Qualifying Lender) which is a party to this Agreement and which has provided a Tax Confirmation to the European Agent; and

(b)	where a Lender becomes a party after the day on which this Agreement is entered into, a Transferee which gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a party.

(ii)	Tax Gross-up.

(A)	Each Relevant Borrower shall make all payments to be made by it without any Tax Deduction unless a Tax Deduction is required by law.

(B)
A Relevant Borrower shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the European Agent accordingly.  Similarly, a Lender shall promptly notify the European Agent on becoming so aware in respect of a payment payable to that Lender.  If the European Agent receives such notification from a Lender it shall notify the Relevant Borrower.

(C)
If a Tax Deduction is required by law to be made by a Relevant Borrower, the amount of the payment due from that Relevant Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been made by the Relevant Borrower if no Tax Deduction had been required.

(D)	A payment shall not be increased under clause ((C)) above by reason of a Tax Deduction on account of Taxes imposed by the United Kingdom if, on the date on which the payment falls due:

(1)
the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

(2)	the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender, and:

1)
an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Relevant Borrower making the payment a certified copy of that Direction; and

2)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(3)	the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender and:

1)	the relevant Lender has not given a Tax Confirmation to the Relevant Borrower; and

2)
the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Relevant Borrower, on the basis that the Tax Confirmation would have enabled the Relevant Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(4)
the relevant Lender is a Treaty Lender and the Relevant Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under clause (ii)(G), (ii)(K) or (vi)(A) (as applicable) below.

(E)
If a Relevant Borrower is required to make a Tax Deduction, that Relevant Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(F)
Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Relevant Borrower making that Tax Deduction shall deliver to Agent for the benefit of the Lender entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(G)
A Treaty Lender and each Relevant Borrower which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Relevant Borrower to obtain authorization to make that payment without a Tax Deduction.

(H)	Nothing in clause (ii)(G) above shall require a Treaty Lender to:

(1)	register under the HMRC DT Treaty Passport scheme;

(2)	apply the HMRC DT Treaty Passport scheme to any advance if it has so registered; or

(3)
file Treaty forms if it has included an indication to the effect that it wishes the HMRC DT Treaty Passport Scheme to apply to this Agreement in accordance with subsections (ii)(K) or (vi)(A) (HMRC DT Treaty Passport scheme confirmation) and the Relevant Borrower making that payment has not complied with its obligations under subsections (ii)(L) or (vi)(B) (HMRC DT Treaty Passport scheme confirmation).

(I)	A UK Non-Bank Lender which becomes a party on the day on which this Agreement is entered into gives a Tax Confirmation to European Agent by entering into this Agreement.

(J)	A UK Non-Bank Lender shall promptly notify European Agent if there is any change in the position from that set out in the Tax Confirmation.

(K)
A Treaty Lender which becomes a party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of Agent and without liability to any Relevant Borrower) by notifying Agent of its scheme reference number and its jurisdiction of tax residence.

(L)
Where a Lender notifies Agent as described in clause (ii)(K) above each Relevant Borrower shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of the date of this Agreement and shall promptly provide the Lender with a copy of that filing.

(M)
If a Lender has not included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with clause (ii)(K) above or clause (vi)(A) (HMRC DT Treaty Passport scheme confirmation), no Relevant Borrower shall file any form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s advance or its participation in any advance.

(iii)	Tax Indemnity.

(A)
The Relevant Borrower shall (within ten (10) Business Days of demand by the European Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(B)	Clause (iii)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

2)	under the law of the jurisdiction in which such Lender’s Lending Office is located in respect of amounts received or receivable in such jurisdiction,

if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, (but not any sum deemed to be received or receivable) such Lender; or

(2)	to the extent a loss, liability or cost:

1)	is compensated for by an increased payment under Section 7.6(d)(ii)(C) (Tax Gross-up);

2)
would have been compensated for by an increased payment under Section 7.6(d)(ii)(C) (Tax Gross-up) but was not so compensated solely because one of the exclusions in Section 7.6(d)(ii)(D) (Tax Gross-up) applied;

3)	relates to a FATCA Deduction required to be made by a Party, or

4)	arises or increases a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.

(C)
A Lender making, or intending to make a claim under Section 7.6(d)(iii)(A) above shall promptly notify European Agent of the event which will give, or has given, rise to the claim, following which European Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(d)(iii), notify European Agent.

(iv)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(d)(iii)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(B)	receives, utilizes or retains that Tax Credit,

the Lender shall as soon as reasonably practicable following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

(v)
Lender Status Confirmation.  Each New Lender shall indicate, in the Transfer Certificate which it executes on becoming a party, and for the benefit of Agent and without liability to any Relevant Borrower, which of the following categories it falls within:

(A)	not a Qualifying Lender;

(B)	a Qualifying Lender (other than a Treaty Lender); or

(C)	a Treaty Lender.

If a New Lender fails to indicate its status in accordance with this Section 7.6(d)(v), then such New Lender or Lender (as appropriate) shall be treated for the purposes of this Agreement (including by each Relevant Borrower) as if it is not a Qualifying Lender until such time as it notifies European Agent which category of Qualifying Lender applies (and European Agent, upon receipt of such notification, shall inform the Relevant Borrower) and, if applicable, shall return any indemnification payment made by the Relevant Borrower to such Lender.  For the avoidance of doubt, an assignment or transfer shall not be invalidated by any failure of a New Lender to comply with this Section 7.6(d)(v).

(vi)	HMRC DT Treaty Passport Scheme Confirmation.

(A)
A New Lender that is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of European Agent and without liability to any Relevant Borrower) in the Transfer Certificate which it executes by including its scheme reference number and its jurisdiction of tax residence in that Transfer Certificate.

(B)
Where a Transfer Certificate includes the indication described in clause (vi)(A) above, each Relevant Borrower which is a party as a Borrower as at the date that the relevant Transfer Certificate is executed (the “Transfer Date”) shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of that Transfer Date and shall promptly provide the Lender with a copy of that filing.  The European Agent shall promptly notify each such Borrower that the New Lender has indicated that the scheme will apply and provide it with any other information reasonably necessary to permit such Borrower to make such filing.

(vii)
Stamp Taxes.  The Relevant Borrowers shall pay and, within three (3) Business Days of demand, indemnify each Lender against any cost, loss or liability that Lender incurs in relation to all stamp duties, registration or other similar Taxes payable in respect of any Loan Document.

(viii)	Value Added Tax.

(A)
All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (B) below, if VAT is or becomes chargeable on any supply made by any Lender to any party under a Loan Document and such Lender is required to account to the relevant Tax Authority for VAT, that party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Lender shall promptly provide an appropriate VAT invoice to such party).

(B)
If VAT is or becomes chargeable on any supply made by any Lender (the “Supplier”) to any other Lender (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration;

(1)
(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of VAT.  The Recipient must (where this subsection (B)(1) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)
(where the Recipient is the person required to account to the relevant tax authority for the VAT), the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply.  The Recipient must (where this subsection (B)(2) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply.

(C)
Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense in connection with such Loan Document, the reimbursement or indemnity (as the case may be) shall be for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority).

(D)
Any reference in this Section 7.6(d)(viii) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the United Kingdom Value Added Tax Act 1994).

(E)
In relation to any supply made by a Lender to any party under a Loan Document, if reasonably requested by such Lender, that party must as promptly as reasonably practicable provide such Lender with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply.

Except as otherwise expressly provided in this Section 7.6(d), a reference to “determines” or “determined” in connection with Tax provisions contained in Section 7.6(d) means a determination made in the absolute discretion of the person making the determination, acting reasonably.

(e)
The provisions of this Section 7.6(e) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply), to any advance under any Loan Document to any Australian Borrower or any other Borrower required to withhold tax in accordance with Australian law (each a “Relevant Borrower” for purposes of this Section 7.6(e)).

(i)	Definitions. Solely for purposes of this Section 7.6(e), the following terms shall have the following meanings:

“GST” has the meaning given to it in the Australian A New Tax System (Goods and Services) Tax Act 1999 (Cth), as shall any other term used in Section 7.6(e)(ix) which is defined for purposes of that Act.

“Qualifying Lender” means, in relation to a Relevant Borrower, an Australian Lender which:

(A)
derives all interest on and all fees payable in connection with any Loan Document in carrying on business in Australia at or through a “permanent establishment” in Australia for the purposes of the Australian Income Tax Assessment Act 1936 (Cth), other than as a limited partner in a VCLP, ESVCLP or AFOF (as those terms are defined for the purposes of that Act); or

(B)	is a Treaty Lender with respect to taxes imposed in or under the laws of Australia.

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with Australia in force in accordance with the Australian International Tax Agreements Act 1953 (Cth), which makes provision for full exemption from tax withheld on interest paid by an Australian resident to a Treaty Lender.

(ii)
Tax Gross-up.  Save to the extent required under any applicable law, all payments to be made by a Relevant Borrower to any Australian Lender hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for or on account of Taxes.  If a Relevant Borrower is required to deduct or withhold any Taxes, or an amount for or on account of any Taxes from any payment made hereunder or under the Loan Documents to any Australian Lender, the sum payable by such Relevant Borrower (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that such Australian Lender receives a sum equal to the sum that such Australian Lender would have received if no such deduction or withholding (including deductions or withholdings applicable to any additional amounts paid under this Section 7.6(e)(ii)) had been made; provided, that this Section 7.6(e)(ii) shall not apply to the extent that such deduction or withholding: (A) relates to any withholding tax imposed under FATCA; (B) the payment could have been made to the Relevant Lender without such deduction or withholding if the Relevant Lender had been a Qualifying Lender, but on that date the Relevant Lender is not a Qualifying Lender or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Relevant Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or (C) would not have arisen if the relevant Australian Lender had complied with its obligations under Section 7.6(e)(v) (Australian Lender’s Status), or Section 7.6(e)(vi) (Double Taxation Relief) or Subdivision 12-E of Schedule 1 to the Australian Taxation Administration Act 1953 (Cth) to the extent the Australian Lender is required to have a TFN or ABN (as defined for purposes of those provisions) under Australian law, as the case may be.

(iii)	Tax Indemnity.

(A)
The Relevant Borrower shall (within ten (10) Business Days of demand by the Australian Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(B)	Clause (iii)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

2)	under the law of the jurisdiction in which such Lender’s Lending Office is located in respect of amounts received or receivable in such jurisdiction,

if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, such Lender; or

(2)	to the extent a loss, liability or cost:

1)	is compensated for by an increased payment under Section 7.6(e)(ii) (Tax Gross-up);

2)
would have been compensated for by an increased payment under Section 7.6(e)(ii) (Tax Gross-up) but was not so compensated solely because one of the exclusions in that Section 7.6(e)(ii) (Tax Gross-up) applied;

3)	to a FATCA Deduction required to be made by a Party; or

4)	to a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.

(C)
A Lender making, or intending to make a claim under Section 7.6(e)(iii)(A) above shall promptly notify Australian Agent of the event which will give, or has given, rise to the claim, following which Australian Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(e)(iii), notify Australian Agent.

(iv)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(e)(iii)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(B)	receives, utilizes or retains that Tax Credit,

the Lender shall as soon as reasonably practicable following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

(v)
Australian Lender’s Status.  Each Australian Lender certifies to the Agent and the Relevant Borrowers (on the date hereof or, in the case of an Australian Lender which becomes a party hereto pursuant to a transfer or assignment, on the date on which the relevant transfer or assignment becomes effective) that it is a Qualifying Lender and each Australian Lender shall promptly notify the Agent if there is any change in its position from that set out above.  Upon receipt of any such notification from an Australian Lender, the Agent shall promptly notify the Relevant Borrowers thereof.  If any Australian Lender is not or ceases to be a Qualifying Lender or does not comply with or perform the formalities required to be a Qualifying Lender (except by reason of any Change in Tax Law after the date the Australian Lender becomes a party to this agreement) the Relevant Borrower shall not be liable pursuant to this Section 7.6(e) to pay with respect to the Australian Lender any amount greater than the amount which the Relevant Borrower would have been liable to pay pursuant to this Section 7.6(e) with respect to that Australian Lender if that Australian Lender had been, or had not ceased to be on that date, a Qualifying Lender and had complied with or had performed the formalities required to be a Qualifying Lender.

(vi)
Double Taxation Relief.  If, and to the extent that, the effect of Section 7.6(e)(ii) (Tax Gross-up) or Section 7.6(e)(iii) (Tax Indemnity) can be mitigated by virtue of the provisions of any applicable double taxation agreement or any applicable tax law (whether by a claim to repayment of any taxes referred to in Section 7.6(e)(ii) (Tax Gross-up) or Section 7.6(e)(iii) (Tax Indemnity) or otherwise) the relevant Australian Lender shall co-operate with the Relevant Borrower with a view to ensuring the application of such double taxation agreement or applicable tax law so far as relevant.

(vii)
Notification of Requirement to Deduct Tax. If, at any time, a Relevant Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder or under the other Loan Documents (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Relevant Borrower shall promptly notify Agent.

(viii)
Evidence of Payment of Tax.  If a Relevant Borrower makes any payment hereunder or under the other Loan Documents in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall, as promptly as reasonably practicable thereafter, deliver to the Agent on behalf of the Australian Lenders to which such payment was made evidence of payment as is reasonably satisfactory to Agent.

(ix)	Goods and Services Tax.

(A)
All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a taxable supply or taxable supplies for GST purposes shall be deemed to be exclusive of GST and the party liable to make that payment shall pay to the Lender (in addition to and at the same time as paying any consideration for such supply) an amount equal to the GST payable on that supply, subject to receiving a valid tax invoice from the supplier of that supply.

(B)
Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense the reimbursement or indemnity (as the case may be) shall be reduced by the amount of any input tax credit that the Lender (or representative member of the GST Group of which the Lender is a member) is entitled to.

(x)	Stamp Taxes. The Borrowers shall:

(A)	pay all stamp duty, registration and other similar Taxes payable in respect of any Loan Document; and

(B)
within three Business Days of demand, indemnify each Lender against any cost, loss or liability that Lender incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Loan Document.

7.7	Claims under Section 7.6

A Lender or Agent intending to make a claim pursuant to Section 7.6 shall deliver to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, reasonably promptly after becoming aware of the circumstances giving rise to the claim, a certificate to that effect specifying the event by reason of which it is entitled to make such claim and setting out in reasonable detail the basis and computation of such claim.  Such Agent shall promptly deliver to the applicable Borrower a copy of such certificate.

7.8	Tax Receipts

If at any time a Borrower is required by law to make any Tax Deductions from any sum payable by it hereunder or in connection herewith (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated) such Borrower shall promptly notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, thereof.

If a Borrower makes any payment hereunder or in connection herewith in respect of which it is required by law to make any deduction or withholding it shall pay the full amount to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under Applicable Law and shall deliver to such Agent within 30 days after it has made such payment to the applicable authority:

(a)	a receipt issued by such authority; or

(b)	other evidence reasonably satisfactory to such Agent evidencing the payment to such authority of all amounts so required to be deducted or withheld from such payment.

7.9	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)
supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)
supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)
If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)
Subject to the obligations in Section 7.11(a), paragraph (a) above shall not oblige the Agents, the Lenders, the Issuing Banks or any security trustee to do anything, and paragraph (a)(iii) above shall not oblige any Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)
If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.  As such, the Borrower will make a FATCA Deduction as appropriate and will be reimbursed by the applicable Lender for any penalties resulting from the fault of the applicable Lender.

7.10	FATCA Deduction

(a)
Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)
Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrowers and the relevant Agent and the relevant Agent shall notify the other Agents, the Lenders, the Issuing Banks and any security trustee.

7.11	Internal Revenue Service Forms

(a)
Prior to any payment being made by a Borrower hereunder, each U.S. Lender and each of their respective successors and assigns, shall provide the U.S. Borrower (with copies to the U.S. Agent), with (x) properly completed and executed Internal Revenue Service Forms W8ECI or W8BEN-E or Form W-9, as appropriate, or any successor Forms prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender from United States withholding tax or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or certifying that such Lender is a U.S. Person as defined by Section 7701(a)(30) of the Code or (y) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W8BEN-E, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a ten percent (10%) shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the U.S. Borrower and is not a controlled foreign corporation related to the U.S. Borrower (within the meaning of Section 864(d)(4) of the Code).

If a payment made to a Lender under this Agreement or any other Loan Document would be subject to United States withholding Tax imposed by FATCA and if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Agent as may be necessary for the Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment.  Solely for purposes of this Section 7.11(a), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.  Agent shall not be responsible for any Lender’s failure to be in compliance with its obligations under FATCA and Agent shall not be responsible to undertake any such Lender’s obligations.

(b)
For any period with respect to which a U.S. Lender has failed to provide the U.S. Borrower or the U.S. Agent with the appropriate form referred to in Section 7.11(a) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Section 7.6 with respect to Taxes imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

7.12	Change in Law; Lending Office

If a Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the Borrower’s request, change the jurisdiction of its applicable Lending Office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.

ARTICLE 8
– REPRESENTATIONS, WARRANTIES & COVENANTS

8.1	Representations and Warranties

Each Borrower and each Guarantor represents and warrants to each of the Agents and each of the Lenders as of the date of this Agreement, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)
each of the Borrowers and the Guarantors which is a corporation or company is duly incorporated, validly existing and in good standing (where applicable) in all material respects as a corporation or company under the laws of its jurisdiction of incorporation or formation and has full corporate power, authority and capacity to own its properties and conduct its business and each of the Borrowers and the Guarantors has the requisite power, authority and capacity to execute, deliver and perform its obligations to be performed under this Agreement and under the Security provided or to be provided by it;

(b)
all acts, conditions and things required to be done and performed by each Borrower, or to have occurred prior to the execution, delivery and performance, in the case of each Borrower and each Guarantor of this Agreement and the Security provided or to be provided by it to constitute it a binding obligation of such party enforceable against it in accordance with its terms, have been done and performed, and have occurred in due compliance with all Applicable Laws;

(c)
the execution, delivery and performance, in the case of each of the Borrowers and each Guarantor of this Agreement, any transfer, assignment or assignment and assumption agreement and the Security provided or to be provided by it has been duly authorized by all necessary corporate and other action and does not:

(i)	violate any provision of law or any provision of the articles of incorporation, constitution or other instrument of formation of such party, or

(ii)
result in a breach of, a default under, or the creation of any Lien (other than those in favour of the Agents and the Lenders) on the properties and assets of any Borrower or Guarantor, as the case may be, under any material agreement or instrument to which it is a party or by which its properties and assets may be bound or affected;

(d)
this Agreement and any transfer, assignment or assignment and assumption agreement in the case of the Borrowers and each Guarantor and the Security provided or to be provided by it constitutes, when executed and delivered, binding, direct obligations of such party, enforceable in accordance with its terms, subject to:

(i)
applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and statutes limiting creditors’ rights, including the Personal Property Security Act (Ontario);

(ii)	the equitable and statutory powers of the courts of appropriate jurisdiction to stay proceedings before them, to stay the execution of judgments and to award costs;

(iii)	the discretion of such courts as to the granting of the remedies of specific performance and injunction; and

(iv)	the restriction that Canadian courts can only render judgments in Canadian currency;

(e)
other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, there is no litigation and there are no legal proceedings pending, or to the best of its knowledge, threatened against any of the Borrowers or any Guarantor or any Affiliate of a Borrower or any Guarantor before any court or administrative agency of any jurisdiction which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(f)
no event has occurred which constitutes or which, with the giving of notice, the lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any of the Borrowers or any Guarantor is a party or to which any of their respective properties or assets may be subject which is likely to affect materially and adversely, the financial conditions, assets or operations of a Borrower or any Guarantor;

(g)
other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, each of the Borrowers and the Guarantors is not in violation, in any material respect, of any term of their respective incorporating instruments or by laws, and, to the best of each Borrower’s and each Guarantor’s knowledge, none of the Borrowers and the Guarantors is in violation of any material mortgage, franchise, license, judgment, decree, order, statute, rule or regulation which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(h)
(i) each Borrower and each Guarantor has filed all tax returns which were required to be filed, paid all Taxes (including interest and penalties) which are due and payable by such Borrower or such Guarantor and provided adequate reserves in its financial statements (as required pursuant to GAAP) for payment of any Tax the payment of which is being contested; (ii) as of the Effective Date, Australian Borrower is not, nor has it ever been, a member of a GST Group; (iii) under the laws of each Borrower’s or Guarantor’s jurisdiction of incorporation it is not necessary that any Security delivered in Australia be filed, recorded on enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to any Security delivered in the Australia or the transactions contemplated by any Security delivered in the Australia, except (A) the Collateral Agent may lodge any "financing statements" or "financing change statements" on the "register" in respect of "security interests" arising under the Security (as these terms are defined in the Australian PPSA) and (B) payment of and any necessary stamping of the Security for New South Wales stamp duty purposes; and (iv) under the law of each Borrower’s or Guarantor’s jurisdiction of incorporation it is not necessary that any Loan Documents be delivered in the UK be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to any Loan Document delivered in the UK or the transactions contemplated by any Loan Document delivered in the UK, except (A) registration of particulars of each Security document delivered by the UK Borrower at the Companies Registration Office in England and Wales in accordance with Part 25 (Company Charges) of the Companies Act 2006 or any regulations relating to the registration of charges made under, or applying the provisions of, the Companies Act 2006 (B) filing, registration or recordation on a voluntary basis or as required in order to perfect the security interest created by any Security delivered in the UK in any relevant jurisdiction and (C) in each case, payment of associated fees, stamp taxes or mortgage duties;

(i)	each of the Borrowers and Guarantors (other than the Canadian Borrower) is a Subsidiary of the Canadian Borrower;

(j)
no other shareholder or group of related or affiliated shareholders of the Canadian Borrower, other than Jay S. Hennick, owns, directly or indirectly, shares of the Canadian Borrower having voting rights which are equal to or greater than 30% of the voting rights attached to all outstanding shares of the Canadian Borrower; provided however that if Jay S. Hennick, at any time, owns, directly or indirectly, shares of the Canadian Borrower having voting rights which are less than 30% of the voting rights attached to all outstanding shares of the Canadian Borrower, no other shareholder or group of related or affiliated shareholders of the Canadian Borrower shall have more than 30% of the voting rights attached to all outstanding shares of the Canadian Borrower other than: (i) the spouse, children or estate of Jay S. Hennick (the “Hennick Family”); (ii) a trust, the sole beneficiaries of which are any of the Hennick Family; and (iii) any and all corporations or entities which are directly or indirectly controlled by any of the Hennick Family;

(k)	there exists no Default or Event of Default;

(l)
other than as provided under the applicable incorporating or formation statute of any Borrower or any Guarantor, none of the Borrowers nor any Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or to any Applicable Law limiting its ability to incur indebtedness for money borrowed;

(m)

(i)
none of the Borrowers nor any Guarantor (A) is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of Section 414(b) or (c) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), an “employer” within the meaning of Section 3(5) of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code, (B) contributes to, sponsors or has an obligation to contribute to, or has any liability with respect to, any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees other than in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4890B of the Code, or (C) contributes to, sponsors or maintains a Canadian Defined Benefit Pension Plan;

(ii)
all Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and Applicable Law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary.  All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary; and

(iii)

(A)
no UK Borrower or any Guarantor domiciled in the UK (1) is or has at any time been an employer (as defined for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Scheme Act 1993) or (2) is or has at any time been “connected” with or an “associate” (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of such an employer, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary; and

(B)
no UK Borrower or any Guarantor domiciled in the UK has been issued with a Financial Support Direction or Contribution Notice in respect of any UK defined benefit pension plan which Financial Support Direction or Contribution Notice will or would be reasonably likely to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary.

(n)
no part of the proceeds of the Borrowings will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any other regulation of such Board of Governors; none of the Borrowers nor any Guarantor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States; none of the Borrowers nor any Guarantor owns any such “margin stock”;

(o)
since December 31, 2014, to the best of its knowledge, there has been no material adverse change in the business, operations, properties, prospects or condition (financial or otherwise) of the Canadian Borrower and its Subsidiaries taken as a whole;

(p)
none of the Borrowers nor any Guarantor has received any notice, or has any knowledge, that the operations of a Borrower or any Guarantor are not in compliance, in all material respects, with all applicable Environmental Laws;

(q)
each Borrower and all its Subsidiaries have valid title to their respective assets and, without limitation, own or possess or are licensed or otherwise have the right to use all material licenses, permits and other governmental approvals and authorizations, patents, trademarks, service marks, trade names, copyrights, franchises, authorizations and other rights that are reasonably necessary for the operations of their respective businesses, without, to the best of the knowledge of the Borrowers and the Guarantors, conflict with the rights of any other Person with respect thereto;

(r)	each of the business(es) acquired by a Borrower or any of its Subsidiaries to the date hereof qualifies as an Eligible Business;

(s)
each Borrower and Guarantor has implemented and maintains in effect policies and procedures designed to ensure compliance by such Borrower and Guarantor, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Borrower and Guarantor, its Subsidiaries and their respective officers and employees and, to the knowledge of such Borrower and Guarantor, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, in all material respects, and are not knowingly engaged in any activity that would reasonably be expected to result in any Borrower and Guarantor being designated as a Sanctioned Person.  None of (i) any Borrower or Guarantor, any Subsidiary or, to the knowledge of any such Borrower or Guarantor or Subsidiary, any of their respective directors, officers or employees, or (ii) to the knowledge of any such Borrower or Guarantor or Subsidiary, any agent of such Borrower or Guarantor or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person.  No Borrowing or Letter of Credit, use of proceeds, Transaction or other transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions;

(t)
if it is an Australian Borrower or Australian Guarantor, (i) the entering into and performance by it of its obligations under the Loan Documents to which it is expressed to be a party are for its commercial benefit and are in its commercial interests; and (ii) the entry into and performance by it of its obligations under the Loan Documents to which it is a party do not contravene Part 2J.3 or Part 2E of the Corporations Act 2001 (Cth);

(u)

(i)	each Australian Borrower and Australian Guarantor are not a member of a Tax Consolidated Group;

(ii)
each Australian Borrower and Australian Guarantor are not (and none of their Subsidiaries are) materially overdue in the filing of any Tax returns and it is not (and none of their Subsidiaries are) overdue in the payment of any amount in respect of Tax;

(iii)
no claims or investigations are being, or are reasonably likely to be, made or conducted against any Australian Borrower or Australian Guarantor (or any of their Subsidiaries) with respect to Taxes; and

(iv)	each Australian Borrower and Australian Guarantor is resident for Tax purposes only in the jurisdiction of its incorporation;

(v)
UK Borrower’s and the Australian Borrower’s payment obligations under the Loan Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally; and

(w)
each Security document delivered in the UK and in Australia has or will have the ranking in priority which it is expressed to have in the relevant Security document and, other than as permitted under or contemplated by the Loan Documents, it is not subject to any prior ranking or pari passu ranking Lien;

(x)
for the purposes of the Insolvency Regulation, the centre of main interest (as that term is used in Article 3(1) of the Insolvency Regulation) of each Dutch Borrower and Guarantor each UK Borrower and Guarantor is situated in its jurisdiction of incorporation and none of them have an “establishment” (as that term is used in Article 2(h) of the Insolvency Regulation) in any other jurisdiction; and

(y)	no UK Borrower is required to make any Tax Deduction from any payment it may make under any Loan Document to a Lender which is:

(i)	a Qualifying Lender:

(A)	falling within (a)(i)(A) of the definition of Qualifying Lender,

(B)	except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (i)(B) of the definition of Qualifying Lender,

(C)	falling within paragraph (b) of the definition of "Qualifying Lender", or

(ii)
a Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488).

8.2	Positive Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)
it will pay duly and punctually all sums of money due by it under this Agreement at the times and places and in the manner provided for herein and therein and will cause each Guarantor to do likewise under its guarantee;

(b)
subject to Section 8.3(e), it will maintain, and cause each Subsidiary (other than Immaterial Subsidiaries and Unrestricted Entities) to maintain, its existence, corporate and otherwise (where applicable), in good standing;

(c)
it will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld);

(d)
it will maintain or cause to be maintained, with responsible and reputable insurers, insurance with respect to its properties, assets and business and the respective properties, assets and businesses of its Subsidiaries against such casualties and contingencies (including public liability) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained or caused to be maintained by persons engaged in the same or similar businesses in the same territories under similar conditions;

(e)
it will and will cause its Subsidiaries to, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances in law as the Agents or Lenders’ Counsel shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of the Loan Documents;

(f)
it will and will cause its Subsidiaries to, do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under the laws of any jurisdiction where it or any of its Subsidiaries carry on business where required for the purpose of carrying on and conducting its business and owning and possessing its properties and assets and, without limitation, it will maintain at all times in full force and effect all material certificates, permits, licenses and other approvals required to operate its and their business’ properties and assets; for greater certainty and without in any way limiting the generality of the foregoing:

(i)	each Borrower and each of its Subsidiaries shall be at all times in compliance in all material respects with all applicable Environmental Laws;

(ii)
each Borrower shall ensure that each of the real properties or premises owned, leased or occupied by it or any of its Subsidiaries is free from contamination by a release, discharge or emission of any Hazardous Material; and

(iii)
each Borrower and each of its Subsidiaries shall maintain in effect and enforce policies and procedures designed to ensure compliance by such Borrowers and Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions;

(g)

(i)
it will promptly pay or cause to be paid all Taxes levied, assessed or imposed upon it and/or its Subsidiaries, and/or its properties and assets or those of its Subsidiaries or any part thereof and/or upon its income and profits or that of its Subsidiaries, as and when the same shall become due and payable save when and so long as any such Taxes are in good faith contested by it or those of its Subsidiaries as may be affected thereby;

(ii)
each Australian Borrower and Guarantor will ensure that (A) so long as it is a member of a consolidated group for tax purposes there is at all times a valid tax sharing agreement for that consolidated group; and (B) the tax sharing agreement is amended or replaced to the extent necessary to ensure that it remains a valid tax sharing agreement (having regard to changes in the composition or activities of the consolidated group); and (C) it is not at any time liable for group liability (as such term is defined in Section 721-10 of the Income Tax Assessment Act 1997 (Cth)) other than in respect of its own assets and activities (including as a result of tax consolidation or any tax sharing agreement), in each case except to the extent such Borrower or Guarantor is maintaining adequate reserves (in the good faith judgment of the management of such Borrower or Guarantor) with respect thereto and the failure to so comply could not reasonably be expected to result in a material adverse effect on its business, operations or properties; and

(iii)
each Australian Borrower and Australian Guarantor will ensure that it will not become a member of a GST Group unless the GST Group of which the Australian Borrower or Australian Guarantor becomes a member has a valid ITSA at all times while the Australian Borrower or Australian Guarantor is a member of that GST Group. The ITSA must be in form and substance reasonably satisfactory to the Administration Agent except to the extent the failure of the ITSA to be in form and substance reasonably satisfactory to the Administration Agent could not reasonably be expected to have a material adverse effect on the Australian Borrower or Australian Guarantor’s business, operations or properties;

(h)	it will furnish to the Canadian Agent in sufficient quantities to provide one (1) copy to each Lender and each Agent:

(i)	as soon as available and in any event within 45 days after the end of each Quarter of each Fiscal Year of the Canadian Borrower:

(A)
the unaudited consolidated financial statements of the Canadian Borrower as of the end of such Quarter to be prepared in accordance with GAAP; provided that delivery of the foregoing, in respect of the fourth Quarter for each Fiscal Year of the Canadian Borrower, may be delivered within 90 days after the end of each such fourth Quarter;

(B)
a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(i)(A), in the form set out in Schedule “G” attached (without personal liability) from the president, the chief financial officer or corporate controller of the Canadian Borrower:

(1)
confirming that such financial statements have not been prepared in a manner and do not contain any statement which is inconsistent with GAAP, subject to audit and year end adjustment and as may be required to exclude Unrestricted Entities from the consolidation;

(2)
containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(3)	certifying that, as of the last day of such Quarter, and, to the best knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a report on sales or dispositions of assets in excess of an aggregate of U.S.$20,000,000 during such period;

(5)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements; and

(6)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(ii)	as soon as practicable and in any event within 90 days after the end of each Fiscal Year of the Canadian Borrower:

(A)
a copy of the audited consolidated financial statements of the Canadian Borrower as of the end of such Fiscal Year, such financial statements of the Canadian Borrower to be prepared in accordance with GAAP;

(B)
accompanying the audited consolidated financial statements of the Canadian Borrower shall be a report thereon by independent auditors of recognized standing confirming, without qualification, that such financial statements of the Canadian Borrower have been prepared in accordance with GAAP and, copies of such auditors’ recommendations, if any; and

(C)
a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(ii)(A), in the form set out in Schedule “G” attached (without personal liability) of the president, chief financial officer or corporate controller of the Canadian Borrower:

(1)
containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including details of any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(2)	containing the information required to determine amounts to be paid under Section 6.5;

(3)
certifying that as of the last day of such Fiscal Year, and to the best of the knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a breakdown of the EBITDA for each Borrower and its Subsidiaries, on an individual basis, as at the last day of such Fiscal Year; and

(5)
providing a certified replacement schedule to any share or other equity pledge agreement (made in favour of the Agent under the Direct Security) that requires amendment to reflect new issuances or cancellation of equity interests during such Fiscal Year;

(iii)
as soon as possible and in any event within ten (10) Business Days after any Borrower or any of its Subsidiaries receives (A) notice of the commencement thereof, notice of any actions or proceedings against it or any of its Affiliates or against any of the property of a Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which, if determined adversely, would have a material adverse effect on the financial condition or operations of any Borrower or its Subsidiaries, taken as a whole and (B) a copy of any Violation Notice received by a Borrower or any of its Subsidiaries;

(iv)
within 90 days of the beginning of each Fiscal Year of the Canadian Borrower, the Canadian Borrower’s annual business plan and financial projections, including profit and loss statements, cash-flow statements, balance sheets and projected capital expenditures for the Fiscal Year then begun; such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with GAAP;

(v)
promptly upon request, such other information concerning the financial affairs or operations of any Borrower or any of its Subsidiaries as the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, may reasonably request from time to time including for greater certainty financial statements of the U.S. Borrower, the UK Borrower, the Dutch Borrower or the Australian Borrower, and if requested by the Administration Agent (acting reasonably and notwithstanding the reporting requirement in Section 8.2(h)(ii)(C)(4)), the EBITDA of each Subsidiary;

(i)
it will deliver, in the certificate delivered in connection with Section 8.2(h)(ii)(C), a statement certifying as to when the next continuation statements may be first filed or registered for existing Uniform Commercial Code (and similar filings and registrations in Reliable Jurisdictions in which registrations in respect of the Security automatically expire after a fixed period) covering each of the Borrowers and the Guarantors (collectively, “Continuation Statements”); and (ii) it will deliver, in the certificate delivered in connection with Section 8.2(h)(i)(B) for any Quarter of each Fiscal Year of the Canadian Borrower in which any Continuation Statements may first be filed, a statement certifying that such Continuation Statements have, in fact, been filed, and attaching thereto, a file-stamped copy of each such Continuation Statement that has been filed;

(j)
it will permit from time to time to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent or their representatives or advisers access to its premises, assets and records of meetings of directors and/or of shareholders upon reasonable (both as to timing and advance notice) request of such Agent;

(k)
it will give to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, and in all cases to the Administration Agent, prompt notice of any Event of Default or any event, of which it is aware, which, with the giving of notice and/or the lapse of time or both, would constitute an Event of Default;

(l)
it will ensure that all Intercompany Debt and Security is entered into pursuant to and in accordance with the definition thereof and it will ensure that all Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserves the first priority thereof (subject to Permitted Encumbrances). For greater certainty, all Intercompany Debt and Security shall be assigned to the Collateral Agent by the Borrowers (in their capacity as the lenders under such debt or as the assignees of the Intercompany Debt and Security), however, the Borrowers shall not be required to deliver any such Intercompany Debt and Security to the Collateral Agent unless the Collateral Agent is instructed to take delivery of such Intercompany Debt and Security by the Majority Lenders;

(m)
it will cause any Person (i) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor (such entity, a “New Guarantor”), to execute and deliver, within thirty days thereof, or such longer period as the Agent may consent to, or (ii) that existed as at the Effective Date and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, the Direct Security (together with favourable supporting legal opinions and in relation to any Direct Security governed by Australian laws, and an accession deed to the Australian Security Trust Deed) to the Collateral Agent; provided that, if such Person ceases to meet the criteria set forth in the definition of Guarantor, in accordance with the terms of this Agreement, the Collateral Agent will grant releases and discharges of the Direct Security relating to such Person;

(n)	it will ensure that all Shareholders’ Agreements entered into after the Effective Date contain the requirements set forth in Section 5.2(a)(v) hereof;

(o)
prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a “snapshot” summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; provided, however, that such “snapshot” summary shall not be required in connection with any such investments equalling less than U.S.$10,000,000; provided, further, that no such investment shall be made in an entity that is not an Eligible Business;

(p)
it shall promptly, and in any event within ten (10) Business Days of the investment, notify the Canadian Agent of each investment (including by way of intercompany loans or other financial assistance) in any Unrestricted Entity and shall ensure that at all times investments in Unrestricted Entities do not exceed an aggregate initial investment value in excess of U.S.$25,000,000. The Borrowers shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the Canadian Agent and thereafter all provisions hereunder with respect to the Subsidiaries of the Borrower (other than provisions specifically relating to Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of a Borrower;

(q)
it will complete (or cause to be completed), to the Agent’s reasonable satisfaction, each of the covenants and undertakings as set forth on Schedule “M”, within the period specified therein or such longer period as Agent may agree;

(r)	each Dutch Borrower and Guarantor and each UK Borrower and Guarantor shall maintain its centre of main interests in its jurisdiction of incorporation for the purposes of the Insolvency Regulation;

(s)
(A) each UK Borrower and Guarantor shall ensure that all pension schemes operated by or maintained for its benefit and/or any of its employees are fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 and that no action or omission is taken by any UK Borrower or Guarantor in relation to such a pension scheme which has or is reasonably likely to have a material adverse effect (including the termination or commencement of winding-up proceedings of any such pension scheme or a UK Borrower or Guarantor ceasing to employ any member of such a pension scheme); (B) each UK Borrower or Guarantor shall deliver to the Agent: (i) at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the UK Borrower or Guarantor); and (ii) at any other time if the Agent reasonably believes that any relevant statutory or auditing requirements are not being complied with, actuarial reports in relation to all pension schemes mentioned in (A) above; (C) Each UK Borrower and Guarantor shall promptly notify the Agent of any material change in the rate of contributions to any pension scheme mentioned in (A) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise); and

(t)
each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Borrower or Guarantor to honor all of its obligations under its Direct Security in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under the Direct Security for the maximum amount of such liability that can be hereby incurred without rendering its obligations under the Direct Security or otherwise under its guarantee voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under the Direct Security shall remain in full force and effect until the termination of all Swap Obligations.  Each Qualified ECP Guarantor intends that the Direct Security constitute, and the Direct Security shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Borrower or Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

8.3	Negative Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)
it will not, without the Majority Lenders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i)	inventory disposed of in the ordinary course of business;

(ii)
dispositions or other transfers of assets, including shares in Subsidiaries, among the Borrowers and Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to the Canadian Borrower and to Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to other Immaterial Subsidiaries and Unrestricted Entities and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $10,000,000 tangible (per GAAP) assets during the term of this Agreement) from Borrowers, Guarantors or Material Subsidiaries (other than Unrestricted Entities) to Immaterial Subsidiaries and Unrestricted Entities;

(iii)	dispositions of shares in a Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv)	provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A)	result in a Default or Event of Default occurring and continuing; or

(B)
(1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year End of the Borrowers and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of December 31, 2014 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year End of the Borrowers immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages, and

(v)	property which is, substantially contemporaneously with the disposition thereof, replaced by property of substantially the same kind or nature and of at least equivalent value;

(b)
it will not, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur any indebtedness of any kind or nature whatsoever (whether in the form of capital leases, sale and leaseback transactions or otherwise) incur any contingent obligations or liabilities, make any advances to or for the benefit of, or guarantee (other than under Permitted VTBS) the indebtedness or liabilities of, or otherwise become liable for, any Person or any business or project of any Person save and except:

(i)	trade payables incurred in the ordinary course of business;

(ii)	Secured Hedging Agreements;

(iii)	the endorsement of cheques and other negotiable instruments for deposit in the ordinary course of business;

(iv)
advances and accounts owing from a Subsidiary of the Borrowers to a Borrower or to another Subsidiary which shall be on commercially reasonable terms and provided that such advances and accounts are secured by means of the Intercompany Debt and Security and are assigned to the Collateral Agent and form part of the Security (hereinafter referred to as “Permitted Loans”);

(v)
indebtedness and contingent obligations or liabilities secured by Permitted Encumbrances or liabilities, indebtedness and obligations which would otherwise constitute Permitted Encumbrances hereunder but for the lack of a lien to secure such liabilities, indebtedness and obligations;

(vi)
unsecured guarantees to a maximum aggregate contingent amount of U.S.$25,000,000 at any one time provided by the Canadian Borrower or a Guarantor on behalf of its Subsidiaries (other than Unrestricted Entities);

(vii)	unsecured guarantees to landlords of its Subsidiaries in the ordinary course of business by a Borrower or a Guarantor;

(viii)
the provision of financial assistance (x) by way of loans by Subsidiaries to customers in respect of the upgrade of infrastructure or equipment; (y) by way of loans by a parent entity to employees of a Subsidiary to enable them to buy shares in such Subsidiary, secured by a pledge of such shares; or (z) by way of other loans by a Subsidiary to employees, not exceeding an aggregate collective amount of U.S.$25,000,000 at any time; and

(ix)
secured indebtedness that ranks pari passu with the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement or that is subordinated (pursuant to a subordination agreement on terms and conditions satisfactory to the Majority Lenders) to the Liens granted to the Collateral Agent pursuant to the Security and to this Agreement in either case on terms and pursuant to documentation (including an Intercreditor Agreement (to be executed by the Collateral Agent on the Lenders’ behalf)) acceptable to the Administration Agent (“Permitted Secured Loans”);

(c)
it will not, and it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur, create, assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances;

(d)
it will not without the prior written consent of the Majority Lenders, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Canadian Borrower, its Affiliates or any creditors other than the Lenders and it will cause its Subsidiaries to do likewise save and except for:

(i)	the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(A)

(1)	the payment of dividends, whether in cash or in specie; and

(2)
normal course distributions to minority shareholders of Subsidiaries of the Borrowers as contemplated in the Canadian Borrower’s annual business plan and within limits approved by the Majority Lenders annually;

(B)	distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Canadian Borrower;

(C)	regularly scheduled payments in respect of Permitted Encumbrances;

(D)	payments upon exercise of the put options under the Shareholders’ Agreements;

(E)	payments upon exercise of the call options under the Shareholders’ Agreements;

(F)	payments on account of retirement, termination, death or disability, redemptions; and

(G)	payments on account of Permitted VTBS.

(ii)	in respect of obligations and liabilities permitted under Section 8.3(b).

(iii)	trade debt incurred in the ordinary course of business provided that the Collateral Agent has not declared the Borrowings due and payable in accordance with Section 9.1; and

(iv)
payments on account of the Permitted Secured Loans and other payments made in accordance with the terms of the documents executed thereunder for so long as any subordination agreement or any Intercreditor Agreement is in effect;

(e)
it will not, and will not permit any of its Subsidiaries (other than Unrestricted Entities) to, enter into any merger, consolidation or amalgamation, or, except as permitted pursuant to Section 9.2, liquidate, wind up or dissolve itself (or, except as permitted pursuant to Section 9.2, suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(i)
so long as no Default or Event of Default would result therefrom, any Subsidiary of any Borrower may be merged or consolidated with or into a Borrower, provided that (A) a Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not a Borrower (such Person, the “Successor Borrower”), (1)(a) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof, and (c) in the case of a merger, amalgamation or consolidation by a Person not organized or existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of the country in which the non-surviving Borrower was organized or existing or the laws of any state or province thereof, (2) the Successor Borrower shall expressly assume all the obligations of a Borrower under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Agent, (3) each applicable Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement hereto confirmed that its Security (including any guarantee thereunder) shall apply to the Successor Borrower’s obligations under this Agreement, and (4) the Borrower shall have delivered to the Agent (a) an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements to this Agreement and the other Loan Documents preserve the enforceability of the Security (including any guarantee thereunder) and the perfection and priority of the Liens under the Security, and (b) if reasonably requested by the Agent, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement or any other Loan Document, and provided further that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement;

(ii)
any Subsidiary of a Borrower (other than another Borrower) or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of such Borrower, provided that (A) in the case of any merger, amalgamation or consolidation involving one or more Subsidiaries (other than Unrestricted Entities), (1) a Subsidiary shall be the continuing or surviving entity or (2) such Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than an Unrestricted Subsidiary) to become a Guarantor (if such Subsidiary meets the criteria thereof), (B) in the case of any merger, amalgamation or consolidation involving one or more Guarantors, a Guarantor shall be the continuing or surviving entity or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Guarantor) shall execute a supplement or joinder to this Agreement and to the Security, or deliver new Security (as required), in order to become a Guarantor to the extent required under Section 8.2(m) and (m), (C) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, and (D) such Borrower shall have delivered to the Agent an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements and/or joinders to any Security preserve the enforceability of the guarantee and the perfection and priority of the Liens under the Security;

(f)	it will not, nor will it permit any of its Subsidiaries to, without obtaining the prior written consent of the Majority Lenders:

(i)	make any acquisition of any business other than the acquisition of an Eligible Business;

(ii)	invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of U.S.$25,000,000 at any time; or

(iii)	establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business;

(g)	it will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders’ Agreements, without the prior written consent of the Majority Lenders;

(h)
it will not amend any of the terms, conditions, security and/or covenants applicable to the Permitted Secured Loans such that the lenders under the Permitted Secured Loans benefit from terms that are more favourable to the lenders under the Permitted Secured Loans than those provided for hereunder or under the Security unless concurrently with any such amendments to the Permitted Secured Loans equivalent amendments are made to the terms hereof and/or to the Security; and

(i)
it will not, nor will it permit any of its Subsidiaries to, (i) establish or contribute to any Canadian Defined Benefit Pension Plan, or (ii) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan.

8.4	Financial Covenants

(a)	The Canadian Borrower will, at all times, maintain:

(i)	a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1;

(ii)	on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1; and

(iii)	minimum Shareholders’ Equity of:

(A)	U.S.$160,000,000; plus

(B)
the amount equal to the sum of 50% of the Consolidated (for the Canadian Borrower and its Subsidiaries) Earnings for each Fiscal Year of the Canadian Borrower commencing with the Fiscal Year ending December 31, 2015 (but only if the Consolidated (for the Canadian Borrower and its Subsidiaries) Earnings for such Fiscal Year is a positive number); plus

(C)
100% of the net proceeds received by the Canadian Borrower from a sale of its capital stock (whether or not made pursuant to a public offering) or a capital contribution or other equity injection of any kind, in each case made after June 1, 2015 but only if the aggregate net proceeds from all such sales, capital contributions and equity injections exceeds U.S.$25,000,000, and only to the extent of the proceeds exceeding U.S.$25,000,000, provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Canadian Borrower, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Canadian Borrower, shall not be required to be added pursuant to this clause (C) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Canadian Borrower.

(b)
The Borrowers shall ensure that EBITDA derived specifically through the transaction of business of the Borrowers and their Subsidiaries (other than Unrestricted Entities), in Singapore, in countries which are members of the OECD and/or member countries of the European Union, is at all times no less than 85% of Consolidated EBITDA.

ARTICLE 9
– EVENTS OF DEFAULT

9.1	Events of Default

Upon the occurrence of any one or more of the following events (an “Event of Default”):

(a)	the non-payment by a Borrower when due, whether by acceleration or otherwise, of any payment of principal due under the Facilities, or otherwise hereunder;

(b)
the non-payment by a Borrower when due (or within three (3) Business Days thereafter) whether by acceleration or otherwise, of any payment (other than a payment of principal) due under the Facilities or otherwise hereunder;

(c)

(i)
except as permitted by Section 8.3(e), the commencement of proceedings by a Borrower, any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, administration or winding up of any of a Borrower or any Guarantor or any of their Subsidiaries or for the suspension of the operations of any of a Borrower or any Guarantor or any of their Subsidiaries;

(ii)
the commencement of proceedings against a Borrower, any Guarantor or any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, administration or winding-up of any of a Borrower or any Guarantor or any of their Subsidiaries unless such proceedings are being actively and diligently contested by the Borrower, or Guarantor or such Subsidiary, as the case may be, in good faith to the satisfaction of the Majority Lenders;

(d)

(i)
a Borrower or any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, administrator, monitor, sequestrator or trustee for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution, administration or liquidation law or statute of any jurisdiction whether now or hereafter in effect relating to or governing debtors or such proceedings are commenced against it (unless, in the case of proceedings commenced against it, such proceedings are being actively and diligently contested by such Borrower, such Guarantor or such Subsidiary in good faith to the satisfaction of the Majority Lenders), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or suffers the appointment of any receiver, custodian, administrator, monitor, sequestrator or trustee and any such appointment continues undischarged and in effect for a period of 30 days; provided that during such 30 day period such appointment is being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders and in the case of a Borrower such receiver, custodian, administrator, monitor, sequestrator or trustee shall not have taken possession of or otherwise enforced its rights over the property in respect of which it has been appointed;

(ii)	in respect of an Australian Borrower or Australian Guarantor :

(A)
an Australian Borrower or Australian Guarantor is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or  a moratorium is declared in respect of any indebtedness of any an Australian Borrower or Guarantor;

(B)	any corporate action, legal proceedings or other procedure or step is taken in relation to:

(1)
the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Australian Borrower or Australian Guarantor except an application made to a court for the purposes of winding up such a person which is disputed by an Australian Borrower or  Australian Guarantor acting diligently and in good faith and dismissed within 30 Business Days;

(2)	a composition, assignment or scheme of arrangement with any creditor of any Australian Borrower or Australian Guarantor;

(3)
the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Australian Borrower or Australian Guarantor or any of their assets except an application made to a court for the purposes of appointing such a person which is disputed by such Australian Borrower or Australian Guarantor acting diligently and in good faith and dismissed within 30 Business Days; or

(4)
enforcement of any Liens over any assets of any Australian Borrower or Australian Guarantor except where such enforcement is disputed by such Australian Borrower or Australian Guarantor acting diligently and in good faith and has not been stayed within 30 Business Days;

(e)
a UK Borrower or Guarantor (i) is unable or admits inability to pay its debts as they fall due; (ii) suspends making payments on any of its debts by reason of actual or anticipated financial difficulties, (iii) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness, or (iv) in respect of any UK Borrower or Guarantor, the value of its assets is less than that its liabilities (taking into account contingent and prospective liabilities) or a moratorium or other protection from its creditors is declared or imposed in respect of any its indebtedness;

(f)
any material representation or warranty made in any Loan Document by a Borrower, the Guarantor, or any of their Subsidiaries or any information furnished in writing to an Agent or Lender by a Borrower, any Guarantor or any such Subsidiary proves to have been incorrect in any material respect when made or furnished save that if any such materially incorrect representation or warranty is capable of being corrected and none of the Agents and the Lenders has been prejudiced by such materially incorrect representation or warranty, then the Borrowers shall have 30 days after written notice to do so by the Collateral Agent to take such action to make the representation or warranty true and correct at such time, in which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished;

(g)
a writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of a Borrower, any Guarantor or any of their Subsidiaries in connection with any judgment against a Borrower, any Guarantor or any of their Subsidiaries in any amount which materially affects the assets of a Borrower, any Guarantor or its Subsidiaries, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that during such 30 day period such process if being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders;

(h)	the breach or failure by the Borrowers, a Guarantor or any Subsidiary to perform or observe the covenants contained in Sections 8.3(a), 8.3(d), 8.3(e), 8.3(f)(i), 8.3(i) or 8.4.

(i)
the breach or failure of due performance by a Borrower or any Guarantor of any covenant or provision of this Agreement, other than those heretofore dealt with in this Section 9.1, which is not remedied by such Borrower, or Guarantor within ten (10) Business Days, after written notice to do so by the Collateral Agent or any Lender; provided that such breach or failure is capable of being remedied and during such ten (10) Business Day period the Borrower or Guarantor is proceeding actively and diligently in good faith to remedy such breach or failure to the satisfaction of the Majority Lenders;

(j)
demand by any Person (including, without limitation, any Lender) is made on a Borrower, any Guarantor or any of their Subsidiaries in respect of indebtedness, in an aggregate amount of U.S.$20,000,000 (or the Equivalent Amount thereof) payable on demand by such Borrower, such Guarantor or such Subsidiary and such Borrower, such Guarantor or such Subsidiary has not, when due and payable, made payment of the amount so demanded or contested the validity of such demand in good faith or a Borrower, any Guarantor or any of their Subsidiaries is in default under any term or provision of any agreement, deed, indenture or instrument (other than this Agreement) between such Borrower, such Guarantor or such Subsidiary as the case may be, and any Person (including, without limitation, any Lender) shall have accelerated or shall have the right to accelerate any indebtedness (including Financial Contract Obligations) in the aggregate amount of U.S.$20,000,000 (or the Equivalent Amount thereof) of a Borrower, such Guarantor or such Subsidiary, as the case may be;

(k)	an Event of Default (or similar defined term) shall have occurred and be continuing under a Permitted Secured Loan;

(l)
except as expressly permitted under Section 8.3(e), a Borrower, any Guarantor or any of their Subsidiaries ceases or threatens to cease to carry on all or a substantial part of the business currently carried on by such Borrower, such Guarantor or such Subsidiary;

(m)
there is any change in ownership of shares of the Canadian Borrower which results in any shareholder or group of related or affiliated shareholders (other than: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick (the “Hennick Family”); (iii) a trust, the sole beneficiaries of which are any of the Hennick Family; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the Hennick Family) owning shares of the Canadian Borrower having voting rights which carry greater than 30% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(n)
any guarantee of the Obligations shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of such guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of such guarantee to which it is a party, or any Guarantor shall deny that it has any further liability under such guarantee to which it is a party, or shall give notice to such effect;

(o)
except as permitted by the terms hereof or of any Security document, (i) any Security document shall for any reason fail to create a valid security interest in any collateral purported to be covered thereby, or (ii) any Lien securing any Obligations shall cease to be a perfected, first priority Lien, except for any Permitted Liens; or

(p)
any Loan Document shall fail to remain in full force or effect or any action shall be taken by any Borrower or Guarantor or any of its Affiliates to discontinue or to assert the invalidity or unenforceability of any Loan Document;

the Collateral Agent shall, if so instructed by the Majority Lenders, by written notice to the Borrowers declare the Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement to be due and payable, whereupon:

(i)	any right of the Borrowers to any further utilization of the Facilities and any obligations of the Lenders under the Commitments terminates; and

(ii)
all Borrowings and other indebtedness of the Borrowers to any of the Lenders and/or to the Agents in connection with this Agreement are, notwithstanding anything in this Agreement to the contrary, immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and Guarantors, and the Borrowers shall immediately:

(A)
pay to the Canadian Agent, the U.S. Agent, the European Agent and/or the Australian Agent, as the case may be, the amount so declared to be due and payable (except for the Principal Amount of the Bankers’ Acceptances then issued and outstanding);

(B)
pay to the Canadian Agent, a sum of money in Cdn.$ equal to such amount which the Canadian Agent shall establish as being the amount which if invested in certificates of deposit or similar money market instruments issued by the Canadian Agent will, together with the yield derived from such investments (the sum of such amount and such yield the “Amount”), equal the Principal Amount of all Bankers’ Acceptances then issued and outstanding.  The Canadian Agent shall, promptly upon receipt of the Amount distribute among the Lenders the Amount or the applicable portion thereof for such Bankers’ Acceptances;

(C)
if so requested by the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, pay to such Agent an amount in immediately available funds (which funds shall be held as collateral pursuant to arrangements satisfactory to such Agent) equal to the aggregate amount available for drawing under all Letters of Credit then outstanding; and

provided, however, that upon an Event of Default occurring pursuant to Section 9.1(c) or (d), all Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement, shall immediately be due and payable without further demand or notice of any kind.

9.2	Bankruptcy Exception

The Events of Default set out in Section 9.1(c)(i) and Section 9.1(d) shall not apply to any case involving a Subsidiary (who is not a Borrower or a Guarantor) of the Canadian Borrower, where (a) the events which would otherwise meet the requirements of Section 9.1(c)(i) and/or Section 9.1(d) have only occurred as a result of a reasonable strategic business decision, by the Canadian Borrower or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing 12 month average EBITDA of less than two percent (2%) of Consolidated EBITDA prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in Sections 9.1(c)(i) and 9.1(d) will only be permitted with respect to any Subsidiary, or group of Subsidiaries of the Canadian Borrower, up to a maximum aggregate amount of U.S.$10,000,000 (in EBITDA) during the term of this Agreement.

9.3	Security

(a)
Upon the occurrence of an Event of Default, the Security held by the Collateral Agent and/or any Lender shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Collateral Agent or, in respect of any Security held by any Lender directly, such Lender, to take any and all steps in order to enforce and realize upon the Security, in whole or in part.

(b)
The Borrowers’ obligations and liabilities under this Agreement are in no way affected or diminished in the event of any such enforcement of or realization upon any Security by the Collateral Agent or any such Lender.

9.4	Remedies Not Exclusive

The Borrowers and the Guarantors expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Security are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which an Agent or the Lenders may be lawfully entitled for the same default or breach.  Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any Agent or any of the Lenders is not a waiver of that or any subsequent default.

9.5	Set Off

In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, each of the Lenders is authorized during an Event of Default which is continuing, without notice to the Borrowers, any Guarantor or to any other Person, any such notice being expressly waived by the Borrowers and each Guarantor, to set off and to appropriate and to apply any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of any of the Borrowers or any Guarantor against and on account of the obligations and liabilities of the Borrowers and the Guarantors due and payable to each of the Lenders under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement.

ARTICLE 10
– PAYMENTS

10.1	Payments to Agents/Swingline Lenders

(a)
All payments to be made by the Canadian Borrower in connection with this Agreement shall be made in funds having same day value to the Canadian Agent, for its own account or for the account of the Canadian Lenders, at the Toronto-Dominion Bank, International Centre Toronto, For account:

For Canadian $ - The Toronto-Dominion Bank, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, SWIFT: xxxxxx, Cdn $ Account No:  xxxxxx, Favour: The Toronto-Dominion Bank, Toronto – Corporate Lending, Ref: Colliers International Group Inc.;

For US $ - Bank of America, 100 West 33rd Street, New York, New York 10001, ABA: xxxxxx, SWIFT: xxxxxx, US$ Account No: xxxxxx, Account with: The Toronto-Dominion Bank, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, SWIFT: xxxxxx, Favour: The Toronto-Dominion Bank, Toronto – Corporate Lending, US$ Account No: xxxxxx Ref. Colliers International Group Inc.

or at any other office or account designated by the Canadian Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m.  Any such payment shall be a good discharge to the Canadian Borrower for such payment and, if any such payment is for the account of the Lenders, the Canadian Agent shall hold the amount so paid “in trust” for the Lenders until distributed to them in accordance with this Agreement.

(b)	All payments to be made by the U.S. Borrower in connection with this Agreement shall be made in funds having same day value to the U.S. Agent, for the account of the U.S. Lenders:

Bank of America, 100 West 33rd Street, New York, New York, U.S.A. 10001, ABA: xxxxxx, SWIFT: xxxxxx, US$ Account No: xxxxxx, Account with: Toronto-Dominion (Texas) LLC, 31 West 52nd Street, 22nd Floor, New York, New York, U.S.A 10019, Ref. Colliers International Holdings (USA), Inc.

or at any other office or account designated by the U.S. Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m.  Any such payment shall be a good discharge to the U.S. Borrower for such payment and, if any such payment is for the account of the U.S. Lenders, the U.S. Agent shall hold the amount so paid “in trust” for the U.S. Lenders until distributed to them in accordance with this Agreement.

(c)
All payments to be made by the UK Borrower and Dutch Borrower in connection with this Agreement shall be made in funds having same day value to the European Agent, for its own account or for the account of the UK Lender and Dutch Lender, as applicable:

For Sterling - Barclays Bank PLC, London, Swift: xxxxxx, Account with: Toronto Dominion Bank Toronto, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, Swift: xxxxxx, A/C xxxxxx, Sort code: xxxxxx, In Favour: TD Bank London, Swift: xxxxxx, Account: xxxxxx, Ref: Globestar Limited;

For Euros - Citibank – London, Swift: xxxxxx, A/C xxxxxx, Account with: Toronto Dominion Bank Toronto, 222 Bay Street, 15th Floor, Toronto, Ontario, Canada M5K 1A2, Swift: xxxxxx, In Favour: TD Bank London, Swift: xxxxxx, A/C xxxxxx, Ref: Cooperatie CMN Netherlands Holdco U.A.

or at any other office or account designated by the European Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 8:00 a.m.  Any such payment shall be a good discharge to the UK Borrower or Dutch Borrower, as applicable, for such payment and, if any such payment is for the account of the applicable Lenders, the European Agent shall hold the amount so paid “in trust” for the applicable Lenders until distributed to them in accordance with this Agreement.

(d)
All payments to be made by the Australian Borrower in connection with this Agreement shall be made in funds having same day value to the Australian Agent, for its own account or for the account of the Australian Lender:

For Australian Dollars - Account Bank: HSBC BANK AUSTRALIA LIMITED (Swift: xxxxxx), Account Name: CORP CREDIT OPS – SUSPENSE, BSB Number: xxxxxx, Account Number: xxxxxx, Reference: Interest Payment – (Colliers International Holdings (Australia) Limited)

For U.S. Dollars - USD Corresponding Bank: HSBC BANK USA NA, NEW YORK (Swift: xxxxxx), Account Bank: HSBC BANK AUSTRALIA LIMITED (Swift: xxxxxx), Account Name: CORP CREDIT OPS – SUSPENSE, BSB Number: xxxxxx, Account Number: xxxxxx, Reference: Interest Payment –  (Colliers International Holdings (Australia) Limited)

or at any other office or account designated by the Australian Agent.  Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 8:00 a.m.  Any such payment shall be a good discharge to the Australian Borrower for such payment and, if any such payment is for the account of the applicable Lenders, the Australian Agent shall hold the amount so paid “in trust” for the applicable Lenders until distributed to them in accordance with this Agreement.

(e)
Payments to the Canadian Swingline Lender shall be made directly to the Canadian Swingline Lender as directed by the Canadian Swingline Lender to the Canadian Borrower from time to time, payments to the U.S. Swingline Lender shall be made directly to the U.S. Swingline Lender as directed by the U.S. Swingline Lender to the U.S. Borrower from time to time, payments to the UK Swingline Lender shall be made directly to the UK Swingline Lender as directed by the UK Swingline Lender to the UK Borrower from time to time, payments to the Dutch Swingline Lender shall be made directly to the Dutch Swingline Lender as directed by the Dutch Swingline Lender to the Dutch Borrower from time to time, and payments to the Australian Swingline Lender shall be made directly to the Australian Swingline Lender as directed by the Australian Swingline Lender to the Australian Borrower from time to time.

(f)	Whenever a payment is due on a day which is not a Business Day, the day for payment is the following Business Day.

10.2	Payments by Lenders to Agents

All payments to be made by any Lender to an Agent in connection with Borrowings shall be made in funds having same day value to such Agent, for the applicable Borrower’s applicable Cdn.$, U.S.$, Sterling, Euros or Australian Dollars account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 10.1(a), (b), (c) or (d) and by the time designated therein.

10.3	Payments by Agents to Borrowers

Any payment received by an Agent for the account of a Borrower shall be paid in funds having same day value to such Borrower by such Agent on the date of receipt or, if such date is not a Business Day, on the next Business Day, to the Canadian Borrower’s operating accounts, the U.S. Borrower’s operating account, the UK Borrower’s operating account, the Dutch Borrower’s operating account or the Australian Borrower’s operating account, as the case may be, at the same branch, or to such other accounts as a Borrower may designate.

10.4	Distribution to Lenders and Application of Payments

(a)
Except as otherwise indicated herein, all payments made to an Agent, Swingline Lender or Issuing Bank by a Borrower for the account of the Lenders in connection herewith shall be distributed the same day by such Person in funds having same day value among the Lenders to the accounts last designated in writing by such Lenders respectively to the Agents pro rata, in accordance with their respective Participations with respect to the Loans, Bankers’ Acceptances or Letters of Credit in respect of which any such payment is made.  In no event shall any Defaulting Lender be entitled to fees held by Agent pursuant to Section 2.5.

(b)	Any amounts so distributed shall be applied by the Lenders in the following order:

(i)	to amounts due pursuant to Article 7 or Article 11;

(ii)	to amounts due pursuant to Article 12

(iii)	to amounts due pursuant to Article 4; and

(iv)	to any other amounts due pursuant to this Agreement.

(c)	Notwithstanding the foregoing, amounts received from any Borrower or Guarantor shall not be applied to any Excluded Swap Obligations of such Borrower or Guarantor.

10.5	No Set Off or Counterclaim

All payments by a Borrower or any Guarantor shall be made free and clear of and without any deduction for or on account of any set off or counterclaim.

10.6	Non Receipt By Agents

Where a sum is to be paid hereunder to an Agent for the account of another party hereto, such Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum, but if it does pay out a sum and it proves to be the case that it had not actually received the sum it paid out, then the party hereto to whom such sum was so made available shall on request ensure that the amount so made available is refunded to such Agent and shall on demand indemnify such Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

10.7	When Due Date Not Specified

Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on the fifth (5th) Business Day following written notice or demand for payment thereof by an Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Agents and any Lender under Article 9.

10.8	Agents’ Authority to Debit

In respect of all amounts payable by a Borrower under this Agreement, the Borrowers and each Guarantor hereby authorize and instruct the Agents, as applicable, to debit, from time to time when such amounts are due and payable, the account or accounts designated pursuant to Section 10.3 and all other accounts of the applicable Borrower or Guarantor, whether such accounts are maintained with an Agent or otherwise, for the purpose of satisfying payment thereof.

ARTICLE 11
– EXPENSES

11.1	Payment of Expenses

Whether or not an Event of Default exists, the Borrowers shall, jointly and severally:

(a)
pay (i) all reasonable out of pocket expenses of the Agents and the Lenders incurred in the preparation, negotiation, execution and delivery of this Agreement, the Security and all other documents relating hereto including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents (but not including separate legal counsel engaged by any particular Lender) and (ii) all other reasonable out-of-pocket expenses of the Agents incurred in connection with the establishment and maintenance of the Facilities including, without limitation, environmental and other consultants’ fees and expenses;

(b)
pay all reasonable out of pocket expenses of the Agents incurred in the amendment or modification of this Agreement or documents (including waivers or consents) relating thereto at a Borrower’s request (whether or not any such amendment or modification is actually consummated) including without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents;

(c)
pay all reasonable out of pocket expenses of the Agents, the Lenders and the Issuing Banks incurred in the enforcement and preservation of any of their rights under this Agreement, the Security or any other Loan Document, including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel or other counsel and their agents; and

(d)	indemnify the Agents, the Lenders and the Issuing Banks from all losses, costs, damages, liabilities and reasonable out-of-pocket expenses:

(i)
incurred by or asserted against any Agent or Lender or Issuing Bank or any Related Party of an Agent or a Lender (each an “Indemnified Party”) by any third party arising out of or in connection with the execution and delivery of this Agreement, the Loan Documents or any of the other documents related or ancillary thereto or non-performance by the parties hereto of their respective obligations hereunder or thereunder and including any losses, claims, damages, liabilities and related expenses incurred by such Indemnified Party as the result of any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory brought by a third party at any time or brought by a Borrower or a Guarantor or any Related Party of a Borrower or a Guarantor following an Event of Default which is continuing;

(ii)
which any Agent or Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain Borrowings or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Loans or to maintain any amount in default) as a consequence of (I) any prepayment (it being understood that the mandatory repayments to be made pursuant to Section 3.1 do not constitute prepayments), (II) any acceleration of the payment of Borrowings pursuant to Section 9.1 or 16.8 or (III) any default by a Borrower under any of the provisions of this Agreement including, without limitation, a failure to borrow on a Drawdown Date or to issue Bankers’ Acceptances on an Acceptance Date, a failure to pay interest on, or principal amounts of, the Loans on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by a Borrower contained in or delivered in writing in connection with this Agreement; and

(iii)
incurred by the Issuing Banks and the Lenders in connection with any and all actions, proceedings, costs, damages, expenses, taxes (other than taxes on overall net income, assets or capital), claims and demands by reason of or arising in any way whatsoever in connection with the opening, establishing or paying of the amounts payable under Letters of Credit issued at the request of a Borrower or arising in connection with any amounts payable by any Issuing Bank or any Lender thereunder;

provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

The certificate of an officer or manager of any Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute, absent manifest error, prima facie evidence of any such amount and any Agent shall debit, from any Borrower’s accounts, the amount stipulated in the certificate in accordance with Section 10.8. The affected Agent or Lender shall also provide to the affected Borrower a statement setting out the basis for the calculation of such amount.

11.2	Survival

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Section 11.1 survive the repayment of all the Borrowings and the termination of the Commitments.

11.3	Environmental Indemnity

(a)
Subject to the limitations in this Section 11.3, the Borrowers agree to and do hereby, jointly and severally, indemnify and save harmless the Indemnified Parties from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material in, on or under any property of whatsoever nature or kind of a Borrower, or any Subsidiary thereof, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Material where it has been proven that the source of the Hazardous Material is the said property to the extent that such losses, damages, costs and expenses arise out of the relationship between the Indemnified Parties and a Borrower reflected herein including, without limitation:

(i)	the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

(ii)	any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

(iii)	costs of any cleanup in connection with any matter referred to above.

(b)
In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Party shall promptly notify the Borrowers and the Borrowers shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and the Borrowers shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

(c)
In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless:  (i) the Borrowers and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii) the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include the Borrowers and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(d)
Notwithstanding anything contained in this Section 11.3, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless the Borrowers shall have consented in writing thereto, and the Borrowers shall not be liable for any settlement of any such claim, action, order, suit or proceeding unless they have consented in writing thereto.  The Borrowers shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

(e)	The provisions of this Section 11.3 shall survive the Final Maturity Date and the repayment of all Borrowings hereunder and the satisfaction by the Borrowers of all other obligations hereunder.

(f)
For the purposes of this Section 11.3, “Tax Recoveries” of any Person in respect of a payment or outlay made or incurred by such Person means the Taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for Tax purposes which may be used to reduce Taxes payable by such Person.

ARTICLE 12
– FEES

12.1	Agency Fee

The Borrowers shall pay to the Agents, the agency fees for acting in the capacity of Administration Agents hereunder contained in the agency fee agreement dated as of June 1, 2015 between the Borrowers and the Agents (which arrangement, the Borrowers and Agents hereby agree, remains in full force and effect and continues in connection with this Agreement).

12.2	Miscellaneous

Fees payable by the Canadian Borrower hereunder shall be debited by the Canadian Agent from the Canadian Borrower’s Cdn.$ account designated under Section 10.3 on the fifth (5th) Business Day of each Quarter, fees payable by the U.S. Borrower to the U.S. Agent shall be sent by the U.S. Borrower by wire transfer to the U.S. Agent’s account designated under Section 10.1(b) on the fifth (5th) Business Day of each Quarter and fees payable by the UK Borrower or the Dutch Borrower to the European Agent shall be sent by the UK Borrower or the Dutch Borrower by wire transfer to the European Agent’s applicable account designated under Section 10.1(c) on the fifth (5th) Business Day of each Quarter and fees payable by the Australian Borrower to the Australian Agent shall be sent by the Australian Borrower by wire transfer to the Australian Agent’s applicable account designated under Section 10.1(d) on the fifth (5th) Business Day of each Quarter .

ARTICLE 13
– THE AGENTS

13.1	Agents

Each Lender hereby:

(a)	appoints

(i)	each Agent to act as its agent, as specified hereunder in connection with this Agreement and any matter contemplated hereunder;

(ii)
the Collateral Agent to hold the security interests constituted by any Security governed by the laws of England and Wales in trust for the Lenders, on the terms of the Loan Documents, and the Collateral Agent accepts such appointment; and

(iii)
the Collateral Agent as its security trustee to hold the security interests constituted by any Security governed by the laws of Cyprus, in trust for the Lenders, on the terms of the Loan Documents, and the Collateral Agent accepts such appointment;

(b)
irrevocably authorizes each Agent for the duration of such appointment to exercise such rights, powers and discretions as are delegated to such Agent pursuant to this Agreement, the Security and the other Loan Documents together with all such rights, powers and discretions as are incidental hereto or thereto.  Each Agent shall have only those duties and responsibilities which are expressly specified in this Agreement, the Security and the other Loan Documents, and it may perform such duties by or through its agents or employees; and

(c)
grants power of attorney to the European Agent (and releases the European Agent from the restrictions of Section 181 of the German Civil Code or any similar provision under applicable law) to enter into share pledge agreements in respect of companies incorporated under the laws of Germany in which a Borrower directly or indirectly holds shares to secure claims under any or all Loan Documents.

This Agreement, the Security and the other Loan Documents shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent and any other Person to whom an Agent may delegate duties or responsibilities as permitted under Section 13.2(h) shall enjoy the same benefits, rights and protections as those provided to the Agents under this Article “mutatis mutandis”.

13.2	Agents’ Responsibility

Each Agent may:

(a)	assume, until it is notified in writing or has actual notice or actual knowledge to the contrary, that:

(i)	any representation made by a Borrower or any of its Subsidiaries in or in connection with any of this Agreement, any Loan Document, any notice or other document, instrument or certificate is true;

(ii)	no Event of Default has occurred; and

(iii)	each Borrower or a Subsidiary of a Borrower is not in breach of or in default under, its obligations under any of this Agreement, the Security or any other Loan Document;

and each Agent may also:

(b)
unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender’s address is that identified with its signature below until it has received from such Lender a notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

(c)	engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d)
unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of a Borrower or any Subsidiary of a Borrower upon a statement signed by or on behalf of a Borrower or any Subsidiary of a Borrower;

(e)	unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

(f)
refrain from exercising any right, power or discretion vested in it under this Agreement, any Security or any other Loan Document unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)
refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion necessary to comply with any such law or directive;

(h)	retain for its own benefit, and without liability to account for, any fee or other sum receivable by it for its own account;

(i)
accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

(j)
refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with any of this Agreement or any Bankers’ Acceptance, or take any steps to enforce or realize upon any Security, until it shall have received such security as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

13.3	Agents’ Duties

Each Agent shall:

(a)
promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder from a Borrower or any Subsidiary of a Borrower;

(b)
promptly notify each Lender of the occurrence of any Event of Default or any Default by a Borrower or a Guarantor in the due performance of its obligations under this Agreement, any Security or any document incidental thereto to which it is expressed to be a party and of which the Agent has actual knowledge or actual notice;

(c)
each time the Borrowers request the prior written consent of the Majority Lenders, use its best efforts to obtain and communicate to the Borrowers the response of the Majority Lenders in a reasonable and timely manner having due regard to the nature and circumstances of the request;

(d)
subject to the foregoing provisions of this Section 13.3 and to Section 13.8, act in accordance with any instructions given to it by the Majority Lenders and, in particular, only take steps to enforce or realize upon Security in accordance with the instructions or delegated authority of the Majority Lenders; and

(e)
if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement, the Security, any other Loan Document or any document incidental thereto.

13.4	Protection of Agents

Notwithstanding anything to the contrary expressed or implied herein, each of the Agents shall not:

(a)	be bound to enquire as to:

(i)
whether any representation made by a Borrower, a Guarantor or any of their Subsidiaries in or in connection with this Agreement, the Security, any other Loan Document or any document incidental thereto is true;

(ii)	the occurrence or otherwise of any Event of Default;

(iii)	the performance by a Borrower, a Guarantor or any of their Subsidiaries of its obligations under any of this Agreement, the Security, any other Loan Document or any document incidental thereto;

(iv)
any breach of or default by a Borrower, a Guarantor or any of their Subsidiaries of or under its obligations under this Agreement, the Security, or any other Loan Document or any document incidental thereto; or

(v)	the use or application by a Borrower of any of the proceeds of the Facilities;

(b)	be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)
be bound to disclose to any Person any information relating to a Borrower or a Guarantor if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)
accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any Agent any claim it might have against any of them in respect of the matters referred to in this Section 13.4.

13.5	Indemnification of Agents

Each Lender shall, on demand by an Agent or Issuing Bank, as applicable, indemnify such Agent or Issuing Bank pro rata in accordance with such Lender’s Participation at the time of such demand against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which such Agent or Issuing Bank may incur (and which have not been reimbursed by a Borrower), otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent or Issuing Bank under this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto.

13.6	Termination or Resignation of Agent

(a)
Notwithstanding the appointment of an Agent, the Majority Lenders may (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing; such consent not to be unreasonably withheld or delayed), upon giving an Agent 90 days prior written notice to such effect, terminate an Agent’s appointment hereunder.

(b)	An Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

(c)
In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing, such consent not to be unreasonably withheld or delayed).  The Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, (if it is the Agent being replaced) shall deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article 13 and the Agent’s successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent.

(d)
An Agent shall resign in accordance with paragraph (b) above if on or after the date which is three (3) months before the earliest FATCA Application Date relating to any payment to the Agent under the Loan Documents, either:

(i)
that Agent fails to respond to a request under Clause 7.9 (FATCA Information) and a Lender reasonably believes that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)
the information supplied by that Agent pursuant to Clause 7.9 (FATCA Information) indicates that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	that Agent notifies the relevant Borrowers and the Lenders that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if that Agent were a FATCA Exempt Party, and that Lender, by notice to that Agent, requires it to resign.

13.7	Rights of an Agent as Lender

With respect to its Commitment and its Participation, and to Bankers’ Acceptances and Letters of Credit, an Agent shall have the same rights and powers under this Agreement and any Bankers’ Acceptances as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term “Lender” or any other similar term shall, unless the context otherwise requires, include any Agent in its capacity as a Lender.

13.8	Authorized Waivers, Variations and Omissions

If so authorized in writing by the Majority Lenders, the Collateral Agent may grant waivers, consents, vary the terms of this Agreement and do or omit to do all acts and things in connection herewith or therewith.  Except with the prior written agreement of all the Lenders (excluding (i) 13.8(c), and (ii) Defaulting Lenders but, subject to subsection 14.3(d), including Defaulting Lenders in subsections 13.8(a), (b), (c), and (h) only), nothing in this Section 13.8 shall:

(a)
authorize any decrease in the Acceptance Fee, the Libor Margin, the Australian Bank Bill Rate Margin, the Letter of Credit Fee, the Canadian Prime Rate Margin, the U.S. Base Rate Margin, the U.S. Prime Rate Margin, the Australian Base Rate Margin or the Commitment Fees;

(b)	authorize any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount;

(c)	authorize any increase in the Commitment of a Lender or subject any Lender to any additional obligations hereunder (without the written consent of such Lender);

(d)	authorize any change in the terms of Article 9;

(e)	authorize any change in the definition of Majority Lenders;

(f)
authorize any change in the terms of Sections 2.2(b), (d), (f), (h) or (j) or any component definitions thereof (without the written consent of the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender and/or the Australian Swingline Lender, as applicable);

(g)	authorize any change in the terms of Section 2.11 or any component definition thereof (without the consent of the applicable Issuing Bank);

(h)	authorize the release or discharge of a Borrower or a Guarantor; provided however and notwithstanding the foregoing, the Collateral Agent may, without the consent of the Lenders,

(i)
grant partial releases and discharges of the Security in connection with any sale, lease, transfer, assignment, disposition or conveyance by the Canadian Borrower and/or any of its Subsidiaries of properties or assets permitted under Section 8.2(m), Section 8.3(a) or Section 8.3(e); and

(ii)	as may be required as the result of the amendments to the requirements for the delivering of security contemplated in this agreement;

(i)	authorize any amendments to this Section 13.8; or

(j)	require any Lender to fund its Participation with respect to an acquisition of an Acquisition Entity by way of a hostile takeover which may otherwise be agreed to by the Majority Lenders.

13.9	Financial Information Concerning the Borrowers or Guarantors

Subject to Section 13.3(a), no Agent shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of the Borrowers or Guarantors.

13.10	Knowledge of Financial Situation of Borrowers

Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of the Borrowers and each Guarantor in connection with the making and continuation of its Participation in this Agreement and that it has not relied on any information provided to it by any Agent in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of the Borrowers and the Guarantors from time to time.

13.11	Legal Proceedings

No Agent shall be obligated to take any legal proceedings against a Borrower or any other Person for the recovery of any amount due under this Agreement, the Loan Documents or under any Bankers’ Acceptances.  No Lender shall bring legal proceedings against a Borrower, any Guarantor or Subsidiary hereunder or in connection herewith, or exercise any right arising hereunder or in connection herewith over the property and assets of a Borrower, any Guarantor or any Subsidiary, without the prior written consent of the Majority Lenders.

13.12	Capacity as Agent

In performing its functions and duties under this Agreement or under any other Loan Document, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for a Borrower or any other Person.  No Agent shall be under any liability or responsibility of any kind to the Borrowers, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by the Borrowers, any Guarantor or any other Person (other than such Agent in respect of its own gross negligence or wilful misconduct) pursuant to or in any way in connection with this Agreement or in connection with any other Loan Document.

13.13	Deposits or Loans Respecting the Borrowers

Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrowers or the Guarantors without liability to account to any Agent or any Lender.

13.14	Separate Collateral Agent

It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction.  If an Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, such Agent may appoint an additional Person who is not so limited, as a separate security trustee, collateral agent or co-collateral agent.  If an Agent so appoints a security trustee, collateral agent or co-collateral agent, each right and remedy intended to be available to the Agent under the Loan Documents shall also be vested in such separate agent.  The Lenders, Agents and Issuing Banks shall execute and deliver such documents as the Agent deems appropriate to vest any rights or remedies in such agent.  If any security trustee, collateral agent or co-collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by the Agent until appointment of a new agent.

13.15	Agent Titles

Each Lender, other than The Toronto-Dominion Bank and Toronto-Dominion (Texas) LLC, that is designated (on the cover page of this Agreement or otherwise) by The Toronto-Dominion Bank as an “Agent” or “Arranger” of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

13.16	Parallel Debt Obligations

In order to ensure the continuing validity of the security interests governed by Dutch law or German law (a) each Borrower and each Guarantor irrevocably and unconditionally undertakes (that undertaking in respect of any amount, a “Parallel Debt Obligation” and in respect of all of them, the “Parallel Debt Obligations”) to pay to the European Agent an amount equal to and in the same currency as all amounts from time to time due and payable by such Borrower or Guarantor to the Lenders under the Loan Documents (the obligations to the Lenders in respect of any amount and a certain currency, an “Original Obligation” and such Borrower’s or Guarantor’s obligations to the Lenders in respect of all of them, the “Original Obligations”);  (b) the Parallel Debt Obligations shall be separate from and independent of the Original Obligations, so that the European Agent or Collateral Agent will have an independent right to demand performance of any Parallel Debt Obligation; (b) the Parallel Debt Obligations shall be owed to the European Agent in its own name and any Security governed by Dutch law or German law shall also be expanded to secure the Parallel Debt Obligations; (c) the Lenders, the Borrowers, the Guarantors and the European Agent acknowledge that the European Agent acts in its own name and not as an agent or representative of the Lenders and the security interests governed by Dutch law or German law created in favour of the Collateral Agent and/or the European Agent will not be held on trust; (d) other than as set out in Section 13.16(f), the Parallel Debt Obligations shall not limit or affect the existence of the Original Obligations, for which the Lenders shall have an independent right to demand performance (to the extent permitted by this Agreement); (e) payment by the Borrowers and Guarantors of any Parallel Debt Obligation shall to the same extent decrease and be a good discharge of the corresponding Original Obligation owing to the Lenders and payment by the Borrowers and Guarantors of any Original Obligations to the Lenders shall to the same extent decrease and be a good discharge of the corresponding Parallel Debt Obligation owing by it to the European Agent; and (f) without limiting or affecting the European Agent’s and/or Collateral Agent’s right to protect, preserve or enforce its rights under any Security governed by Dutch law or German law, the European Agent and Collateral Agent undertake to the Lenders not to exercise its rights in respect of any Parallel Debt Obligation without the consent of the Administration Agent.  Notwithstanding clause (f) above, no Borrower or Guarantor may pay any Parallel Debt Obligation other than at the instruction of, and in the manner determined by, the European Agent.  For the avoidance of doubt, the Parallel Debt Obligations will become due and payable (opeisbaar) at the same time as the corresponding Original Obligations.

13.17	Australian Security Trust

(a)
In this Agreement, any rights and remedies exercisable by, any documents to be delivered to, or any other indemnities or obligations in favour of Agent shall be, as the case may be, exercisable by, delivered to, or be indemnities or other obligations in favour of Agent (or any other Person acting in such capacity) in its capacity as Australian Security Trustee to the extent that the rights, remedies, deliveries, indemnities or other obligations relate to the Security delivered in Australia or the security interests thereby created. Any obligations of the Collateral Agent (or any other Person acting in such capacity) in this Agreement shall be obligations of Collateral Agent in its capacity as Australian security trustee to the extent that the obligations relate to Security delivered in Australia or the security thereby created. Additionally, in its capacity as Australian security trustee, the Collateral Agent (or any other Person acting in such capacity) shall have:

(i)	all the rights, remedies and benefits in favour of the Collateral Agent contained in the provisions of the whole of this Article 13;

(ii)	all the powers of an absolute owner of the security constituted by the Security delivered in Australia; and

(iii)	all the rights, remedies and powers granted to it and be subject to all the obligations and duties owed by it under the Security delivered in Australia.

(b)
Each Lender and Agent appoint the Collateral Agent as Australian security trustee under the terms of the Australian Security Trust Deed to act as its trustee under and in relation to the Security delivered in Australia and to hold the assets subject to the security thereby created as trustee for the Agents and the Lenders on trust and on the terms contained in the Security delivered in Australia and each Agent and each Lender authorize the Collateral Agent under the terms of the Australian Security Trust Deed to exercise such rights, remedies, powers and discretions as are specifically delegated to the Collateral Agent by the terms of the Security delivered in Australia together with all such rights, remedies, powers and discretions as are reasonably incidental thereto and the Collateral Agent accepts that appointment.

(c)	Each Lender and Agent hereby:

(i)	acknowledge that they are aware of, and consent to, the terms of the Australian Security Trust Deed; and

(ii)	agree to comply with and be bound by the Australian Security Trust Deed as a Beneficiary (as that term is defined in the Australian Security Trust Deed);

(iii)
acknowledge that it has received a copy of the Australian Security Trust Deed together with the other information which it has required in connection with the Australian Security Trust Deed and this Agreement;

(iv)	without limiting the general application of paragraph (i) above, acknowledge and agree as specified in the Australian Security Trust Deed; and

(v)
 without limiting the general application of paragraph (i) above, for consideration received, irrevocably appoint as its attorney each person who under the terms of the Australian Security Trust Deed is appointed an attorney of a Beneficiary (as defined in the Australian Security Trust Deed) on the same terms and for the same purposes as contained in the Australian Security Trust Deed.

(d)	This clause is executed as a deed poll in favour of Australian Security Trustee and each Beneficiary (as defined in the Australian Security Trust Deed) from time to time.

(e)	Any reference in this Agreement to Liens stated to be in favour of Collateral Agent shall be construed so as to include a reference to Liens granted in favour of Australian security trustee.

(f)
The Lenders agree that at any time that the Collateral Agent shall be a Person other than the Administration Agent, such other Person shall have the rights, remedies, benefits and powers granted to the Agent in its capacity as Australian Security Trustee in this Agreement.

13.18	Security Trust

(a)	Section 1 of the Trustee Act 2000 (UK) shall not apply to the duty of the Collateral Agent in relation to the trusts constituted by this Agreement.

(b)
In the case of any conflict between the provisions of this Agreement and those of the Trustee Act 1925 or the Trustee Act 2000, the provisions of this Agreement shall prevail to the extent allowed by law, and shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

(c)	The perpetuity period under the rule against perpetuities if applicable to this Agreement and any Security governed by the laws of England and Wales shall be 80 years from the date of this Agreement.

ARTICLE 14
– ASSIGNMENTS AND TRANSFERS

14.1	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns.

14.2	Assignments and Transfers by a Borrower or a Guarantor

No Borrower nor Guarantor shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

14.3	Assignments and Transfers by a Lender

(a)	Subject to Section 14.4, any Lender may, at its cost, assign or transfer:

(i)	to an affiliate of such Lender at any time; and

(ii)	with:

(A)
the consent of the Canadian Agent with respect to a Canadian Lender, the U.S. Agent with respect to a U.S. Lender, the European Agent with respect to the UK Lender or Dutch Lender, the Australian Agent with respect to an Australian Lender and the Issuing Bank and the Swingline Lenders (which consents shall not be unreasonably withheld or delayed); and

(B)	(unless there exists an Event of Default) the consent of the Canadian Borrower (which shall not be unreasonably withheld or delayed)

and upon such terms and conditions as such Lender shall determine, all or any portion of its rights, benefits and/or obligations hereunder in relation to a portion of such Lender’s Commitment of not less than, with respect to the Canadian Facilities, U.S.$2,500,000, with respect to the U.S. Facilities, U.S.$2,500,000, with respect to the UK Facilities, U.S.$2,000,000, with respect to the Dutch Facilities, U.S.$2,500,000 and with respect to the Australian Facilities, U.S.$2,500,000, to an assignee or a transferee which in the case of assignments by a Canadian Lender is hereinafter referenced to as a “Canadian Assignee” and in the case of assignments by a U.S. Lender, is a Person which can comply with the provisions of Section 7.11(a) of this Agreement and provides evidence thereof satisfactory to the U.S. Borrower acting reasonably and is in the business of making loans a “U.S. Assignee”, in the case of assignments by a UK Lender is hereinafter referenced to as a “UK Assignee”, in the case of assignments by a Dutch Lender, is hereinafter referenced to as a “Dutch Assignee” and in the case of assignments by an Australian Lender, is hereinafter referenced to as an “Australian Assignee”; provided that in the case of any assignment or transfer by a Lender there is a corresponding assignment or transfer by its related Lender under each of the Facilities (which may, in certain circumstances, be the same institution) to related assignees under each Facility (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related Lender’s Commitment as the amount assigned or transferred by the original assigning Lender bears to its Commitment.  As an example, in the case of an assignment or transfer by a Canadian Lender there shall be a corresponding assignment or transfer by the related U.S. Lender, UK Lender, Dutch Lender and Australian Lender, as applicable, (which may, in certain circumstances, be the same institution) to a U.S. Assignee, UK Assignee, Dutch Assignee and Australian Assignee, as applicable, related to the Canadian Assignee (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment, UK Lender’s Commitment, Dutch Lender’s Commitment and Australian Lender’s Commitment, as applicable, as the amount assigned or transferred by the Canadian Lender bears to the Canada Lender’s Commitment.

(b)
Where obligations of any Lender are so assigned or transferred, the assignee or transferee shall confirm in writing to the Borrowers, the Issuing Bank, the Swingline Lenders and the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent, as applicable, as the case may be, prior to such assignment or transfer taking effect, that it shall be bound towards the Borrowers and the Agents by the terms hereof relating to such obligations.  On the assignment and transfer being made and such written confirmation, as aforesaid, being delivered to the Borrowers and such Agent and Issuing Bank and Swingline Lenders, such Lender shall be relieved of its obligations to the extent of such assignment or transfer thereof and such assignee or transferee shall become a Lender for all purposes of this Agreement and the related documents and transactions provided herein or contemplated thereby to the extent of such assigned or transferred interest on the fifth (5th) Business Day following receipt by the Issuing Bank and the Swingline Lenders and the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as applicable, of the confirmation of assignment.

(c)
In connection with any assignment by a Defaulting Lender, such assignment shall be effective only upon payment by the assignee (permitted above) or Defaulting Lender to the Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Agent deems appropriate), (a) to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder, and (b) to acquire its Participation of all Loans and Letter of Credit obligations.  If an assignment by a Defaulting Lender shall become effective under Applicable Law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

(d)
If a Lender (a) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Majority Lenders consented, or (b) is a Defaulting Lender, then, in addition to any other rights and remedies that any Person may have, the Agent or Canadian Borrower may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to one or more eligible assignees, identified in Section 14.3, pursuant to appropriate documentation, within 20 days after the notice.  The Agent is irrevocably appointed as attorney-in-fact to execute any such documentation if the Lender fails to execute it.  Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents at par, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).

14.4	Transfer Certificate

If any Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 14.3, then such assignment or transfer shall be effected by the delivery by such Lender to the Administration Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Issuing Bank, the Swingline Lenders and the Borrowers of a duly completed and executed Transfer Certificate whereupon, to the extent that in such Transfer Certificate the Lenders party thereto seeks to assign or transfer its rights and obligations hereunder:

(a)
the applicable Borrower(s) and such Lender shall each be released from further obligations to the other hereunder, and their respective rights against each other shall be cancelled (such rights and obligations being referred to in this Section 14.4 as “discharged rights and obligations”);

(b)
the applicable Borrower(s) and the Transferee party thereto shall each assume obligations towards and acquire rights in respect of each other which differ from the discharged rights and obligations only insofar as the obligations so assumed and the rights so acquired by the Borrowers are owed to and constituted by claims against such Transferee and not such Lender, so that the Borrowers and the Transferee shall have the same rights and obligations towards each other which they would have acquired had the Transferee been an original party hereto;

(c)
the Agents, the Transferee and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Transferee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer.

(d)	the amounts payable by any Borrower under this Agreement shall not increase, in respect of withholding on account of taxes, as a result of any such assignment or transfer.

14.5	Notice

The Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, shall notify promptly the appropriate parties hereto of the receipt by it of any Transfer Certificate, and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.6	Sub-Participations

Any Lender may, at its own cost, grant one or more sub-participations in all or any portion of its rights, benefits and/or obligations hereunder to third parties, without the consent of the Borrowers, and upon such terms and conditions as such Lender shall determine, provided that, notwithstanding any such sub-participation, such Lender shall remain, in so far as the other parties hereto are concerned, entitled to its rights and benefits hereunder and bound by its obligations hereunder and the Borrowers, the other Lenders and the Agents shall not be obliged to recognize any such third party as having the rights against any of them which it would have if it had been a party hereto, and provided further that in the case of any sub-participation by a Lender to a participant, there shall be a corresponding sub-participation by its related Lender under each of the Facilities (which may, in certain circumstances be the same institution) to a related participant under each of the Facilities related to the original participant of an amount which has the same proportion to the related Lender’s Commitment as the amount sub-participated by the original participating Lender has to the related Lender’s Commitment.  For greater certainty, the Borrowers shall not be obligated to pay, in respect of any rights, benefits and/or obligations in which a Lender has granted one or more such sub-participations, to such Lender or to any sub-participant thereof any amount(s) pursuant to Article 7 of this Agreement which is (are) greater than the amount(s), if any, which the Borrowers would otherwise have been obligated to pay in respect of such rights, benefits and/or obligations to such Lender, had such sub-participation(s) not been granted.

Each Lender who has granted a participation to a Participant shall not be required to obtain the consent of such Participant to any amendment, waiver or other modification of any Loan Documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Commitment in which such Participant has an interest, postpones the Final Maturity Date or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Commitment, or releases any Borrower, Guarantor or substantial portion of the Collateral.

14.7	Disclosure

Each Lender is hereby authorized by the Borrowers and each Guarantor to disclose to any proposed assignee, Transferee or sub-participant information in such Lender’s possession relating to the Borrowers and each Guarantor provided that such proposed assignee, transferee or sub-participant shall have executed and delivered to such Lender a written undertaking to keep confidential any such information which is not publicly available.

14.8	Assignment to Federal Reserve Bank

Notwithstanding anything to the contrary provided herein, without seeking or obtaining the consent of any party, any U.S. Lender may at any time assign and transfer all or any portion of its rights under this Agreement and any promissory notes issued to such U.S. Lender hereunder to a Federal Reserve Bank in the United States.  No such assignment shall release such Lender from its obligations hereunder.

ARTICLE 15
– GOVERNING LAW,
COURTS AND JUDGMENT CURRENCY

15.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.2	Courts

Any legal action or proceeding with respect to this Agreement or any other Loan Document against a Borrower or Guarantor may be brought in the courts of the Province of Ontario, which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding.  Each Borrower and each Guarantor hereby accepts, for itself and in respect of its assets and revenues, generally and unconditionally the non-exclusive jurisdiction of the aforesaid courts.

Each Guarantor not domiciled and/or resident in Canada hereby irrevocably designate and appoint the Canadian Borrower (the “Process Agent”) at its registered office from time to time and of which the Administration Agent shall have been notified, which office is currently located at 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, ON M5K 1G8, as the authorized agent of each of the non-Canadian Borrowers and each such Guarantor upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or any Security or other Loan Document relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on the Process Agent together with written notice of such service to such non-Canadian Borrower or such Guarantor by the Person serving the same shall, to the extent permitted by law, be deemed in every respect to be effective service of process on such non-Canadian Borrower or such Guarantor, as the case may be.  Notwithstanding the address noted on the execution pages hereof, process may be served on a Borrower at its registered office.  However, nothing in this Section 15.2 shall affect the right of any Agent or Lender to serve legal process in any other manner permitted by law or affect the right of any Agent or Lender to bring any action or proceeding against a Borrower or Guarantor or their properties in the courts of any other jurisdiction including, without limitation the State of New York, London, England, Amsterdam, Netherlands or New South Wales, Australia.

15.3	Judgment Currency

(a)
If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date two (2) Business Days preceding that on which judgment is given.  Each Borrower and each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency such Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Borrower and each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

(b)
The term “rate of exchange” in this Section 15.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

ARTICLE 16
– MISCELLANEOUS

16.1	Equal Ranking of Lenders

The Lenders, and to the extent necessary the Borrowers, agree that any indebtedness of a Borrower towards any of the Agents and any of the Lenders:

(a)	hereunder (including Banking Services); and

(b)
under Secured Hedging Agreements (i) for so long as such Lender remains a Lender hereunder or (ii) in respect of a Lender who is no longer a Lender hereunder, provided that such Secured Hedging Agreement was entered into with such Lender (or an Affiliate of such Lender) when such Lender was a Lender hereunder, are Obligations and shall be secured by the Security and shall be recoverable by the Agents in accordance with the terms of this Agreement, the Security and the Loan Documents and all such obligations shall rank equally without preference or distinction with the indebtedness of a Borrower towards any Lender hereunder (including Banking Services) or under any Secured Hedging Agreements.

16.2	Sharing of Information

Each Borrower and each Guarantor agree that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning any Borrower or Guarantor, as the case may be, in respect of a Borrower’s or a Guarantor’s undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement as well as any payment received from a Borrower or a Guarantor by any Lender pursuant to this Agreement.

16.3	Severability

If any of the provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance be impaired thereby.

16.4	Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Agents or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.  The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

16.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrowers shall be obligated directly towards the Agents and each of the Lenders in respect of the Participation of each of the Lenders which are made available to such Borrower as well as any other amounts which may be payable by the Borrowers pursuant to or in connection with this Agreement or any Borrowings.  The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto.  Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of its respective obligations.

16.6	Notices

The following provisions shall govern in respect of notices or communications contemplated hereunder:

(a)	unless otherwise stated, each communication to be made hereunder shall be made in writing;

(b)	all communications or notices to be made to:

(i)	any Borrower, shall be made to the Canadian Borrower, as provided in Section 16.6(c); and

(ii)	a Guarantor, shall be made to such Guarantor with a copy to the Canadian Borrower, as provided in Section 16.6(c);

(c)
subject to Section 16.6(b) and to an Agent’s irrevocable right to deliver communications or notices to the Canadian Borrower’s address specified in Section 15.2, any written communication or document to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Agent specified another address or facsimile number) be made or delivered to that other Person at the address, facsimile number or email address identified with its signature below and shall in any event be deemed to have been made or delivered or (in the case of any other form of written communication) when left at that address or otherwise received or, as the case may be, ten (10) days after being deposited in the post first class postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to any Agent shall be effective only when received by such Agent; it is agreed that parties shall not send communications by mail or postal service when there is an actual or likely pending strike or similar disruption of mail or postal services;

(d)
subject to Section 16.6(b), where any provision of this Agreement specifically contemplates telephone communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agents specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer whose name has been identified with its signature below; and

(e)
each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however the absence of such confirmation shall not affect the validity of such communication.

16.7	Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

16.8	Calculation/Limit on Rate of Interest

(a)
for purposes of this agreement whenever interest is to be paid on a basis of a year of less than a calendar year (the “calculation period”) the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent, is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the calculation period.

(b)
Notwithstanding any provision contained in this Agreement, the Borrowers shall not be obliged to make any payments of interest or other amounts payable to a Lender hereunder in excess of the amount or rate which would be prohibited by Applicable Law or would result in the receipt by a Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law).

(c)
In the event that any such payments are limited or prohibited as provided in Section 16.8(a), the Lenders shall have no further obligation to make any Borrowings available hereunder and the entire amount of Borrowings then outstanding shall become immediately due and payable.

(d)
Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender.

16.9	USA Patriot Act Notice

Each Lender, as applicable, hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies each Borrower, which information includes the name of each Borrower and Guarantor and other information that will allow such Lender to identify each Borrower and Guarantor in accordance with the Patriot Act, and the Borrowers agree to provide such information from time to time to any Lender.

16.10	Canadian Anti-Money Laundering Legislation.

(a)
Each Borrower and Guarantor acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders may be required to obtain, verify and record information regarding the Borrowers and Guarantors and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Guarantors, and the transactions contemplated hereby. Each Borrower and Guarantor shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any prospective assignee or participant of a Lender, any Issuing Bank or any Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)	If the Agent has ascertained the identity of any Borrower and Guarantor or any authorized signatories of the Borrowers and Guarantors for the purposes of applicable AML Legislation, then the Agent:

(i)
shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that neither the Agent has any obligation to ascertain the identity of the Borrowers and Guarantors or any authorized signatories of the Borrowers and Guarantors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any Borrower and Guarantor or any such authorized signatory in doing so.

16.11	Know Your Customer

At the request of any Agent, the Borrowers shall promptly supply or procure the supply of documentation and other evidence as is reasonably requested by such Agent (on its behalf or for any other Agent, Lender or Issuing Bank or prospective Agent, Lender or Issuing Bank) in order for such Person to comply with all necessary AML Legislation and other “know your customer” and anti-money laundering rules and regulations, including, in the UK, the Money Laundering Regulations 2007, Proceeds of Crime Act 2002 and Terrorism Act 2000 in connection with the transactions contemplated in the Loan Documents.

16.12	Australian Anti-Money Laundering Legislation

(a)
An Australian Lender may delay, block or refuse to process any payment or other transaction without incurring any liability if the Australian Lender knows or reasonably suspects that the transaction or the application of its proceeds will:

(i)	breach, or cause a Australian Lender to breach, any applicable laws or regulations of any jurisdiction (including any sanctions); or

(ii)	allow the imposition of any penalty on the Australian Lender or its Affiliates under any such law or regulation,

including where the transaction or the application of its proceeds involves any entity or activity the subject of any applicable sanctions of any jurisdiction binding on the Australian Lender or its Affiliate, or the direct or indirect proceeds of unlawful activity.

(b)
As soon as practicable after an Australian Lender becomes aware that it will delay, block or refuse to process a transaction under paragraph (a), it will notify the Australian Borrower and the Australian Agent and consult in good faith but in each case only to the extent the Australian Lender determines it is legally permitted to do so.  In making that determination the Australian Lender shall act reasonably.

(c)
The Australian Borrower shall promptly advise the Australian Agent if any Australian Borrower or Australian Guarantor enters into any Loan Document in the capacity as agent and promptly supply, or procure the supply of, such information as may be reasonably requested by the Australian Agent (for itself or on behalf of any Australian Lender) from time to time in relation to any principal for which an Australian Borrower or Australian Guarantor may be acting.

(d)
Each Australian Borrower or Australian Guarantor undertakes to exercise its rights and perform its obligations under the Loan Documents in accordance with all applicable laws or regulations relating to anti-money laundering, counter-terrorism financing or sanctions.

AS WITNESS the hands of the duly authorized representatives of the parties hereto on the execution pages hereof as of the day and year first before written.

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

GLOBESTAR LIMITED, as UK Borrower

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Company

COOPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

Executed by COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

/s/ Robert Wall	/s/ John Kenny
Director/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

COLLIERS MACAULAY NICOLLS INC., as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (ONTARIO) INC., as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN as a Guarantor in accordance with section 127 of the Corporations Act 2001:

/s/ Robert Wall	/s/ John Kenny
Director/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 086 713 233 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

/s/ John Kenny	/s/ Simon Hunt
Director/company secretary	Director

JOHN KENNY	SIMON HUNT
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

COLLIERS INTERNATIONAL NEW ZEALAND LIMITED, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	/s/ Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Authorized Signatory
I have the authority to bind the Corporation

THE TORONTO-DOMINION BANK, as Administration Agent

Per:	/s/ Wayne Shiplo
Name: Wayne Shiplo
Title: Vice President
Loan Syndications

THE TORONTO-DOMINION BANK, as Collateral Agent

Per:	/s/ Wayne Shiplo
Name: Wayne Shiplo
Title: Vice President
Loan Syndications

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	/s/ Wayne Shiplo
Name: Wayne Shiplo
Title: Vice President
Loan Syndications

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	/s/ Alice Mare
Name: Alice Mare
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	/s/ Philip Bates
Name: Philip Bates
Title: Managing Director

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	/s/ Robert Agati
Name: Robert Agati
Title: Attorney

EFFECTIVE DATE ISSUING BANK (U.S.)

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

Per:	/s/ Robyn Zeller
Name: Robyn Zeller, Senior Vice President
Tel: 212-827-7770
Fax: 212-827-7232
Email: robyn.zeller@tdsecurities.com
Address: 31 West 52nd Street, New York, NY 10019

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Tel: 416-981-2327
Fax: 416-981-9278
Email: Jeffrey.s.coleman@jpmorgan.com
Address: 66 Wellington St. W. Suite 4500 Toronto, ON M5K 1E7

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A.

Per:	/s/ Jason Hoogenboom
Name: Jason Hoogenboom
Tel: 416-369-3972
Fax: 416-369-8148
Email: Jason.hoogenboom@baml.com
Address: 181 Bay Street Toronto, ON M5J 2V8

EFFECTIVE DATE ISSUING BANK (CANADA)

THE TORONTO-DOMINION BANK

Per:	/s/ Tim Thomas
Name: Tim Thomas
Tel: 416-307-3869
Fax: 416-308-4481
Email: tim.thomas@tdsecurities.com
Address: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2

Per:	/s/ Richard Robarts
Name: Richard Robarts
Tel: 416-307-7900
Fax: 416-308-4481
Email: Richard.robarts@tdsecurities.com
Address: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2

EFFECTIVE DATE ISSUING BANK (AUSTRALIA)

HSBC BANK AUSTRALIA LIMITED

Per:	/s/ Robert Agati
Name: Robert Agati
Tel:
Fax:
Email:
Address:

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	/s/ Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	/s/ Richard Robarts
Name: Richard Robarts
Title: Vice President

Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Tim Thomas / Richard Robarts
Telecopier No.: (416) 308-4481 Email: tim.thomas@tdsecurities.com / richard.robarts@tdsecurities.com

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman
Telecopier No.:(416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	/s/ Sean P. Gallaway
Name: Sean P. Gallaway
Title:

Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway
Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	/s/ David Ahern
Name: David Ahern
Title: Global Relationship Manager Corporate Banking

Per:	/s/ Scott R. Fraser
Name: Scott R. Fraser
Title: Global Relationship Manager Corporate Banking

Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: (416) 350-1248 Email:

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	/s/ Anuj Dhawan
Name: Anuj Dhawan
Title: Managing Director and Head

Per:	/s/ Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn:  Anuj Dhawan / Katherine Hogg

Telecopier No.: (416) 866-2010
Email:   anuj.dhawan@scotiabank.com /
katherine.hogg@scotiabank.com

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	/s/ Jason Hoogenboom
Name: Jason Hoogenboom
Title: Senior Vice President

Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Jason Hoogenboom Telecopier No.: (416) 369-8148 Email: jason.hoogenboom@baml.com

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Jordan Spellman
Name: Jordan Spellman
Title: Executive Director

Per:	/s/ Steve Nishimura
Name: Steve Nishimura
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Jordan Spellman / Steve Nishimura Telecopier No.: (416) 956-3810 Email: jordan.spellman@cibc.com / steve.nishimura@cibc.com

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	/s/ Richard Lo
Name: Richard Lo
Title: Director

Per:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Richard Lo Telecopier No.: (416) 869-6545 Email: richard.lo@nbc.ca / ian.gillespie@nbc.ca

CANADIAN LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION, Canada Branch

Per:	/s/ John P. Rehob
Name: John P. Rehob
Title: Principal Officer

Address for Notice:
Suite 2300, 120 Adelaide Street West
Toronto, Ontario M5H 1T1
Attn: John P. Rehob

Telecopier No.: (416) 306-3545

and

4747 Executive Drive
La Jolla, CA 92121
Attn: James Cooper / Carlos Munoz

Email:      james.cooper@usbank.com /
carlos.munoz@usbank.com /
john.rehob@usbank.com

CANADIAN LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	/s/ Michael Wang
Name: Michael Wang
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: 200 Bay St., North Tower, 4th Floor Toronto, Ontario M5J 2J5 Attn: Michael Wang / Jane Xie Telecopier No.: (416) 842-4090 Email: michael.wang@rbccm.com / jane.xie@rbccm.com

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	/s/ Marc Piche
Name: Marc Piche
Title: Director & Regional Vice President

Per:	/s/ Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Address for Notice:
40 King Street West, Suite 3200
Toronto, Ontario M5H 3Y2
Attn: Marc Piche / Jeff McInenly

Telecopier No.: (416) 607-2905
Email:   marc-phillippe.piche@wellsfargo.com /
jeff.mcinenly@wellsfargo.com

U.S. LENDERS

TORONTO DOMINION (TEXAS) LLC

Per:	/s/ Alice Mare
Name: Alice Mare
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: TD Bank North Tower 77 King St. West., 25th Floor Toronto, Ontario M5K 1A2 Attn: Agency Administration Telecopier No.: (416) 982-5535 Email: TDSAgencyAdmin@tdsecurities.com

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	/s/ Yacouba Kane
Name: Yacouba Kane
Title: Vice President

Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	/s/ David Ahern
Name: David Ahern
Title: Global Relationship Manager Corporate Banking

Per:	/s/ Scott R. Fraser
Name: Scott R. Fraser
Title: Global Relationship Manager Corporate Banking

Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: (416) 350-1248 Email:

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	/s/ Anuj Dhawan
Name: Anuj Dhawan
Title: Managing Director and Head

Per:	/s/ Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn:  Anuj Dhawan / Katherine Hogg

Telecopier No.: (416) 866-2010
Email:   anuj.dhawan@scotiabank.com /
katherine.hogg@scotiabank.com

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	/s/ Jason Hoogenboom
Name: Jason Hoogenboom
Title: Senior Vice President

Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Jason Hoogenboom Telecopier No.: (416) 369-8148 Email: jason.hoogenboom@baml.com

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Jordan Spellman
Name: Jordan Spellman
Title: Executive Director

Per:	/s/ Steve Nishimura
Name: Steve Nishimura
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Jordan Spellman / Steve Nishimura Telecopier No.: (416) 956-3810 Email: jordan.spellman@cibc.com / steve.nishimura@cibc.com

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	/s/ Richard Lo
Name: Richard Lo
Title: Director

Per:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Richard Lo Telecopier No.: (416) 869-6545 Email: richard.lo@nbc.ca / david.torrey@nbc.ca

U.S. LENDERS CONT’D

U.S. BANK, N.A.
Per:	/s/ James Cooper
Name: James Cooper
Title: Senior Portfolio Manager
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: James Cooper / Carlos Munoz Telecopier No.: Email: james.cooper@usbank.com / carlos.munoz@usbank.com

U.S. LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	/s/ Michael Wang
Name: Michael Wang
Title: Authorized Signatory
Per:
Name:
Title:
Address for Notice: 200 Bay St., North Tower, 4th Floor Toronto, Ontario M5J 2J5 Attn: Michael Wang / Jane Xie Telecopier No.: (416) 842-4090 Email: michael.wang@rbccm.com / jane.xie@rbccm.com

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch
Per:	/s/ Marc Piche
Name: Marc Piche
Title: Director & Regional Vice President
Per:	/s/ Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Address for Notice:
40 King Street West, Suite 3200
Toronto, Ontario M5H 3Y2
Attn: Marc Piche / Jeff McInenly

Telecopier No.: (416) 607-2905
Email:  marc-phillippe.piche@wellsfargo.com /
jeff.mcinenly@wellsfargo.com

UK LENDERS

THE TORONTO-DOMINION BANK, London Branch
Per:	/s/ Philip Bates
Name: Philip Bates
Title: Managing Director
Per:	/s/ James N. Stewart
Name: James N. Stewart
Title: Director & Regional Head, Global Counterparty Credit, London
Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.
Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch
Per:	/s/ Tony Ebdon /s/ L. Rodriguez
Name: Tony Ebdon L. Rodriguez
Title: MD MD
Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

UK LENDERS CONT’D

HSBC BANK PLC
Per:	/s/ Michael Jones
Name: Michael Jones
Title: Relationship Director
Per:	/s/ Simon Addis
Name: Simon Addis
Title: Director, International Subsidiary Banking
Address for Notice: Corporate Banking Centre, 1st Floor 60 Queen Victoria Street London, EC4N 4TR Attn: Michael Jones Telecopier No.: Email: michael.jones@hsbc.com

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA
Per:	/s/ Anuj Dhawan
Name: Anuj Dhawan
Title: Managing Director and Head
Per:	/s/ Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn:  Anuj Dhawan / Katherine Hogg

Telecopier No.: (416) 866-2010
Email:  anuj.dhawan@scotiabank.com /
katherine.hogg@scotiabank.com

UK LENDERS CONT’D

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED
Per:	/s/ Gary Saint
Name: Gary Saint
Title: Director
Address for Notice: 2 King Edward Street London EC1A 1HQ, United Kingdom Attn: Telecopier No.: Email:

UK LENDERS CONT’D

NATIONAL BANK OF CANADA
Per:	/s/ Richard Lo
Name: Richard Lo
Title: Director
Per:	/s/ David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Richard Lo Telecopier No.: (416) 869-6545 Email: richard.lo@nbc.ca / david.torrey@nbc.ca

UK LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	/s/ R.J. Bell
Name: R.J. Bell
Title: Managing Director
Per:
Name: Jane Xie
Title:
Address for Notice: Riverbank House 2 Swan Lane – 2nd Flr. London, England EC4R 3BF Attn: Michael Wang / Jane Xie Telecopier No.: 44-207-332-0036 Email: michael.wang@rbccm.com / jane.xie@rbccm.com

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch
Per:	/s/ Marc Piche
Name: Marc Piche
Title: Director & Regional Vice President
Per:	/s/ Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Address for Notice:
40 King Street West, Suite 3200
Toronto, Ontario M5H 3Y2
Attn: Marc Piche / Jeff McInenly

Telecopier No.: (416) 607-2905
Email:  marc-phillippe.piche@wellsfargo.com /
jeff.mcinenly@wellsfargo.com

DUTCH LENDERS

THE TORONTO-DOMINION BANK, London Branch
Per:	/s/ Philip Bates
Name: Philip Bates
Title: Managing Director
Per:	/s/ James N. Stewart
Name: James N. Stewart
Title: Director & Regional Head, Global Counterparty Credit, London
Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

DUTCH LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.
Per:	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

DUTCH LENDERS CONT’D

BANK OF MONTREAL, London Branch
Per:	/s/ Tony Ebdon /s/ L. Rodriguez
Name: Tony Ebdon L. Rodriguez
Title: MD MD
Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

DUTCH LENDERS CONT’D

HSBC BANK PLC
Per:	/s/ Michael Jones
Name: Michael Jones
Title: Relationship Director
Per:	/s/ Simon Addis
Name: Simon Addis
Title: Director, International Subsidiary Banking
Address for Notice: Corporate Banking Centre, 1st Floor 60 Queen Victoria Street London, EC4N 4TR Attn: Michael Jones Telecopier No.: Email: michael.jones@hsbc.com

DUTCH LENDERS CONT’D

THE BANK OF NOVA SCOTIA
Per:	/s/ Anuj Dhawan
Name: Anuj Dhawan
Title: Managing Director and Head
Per:	/s/ Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn:  Anuj Dhawan / Katherine Hogg

Telecopier No.: (416) 866-2010
Email:      anuj.dhawan@scotiabank.com /
katherine.hogg@scotiabank.com

DUTCH LENDERS CONT’D

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED
Per:	/s/ Gary Saint
Name: Gary Saint
Title: Director
Address for Notice: 2 King Edward Street London EC1A 1HQ, United Kingdom Attn: Telecopier No.: Email:

DUTCH LENDERS CONT’D

NATIONAL BANK OF CANADA
Per:	/s/ Richard Lo
Name: Richard Lo
Title: Director
Per:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice:
The Exchange Tower
130 King Street West, Suite 3100
Toronto, Ontario M5X 1J9
Attn: Richard Lo / Ian Gillespie

Telecopier No.: (416) 869-6545
Email:  richard.lo@nbc.ca /
david.torrey@nbc.ca

DUTCH LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	/s/ R.J. Bell
Name: R.J. Bell
Title: Managing Director
Per:
Name: Jane Xie
Title:
Address for Notice: Riverbank House 2 Swan Lane – 2nd Flr. London, England EC4R 3BF Attn: Michael Wang / Jane Xie Telecopier No.: 44-207-332-0036 Email: michael.wang@rbccm.com / jane.xie@rbccm.com

DUTCH LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch
Per:	/s/ Marc Piche
Name: Marc Piche
Title: Director & Regional Vice President
Per:	/s/ Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Address for Notice:
40 King Street West, Suite 3200
Toronto, Ontario M5H 3Y2
Attn: Marc Piche / Jeff McInenly

Telecopier No.: (416) 607-2905
Email:  marc-phillippe.piche@wellsfargo.com /
jeff.mcinenly@wellsfargo.com

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:
/s/ Elin Schwarzenecker Witness Signature Elin Schwarzenecker Print Name	/s/ Robert Agati Attorney Signature Robert Agati Print Name
Address for Notice: Level 31, HSBC Centre, 580 George Street Sydney, NSW 2000, Australia Attn: Phil Stupples / Julie Tan Telecopier No.: Email: philstupples@hsbc.com.au / julie1tan@hsbc.com.au

SCHEDULE “A” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

LIST OF UNRESTRICTED ENTITIES

[See attached]

1

SCHEDULE “B” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF REPAYMENT NOTICE

TO:
THE TORONTO-DOMINION BANK, as Administration Agent and Canadian Administration Agent and TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent or THE TORONTO-DOMINION BANK, as European Administration Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COOPERATIE CMN NETHERLANDS HOLDCO U.A. or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

DATE:	●

1
This Repayment Notice is delivered to you pursuant to Section [2.2] [6.1] of the Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 1, 2015.  All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby submit[s] the following [permanent] Repayment [and cancellation]:

Bankers’ Acceptances:

Canadian Prime Rate Loan:

U.S. Base Rate Loan:

U.S. Prime Rate Loan:

Australian Base Rate Loan

Libor Loan:

Australian Bank Bill Rate Loan

[Commitment Termination Amount]

3
The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

1

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower
Per:
Name:
Title:

GLOBESTAR LIMITED, as UK Borrower
Per:
Name:
Title:

COOPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower
Per:
Name:
Title:

2

SCHEDULE “C” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF TRANSFER CERTIFICATE

TO:	THE TORONTO-DOMINION BANK, as Administration Agent and Canadian Administration Agent

AND TO:	TORONTO DOMINION (TEXAS), LLC, as U.S. Administration Agent

AND TO:	THE TORONTO-DOMINION BANK, as European Administration Agent

AND TO:	HSBC BANK AUSTRALIA LIMITED, as Australian Agent

AND TO:	ISSUING BANK

AND TO:	SWINGLINE LENDERS

AND TO:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COOPERATIE CMN NETHERLANDS HOLDCO U.A. AND COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

WHEREAS Colliers International Group Inc. (the “Canadian Borrower”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Cooperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, the U.S. Borrower, the UK Borrower and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as the Collateral Agent, Administration Agent and Canadian Administration Agent (the “Agent”), Toronto Dominion (Texas) LLC, as U.S. Administration Agent, The Toronto-Dominion Bank, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent, entered into a Credit Agreement dated as of June 1, 2015 (as in effect on the date hereof, the ”Credit Agreement”) whereby the Lenders agreed to grant the Borrowers (a) the Canadian Revolving Facility including the Canadian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to U.S.$[●],000,000 to be made available to the Canadian Borrower by the Canadian Lenders, (b) the U.S. Revolving Facility including the U.S. Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to the U.S. Borrower by the U.S. Lenders, (c) the UK Revolving Facility including the UK Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to U.S.$[●],000,000 to be made available to the UK Borrower by the UK Lenders, (d) the Dutch Revolving Facility including the Dutch Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to the Dutch Borrower by the Dutch Lenders and (e) the Australian Revolving Facility including the Australian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to the Australian Borrower by the Australian Lenders;

1

AND WHEREAS pursuant to and in accordance with Sections 14.3 and 14.4 of the Credit Agreement the undersigned Lender may assign or transfer to, in the case of assignments by a U.S. Lender, a Person which can comply with Section 7.11(a) of the Credit Agreement, otherwise, any other Person, all or any portion of its rights, benefits and/or obligations under the Credit Agreement in relation to a portion of such Lender’s Commitment of not less than [U.S.$2,500,000] with respect to each particular Facility; provided that in the case of any assignment or transfer by a Lender there is a corresponding assignment or transfer by its related Lender under each of the Facilities (which may, in certain circumstances be the same institution) to related assignees under each Facility (which may, in certain circumstances be the same institution) of an amount which bears the same proportion to the related Lender’s Commitment as the amount assigned or transferred by the original assigning Lender bears to its Commitment;

AND WHEREAS the undersigned Lender (the “Transferor”) wishes to assign and to transfer to ● (the “Transferee”) certain of the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Transferor and the Transferee agree as follows:

1	All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

2
The Transferor with respect to the [Canadian Facility] [U.S. Facility] [UK Facility] [Dutch Facility] [Australian Facility] U.S.$● being the Equivalent Amount of the principal amount of outstanding Borrowings made by such Lender as of the date hereof, assigns and transfers to the Transferee U.S.$● and thereby transferring such portion of the rights, benefits and obligations of the Transferor in respect of the principal amount of the Transferor’s Commitment (collectively the “Transferred Rights, Benefits and Obligations”).

3
The Transferee, upon payment of the agreed amount therefor to the Transferor in immediately available funds as such parties shall have agreed, accepts the transfer of the Transferred Rights, Benefits and Obligations (the “Transfer”) and accepts and assumes the Transferred Rights, Benefits and Obligations (the “Assumption”).

4	Upon the effectiveness of such Transfer, the Transferor’s Participation shall be U.S.$● and the Transferee’s Participation shall be U.S.$●.

5	The Transfer and the Assumption are governed by and subject to Sections 14.3 and 14.4 of the Credit Agreement.

6
The Transferee acknowledges and confirms that it has not relied upon and that the Transferor has not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement, the Security or any other documentation or information delivered by the Transferor to the Transferee in connection therewith or for the performance thereof by any party thereto or for the financial condition of the Borrowers or the Guarantors.  All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.  Such sale, transfer and assignment is without recourse to the Transferor.

7
The Transferee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of an investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and the Guarantors and has not relied and will not hereafter rely on the Transferor to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or the Guarantors.

2

8
Each of the Transferor and the Transferee represents and warrants to the other, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

9
The Transferee will execute and deliver to the Agent a joinder, or other writing acceptable to Agent, to the Allocation and Exchange Mechanism Agreement, dated as of the Effective Date, among Agent and Lenders establishing a mechanism for the allocation and exchange of interests in the Loans, participations in Letters of Credit and collections thereunder.

10	[[The Transferee confirms, for the benefit of the Agent and without liability to any Borrower, that it is:

(a)	[a Qualifying Lender (other than a treaty lender);]

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender]1.

11	[The Transferee confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership, each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.]2

12
[The Transferee confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [●]) and is tax resident in [●]3, so that interest payable to it by Relevant Borrowers (as defined by Section 7.6(d)) is generally subject to full exemption from UK withholding tax, and requests that the [Agent] notify:

(a)	the Relevant Borrowers as at the Transfer Date; and

_____________
1 Delete as applicable - each New Lender is required to confirm which of these three categories it falls within.
2 Include if New Lender comes within subparagraph (a)(ii) (a UK Non-Bank Lender) of the definition of Qualifying Lender.
3 Insert jurisdiction of tax residence.

3

(b)	that it wishes that scheme to apply to the Agreement.]4

13	Each of the Transferor and Transferee hereby agree that the Transfer and Assumption, in accordance with the terms hereof, shall be effected and effective five (5) Business Days from the date hereof.

14	This Transfer Certificate may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

15	This Transfer Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

_____________
4 Include if New Lender holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Agreement.

4

DATED this                 day of                ,            .

TRANSFEREE Per: _______________________ Name: Title:	TRANSFEROR Per: _______________________ Name: Title:
Per: _______________________ Name: Title:	Per: _______________________ Name: Title:

5

The Canadian Borrower, the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender and the Issuing Banks hereby acknowledge and confirm that [Transferee]                          is an acceptable Transferee in accordance with the applicable provisions of the Credit Agreement and (ii) that the Canadian Borrower and the Canadian Agent, U.S. Agent, European Agent and Australian Agent, as the case may be, the Canadian Swingline Lender, the U.S. Swingline Lender, the UK Swingline Lender, the Dutch Swingline Lender and the Issuing Banks have received an executed copy of this Transfer Certificate.

DATED this               day of                          ,            .

COLLIERS INTERNATIONAL GROUP INC.
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Administration Agent and Canadian Administration Agent
Per:
Name:
Title:

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, London Branch, as European Agent
Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as Australian Agent
Per:
Name:
Title:

6

THE TORONTO-DOMINION BANK, as Canadian Swingline Lender
Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as U.S. Swingline Lender
Per:
Name:
Title:

HSBC BANK PLC, as UK Swingline Lender
Per:
Name:
Title:

HSBC BANK PLC, as Dutch Swingline Lender
Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as Australian Swingline Lender
Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as an Issuing Bank
Per:
Name:
Title:

7

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as an Issuing Bank
Per:
Name:
Title:
JPMORGAN CHASE BANK, N.A., as an Issuing Bank
Per:
Name:
Title:

BANK OF AMERICA, N.A., as an Issuing Bank
Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as an Issuing Bank
Per:
Name:
Title:

8

SCHEDULE “D” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF CONVERSION NOTICE

TO:
THE TORONTO-DOMINION BANK, as Administration Agent and Canadian Administration Agent and TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent or THE TORONTO-DOMINION BANK, as European Administration Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COOPERATIE CMN NETHERLANDS HOLDCO U.A., or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED
DATE:	●

1
This Conversion Notice is delivered to you pursuant to Sections 2.2 and 2.3 of the Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 1, 2015.  All capitalized terms used in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2	We hereby request a conversion as follows:

(a)	Date of Conversion:
(b)	Type of Advance to be converted from:
(c)	Amount of Advance (or portion thereof) to be converted:
(d)	Type of Advance to be converted into:
(e)	Interest Period of Advance (or portion thereof) to be Converted into (if applicable):

3
The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

1

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower
Per:
Name:
Title:

GLOBESTAR LIMITED, as UK Borrower
Per:
Name:
Title:

COOPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower
Per:
Name:
Title:

2

SCHEDULE “E” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF DRAWDOWN NOTICE

TO:
THE TORONTO-DOMINION BANK, as Administration Agent and Canadian Administration Agent and TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent or THE TORONTO-DOMINION BANK, as European Administration Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COOPERATIE CMN NETHERLANDS HOLDCO U.A., or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED
DATE:	●

1
This Drawdown Notice is delivered to you pursuant to Section 2.4 of the Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of June 1, 2015.  All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby request[s] the following Drawdown:

Bankers’ Acceptances:
Canadian Prime Rate Loan:
U.S. Base Rate Loan:
U.S. Prime Rate Loan:
Australian Base Rate Loan
Libor Loan:
Australian Bank Bill Rate Loan

3
The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

1

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower
Per:
Name:
Title:

GLOBESTAR LIMITED, as UK Borrower
Per:
Name:
Title:

COOPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower
Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower
Per:
Name:
Title:

2

SCHEDULE “F” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

DETAILS OF ISSUE

TO:                      COLLIERS INTERNATIONAL GROUP INC.

FROM:                ●

DATE:                 ●

1	Principal Amount of Bankers’ Acceptances Issued and Maturity Date:

2	Reference Bankers’ Acceptance Discount Rate:

3	Amount of the Stamping Fee:

4	Net Proceeds:

5	Amount of Available Proceeds:

DATED at Toronto this              day of                                  ,                      .

●
Per:
Name:
Title:

1

SCHEDULE “G” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF COMPLIANCE CERTIFICATE

TO:           THE TORONTO-DOMINION BANK, as Canadian Agent

Reference is made to the Credit Agreement dated as of June 1, 2015, by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Cooperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, the U.S. Borrower, the UK Borrower and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the ”Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as the Collateral Agent, Administration Agent and Canadian Administration Agent (the “Agent”), Toronto Dominion (Texas) LLC, as U.S. Administration Agent, The Toronto-Dominion Bank, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent (as in effect on the date hereof, the “Credit Agreement”).  All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer or Corporate Controller] of the Canadian Borrower and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1
The representations and warranties set forth in Section 8.1 of the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

2	The Borrowers and the Guarantors are each in compliance with all of the covenants and other terms and conditions under the Credit Agreement.

3	Pursuant to Section 8.2(h)[(i) or (ii)] of the Credit Agreement, enclosed are the following financial statements of the Canadian Borrower for the period ending , 20 (the “Reporting Period”):

[Unaudited consolidated financial statements for the Quarter of Canadian Borrower ended                   , 20      and the unaudited financial statements of the Canadian Borrower for the same Quarter prepared on a basis that excludes Unrestricted Entities from the consolidation.]

OR

[Audited consolidated financial statements for the Fiscal Year of the Canadian Borrower ended                            , 20      and the unaudited financial statements of the Canadian Borrower for the same Fiscal Year prepared on a basis that excludes Unrestricted Entities from the consolidation.]

1

These statements are all in reasonable detail, fairly presenting the financial position and results of operation of the Canadian Borrower as at the date thereof and for such periods, and have been prepared in accordance with GAAP as of _______________, [subject to audit and year end adjustments and to be included for delivery of Quarterly statements only] applied consistently, subject to such adjustments as may be required to exclude Unrestricted Entities from the consolidation.  I hereby certify that these statements are accurate and correct in all material respects.

All changes to the financial statements affected by changes in GAAP since ___________________ (or the application thereof by the Canadian Borrower) are reflected on the attached Schedule “I” reconciling all line items affected by such changes in GAAP, with reasonable explanation as to the affects of GAAP on each line item.

4
The following are the financial calculations necessary to determine the Canadian Borrower’s compliance with the financial covenants contained in Section 8.4 of the Credit Agreement which are required to be reported as of                                , 20        :

(a)	Total Debt/Consolidated EBITDA Ratio
Compliance Yes/No
(b)	Interest Coverage Ratio
Compliance Yes/No
(c)	Shareholders’ Equity
Compliance Yes/No
(d)	85% Consolidated EBITDA requirement in Section 8.4(b) of the Credit Agreement
Compliance Yes/No
Attached hereto as Schedule “II” are the details of Normalizing Adjustments to Consolidated EBITDA made in calculating the Total Debt/Consolidated EBITDA Ratio for the Reporting Period.

5	No Default or Event of Default occurred and is continuing [or: Attached hereto as Schedule “III” are the particulars of a Default or Event of Default which has occurred and is continuing].

6	Attached hereto as Schedule “IV” is a report on Dispositions made during the Reporting Period.

7
Attached hereto as Schedule “V” is a report on outstanding Secured Hedging Agreements entered into or guaranteed by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements.

8
Attached hereto as Schedule “VI” is a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of the Reporting Period.

9	Attached hereto as Schedule “VII” is a report setting forth the EBITDA for each Borrower and each of its Subsidiaries, on an individual basis, for the previous Fiscal Year.

2

10	Attached hereto as Schedule “VIII” [is][are] updated schedules to the Security identifying any changes in the issued and outstanding equity pledged under such Security.

11	Based on a Total Debt/Consolidated EBITDA Ratio of , for the Reporting Period the Applicable Margins are:

Canadian Prime Rate Margin	%
U.S. Base Rate Margin	%
U.S. Prime Rate Margin	%
Australian Base Rate Margin	%
Acceptance Fee
Libor Margin
Australian Bank Bill Rate Margin
Letter of Credit Fee
Commitment Fees

12
[NTD: Quarterly][All Continuation Statements, if any, respecting filings and registrations under the Uniform Commercial Code (the "UCC") in favour of the Collateral Agent, which were first permitted to be filed pursuant to the UCC during the Reporting Period, have been filed, and file-stamped copies of each such Continuation Statement so filed are attached to Schedule "IX" hereto.

13
No Continuation Statements were required to be filed during the Reporting Period in respect of any registrations under an applicable Personal Property Security Act except for those extension filings, if any, for which verification statements have been attached to Schedule "IX" hereto.]

OR

14
[NTD: Quarterly][Attached hereto is Schedule "IX" listing the dates when the next Continuation Statements may be first filed or registered for existing Uniform Commercial Code filings and registrations in favour of the Collateral Agent.]

CERTIFIED at Toronto, this            day of                       ,              .

[name of officer]

3

SCHEDULE “I”

Changes in GAAP Applied to the Enclosed Financial Statements

1

SCHEDULE “II”

Normalizing Adjustments to Consolidated EBITDA

1

SCHEDULE “III”

Defaults or Events of Default

[to be completed if any Default or Event of Default has occurred or is continuing]

1

SCHEDULE “IV”

Dispositions

[to be completed if there have been Dispositions made during the Reporting Period]

1

SCHEDULE “V”

Secured Hedging Agreements

[to be completed to report on outstanding Secured Hedging Agreements entered into and the amounts secured under the Secured Hedging Agreements]

1

SCHEDULE “VI”

Aggregate investment value of all Unrestricted Entities

1

SCHEDULE “VII”

Borrower and Subsidiary EBITDA

1

SCHEDULE “VIII”

Updated Security Schedules

1

SCHEDULE “IX”

Continuation Statements

1

SCHEDULE “H” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

INTERCOMPANY DEBT AND SECURITY DOCUMENTS

Documents Executed by Subsidiaries Receiving Intercompany Loans
1.	Grid/Modified Grid Promissory Note
2.	Term Promissory Note
3.	General Security Agreement
4.	U.S. Security Agreement
5.	Foreign Security/Pledge/Debenture Agreement and/or (depending on legal requirements) Share/Stock/Partnership Interest Pledge Agreement
6.	Assignment Agreement (re: Intercompany Debt & Security)
7.	Assignment Agreement (re: Call Option Right)
Documents Executed by a Minority Shareholder of Non-Wholly-Owned Subsidiaries Receiving Intercompany Loans
8.	Limited Guarantee
9.	Minority Shareholder Share Pledge Agreement
10.	Assignment Agreement (re: Intercompany Debt & Security) (i.e. its acknowledgement thereto)
11.	Assignment Agreement (re: Call Option Right) (i.e. its acknowledgement thereto)

1

SCHEDULE “I-1” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

CANADIAN COMMITMENTS

Canadian Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%
The Toronto-Dominion Bank	$10,000,000.00	$23,042,847.00	$33,042,847.00	13.2%
JPMorgan Chase Bank, N.A., Toronto Branch		$25,962,236.75	$25,962,236.75	10.4%
Bank of Montreal		$23,602,033.00	$23,602,033.00	9.4%
HSBC Bank Canada		$23,602,033.00	$23,602,033.00	9.4%
The Bank of Nova Scotia		$23,602,033.00	$23,602,033.00	9.4%
Bank of America, N.A., Canada Branch		$21,241,830.50	$21,241,830.50	8.5%
Canadian Imperial Bank of Commerce		$21,604,938.25	$21,604,938.25	8.6%
National Bank of Canada		$16,521,423.50	$16,521,423.50	6.6%
U.S. Bank, National Association, Canada Branch		$27,777,778.00	$27,777,778.00	11.1%
Royal Bank of Canada		$16,521,423.50	$16,521,423.50	6.6%
Wells Fargo Bank, N.A., Canadian Branch		$16,521,423.50	$16,521,423.50	6.6%
	$10,000,000.00	$240,000,000.00	$250,000,000.00	100.0%

1

SCHEDULE “I-2” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%
Toronto Dominion (Texas) LLC		$20,486,565.00	$20,486,565.00	13.2%
JPMorgan Chase Bank, N.A.	$5,000,000.00	$11,096,586.75	$16,096,586.75	10.4%
Bank of Montreal, Chicago Branch		$14,633,261.00	$14,633,261.00	9.4%
HSBC Bank Canada		$14,633,261.00	$14,633,261.00	9.4%
The Bank of Nova Scotia		$14,633,261.00	$14,633,261.00	9.4%
Bank of America, N.A., Canada Branch		$13,169,934.00	$13,169,934.00	8.5%
Canadian Imperial Bank of Commerce		$13,395,061.75	$13,395,061.75	8.6%
National Bank of Canada		$10,243,282.50	$10,243,282.50	6.6%
U.S. Bank, N.A.		$17,222,222.00	$17,222,222.00	11.1%
Royal Bank of Canada		$10,243,282.50	$10,243,282.50	6.6%
Wells Fargo Bank, N.A., Canadian Branch		$10,243,282.50	$10,243,282.50	6.6%
	$5,000,000.00	$150,000,000.00	$155,000,000.00	100.0%

1

SCHEDULE “I-3” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

UK COMMITMENTS

UK Facilities
Lenders	UK Swingline Commitment	UK Revolving Facility Commitment	Total UK Commitment	%
The Toronto-Dominion Bank, London Branch		$12,352,941.00	$12,352,941.00	16.5%
JPMorgan Chase Bank, N.A.		$9,705,882.50	$9,705,882.50	12.9%
Bank of Montreal, London Branch		$8,823,529.50	$8,823,529.50	11.8%
HSBC Bank PLC	$1,500,000.00	$7,323,529.50	$8,823,529.50	11.8%
The Bank of Nova Scotia		$8,823,529.50	$8,823,529.50	11.8%
Bank of America Merrill Lynch International Limited		$7,941,176.50	$7,941,176.50	10.6%
National Bank of Canada		$6,176,470.50	$6,176,470.50	8.2%
Royal Bank of Canada		$6,176,470.50	$6,176,470.50	8.2%
Wells Fargo Bank, N.A., Canadian Branch		$6,176,470.50	$6,176,470.50	8.2%
		$73,500,000.00	$75,000,000.00	100.0%

1

SCHEDULE “I-4” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

DUTCH COMMITMENTS

Dutch Facilities
Lenders	Dutch Swingline Commitment	Dutch Revolving Facility Commitment	Total Dutch Commitment	%
The Toronto-Dominion Bank, London Branch		$4,117,647.00	$4,117,647.00	16.5%
JPMorgan Chase Bank, N.A.		$3,235,294.00	$3,235,294.00	12.9%
Bank of Montreal, London Branch		$2,941,176.50	$2,941,176.50	11.8%
HSBC Bank PLC	$1,500,000.005	$1,441,176.50	$2,941,176.50	11.8%
The Bank of Nova Scotia		$2,941,176.50	$2,941,176.50	11.8%
Bank of America Merrill Lynch International Limited		$2,647,059.00	$2,647,059.00	10.6%
National Bank of Canada		$2,058,823.50	$2,058,823.50	8.2%
Royal Bank of Canada		$2,058,823.50	$2,058,823.50	8.2%
Wells Fargo Bank, N.A., Canadian Branch		$2,058,823.50	$2,058,823.50	8.2%
		$23,500,000.00	$25,000,000.00	100.0%

___________________
5 Dutch Swingline Commitment will be provided by HSBC Bank PLC, through its Netherlands branch.

1

SCHEDULE “I-5” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

AUSTRALIAN COMMITMENTS

Australian Facilities
Lenders	Australian Swingline Commitment	Australian Revolving Facility Commitment	Total Australian Commitment	%
HSBC Bank Australia Limited	$0	$20,000,000.00	$20,000,000.00	100.0%
	$0	$20,000,000.00	$20,000,000.00	100.0%

1

SCHEDULE “I-6” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

TOTAL COMMITMENTS

All Facilities
Lenders	Total Commitments All Facilities	%
The Toronto-Dominion Bank, Toronto Dominion (Texas) LLC and The Toronto-Dominion Bank, London Branch	$70,000,000.00	13.3%
JPMorgan Chase Bank, N.A., Toronto Branch and JPMorgan Chase Bank, N.A.	$55,000,000.00	10.5%
Bank of Montreal, Bank of Montreal, Chicago Branch and Bank of Montreal, London Branch	$50,000,000.00	9.5%
HSBC Bank Canada, HSBC Bank PLC and HSBC Bank Australia Limited	$70,000,000.00	13.3%
The Bank of Nova Scotia	$50,000,000.00	9.5%
Bank of America, N.A., Canada Branch and Bank of America Merrill Lynch International Limited	$45,000,000.00	8.6%
Canadian Imperial Bank of Commerce	$35,000,000.00	6.7%
National Bank of Canada	$35,000,000.00	6.7%
U.S. Bank, National Association, Canada Branch and U.S. Bank, N.A.	$45,000,000.00	8.6%
Royal Bank of Canada	$35,000,000.00	6.7%
Wells Fargo Bank, N.A., Canadian Branch	$35,000,000.00	6.7%
	$525,000,000.00	100.0%

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SCHEDULE “J” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF OFFICER’S CERTIFICATE RE:  ACQUISITION FACILITY

TO:	THE TORONTO-DOMINION BANK, as Collateral Agent and Canadian Agent

AND TO:	TORONTO DOMINION (TEXAS) LLC, as U.S. Agent

AND TO:	THE TORONTO-DOMINION BANK, as European Agent

AND TO:	HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Reference is made to the Credit Agreement dated as of June 1, 2015, by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Cooperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, the U.S. Borrower, the UK Borrower and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the ”Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank. as the Collateral Agent, Administration Agent and Canadian Administration Agent (the “Agent”), Toronto Dominion (Texas) LLC, as U.S. Administration Agent, The Toronto-Dominion Bank, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent (as in effect on the date hereof, the “Credit Agreement”).  All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer] of the Canadian Borrower and [● the Chief Financial Officer of the U.S. Borrower], [● the Chief Financial Officer of the UK Borrower], [● the Chief Financial Officer of the Dutch Borrower], [● the Chief Financial Officer of the Australian Borrower] and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The proposed Borrowing on [date] shall be used by the undersigned in financing an acquisition of ● which is an Eligible Business (“Eligible Business”).

2
As the result of the completion of the acquisition of such business, the projected EBITDA derived specifically through the transaction of business by such acquired business in Singapore, in countries which are members of the OECD and/or are member countries of the European Union coupled with the EBITDA derived specifically through the transaction of business by the Canadian Borrower and its Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union, is not less than 85% of Consolidated EBITDA.

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3
It is the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom.

4	That no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition.

5
Attached as Schedule “I” is a description of the shareholders’ agreement to be entered into in connection with the acquisition.  The shareholders’ agreement contains the requirements set forth in Section 5.2(a).

6	Attached as Schedule “II” is a description of the Call Price Formula applicable to the future acquisition of shares of such Acquisition Entity not purchased at the time of such acquisition.

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[That the Borrowers have received the consent of the Majority Lenders to the proposed acquisition.][Note – required if Total Debt to Consolidated EBITDA is at 3.25;1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition.] [That the Total Debt to Consolidated EBITDA is less than 3.25:1, determined on a pro forma basis after giving effect to the proposed acquisition.]

8
That we have caused [or will cause within ten (10) Business Days of the completion of the acquisition] the Acquisition Entity to execute and deliver, in favour of the Collateral Agent, to the extent such Acquisition Entity meets the criteria set forth in the definition of Guarantor, the Direct Security.

9	All Intercompany Debt and Security has been assigned to the Collateral Agent and is on the premises of the applicable Borrower or of legal counsel acting for such Borrower.

10	All Security granted to the Collateral Agent, and/or the Lenders continues to be perfected and preserves the first priority thereof (subject to Permitted Encumbrances).

The undersigned agrees that the proposed Borrowing is conditional upon the Collateral Agent having received confirmation that all conditions set out in Section 8.2 of the Credit Agreement have been satisfied.

CERTIFIED at Toronto, this _____ day of _______________, ______.

COLLIERS INTERNATIONAL GROUP INC.
Per:
Name:
Title: [Chief Financial Officer]

COLLIERS INTERNATIONAL HOLDINGS (USA), INC.
Per:
Name:
Title: [Chief Financial Officer]

[●]
Per:
Name:
Title: [Chief Financial Officer]

[●]
Per:
Name:
Title: [Chief Financial Officer]

[●]
Per:
Name:
Title: [Chief Financial Officer]

[●]
Per:
Name:
Title: [Chief Financial Officer]

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SCHEDULE “I”

Description of Shareholders’ Agreement

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SCHEDULE “II”

Call Price Formula

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SCHEDULE “K” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

PERMITTED ENCUMBRANCES

[See attached]

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SCHEDULE “L” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF [U.S.] [UK] [DUTCH] [AUSTRALIAN] PROMISSORY NOTE

, 2015

U.S.$●

FOR VALUE RECEIVED [Colliers International Holdings (USA), Inc.] [Globestar Limited] [Cooperatie CMN Netherlands Holdco U.A.] [Colliers International Holdings (Australia) Limited (the “Borrower”) hereby promises to pay to the order of ● [name of Lender] (the “Lender”) at ● or such other address or to such account as the Lender may direct, in accordance with the terms of the Credit Agreement dated as of June 1, 2015 by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Cooperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, the U.S. Borrower, the UK Borrower and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the ”Lenders”), TD Securities, as Sole Lead Arranger and Sole Bookrunner, The Toronto-Dominion Bank, as the Collateral Agent, Administration Agent and Canadian Administration Agent (the “Agent”), Toronto Dominion (Texas) LLC, as U.S. Administration Agent, The Toronto-Dominion Bank, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent , as same may be amended, supplemented, revised, restated or replaced from time to time, (the “Credit Agreement”), the lesser of (a) [U.S.$● Lender’s Commitment] or (b) the outstanding amount of Borrowings from time to time made by such Lender to Borrower under the [U.S.] [UK] [Dutch] [Australian] Facilities, such amount as determined by the Lender’s Participation, in any case with interest thereon calculated and payable as set out in the Credit Agreement, until the occurrence of an Event of Default when the entire principal amount together with accrued but unpaid interest shall become due and payable in accordance with the terms of the Credit Agreement.

On the Final Maturity Date any amounts then remaining unpaid, including principal and interest, shall be immediately paid by the Borrower to the Lender without the presentment, notice, demand or observance of any other formality whatsoever.

This Promissory Note is the promissory note referred to in, and issued pursuant to the Credit Agreement and is subject to and governed by the terms and conditions thereof.  Capitalized terms used but not defined herein shall have the meaning set forth in the Credit Agreement.  Reference is made to the Credit Agreement for provisions regarding mandatory and optional payments and prepayments hereof, acceleration of the maturity hereof by the Lender upon the happening of certain stated events, and rates of interest after default.

This Promissory Note is evidence of the indebtedness of the Borrower under the Credit Agreement, and is secured by the Security and the other agreements and instruments referred to in the Credit Agreement, all as more particularly described and provided therein, and is entitled to the benefits thereof.

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The Borrower hereby waives diligence, demand, presentment, protest and notice of any kind, and assents to extensions of the time of payment, release, surrender or substitution of security, or forbearance or other indulgence, without notice.  The Borrower agrees to pay all amounts of principal, interest, and fees under this Promissory Note without offset, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Borrower.

This Promissory Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the Borrower or any successor or assign of the Borrower and the Lender or any holder hereof.

In the event the Lender or any holder hereof shall retain or engage legal counsel to collect, enforce or protect its interests with respect to this Promissory Note, the Borrower shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not suit is instituted.

This Promissory Note shall be governed by and construed in accordance with the laws of the [State of Delaware], and shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender and its successors, endorsees and assigns.  If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[signature page follows]

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[COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower]
Per:
Name:
Title:

[GLOBESTAR LIMITED, as UK Borrower]
Per:
Name:
Title:

[COOPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower]
Per:
Name:
Title:

[COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower]
Per:
Name:
Title:

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SCHEDULE “M” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS UK BORROWER, COOPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

POST-CLOSING COVENANTS

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